EXHIBIT 99.4

EXTENDIBLE REVOLVING TERM CREDIT FACILITY

AMENDED AND RESTATED
CREDIT AGREEMENT

BETWEEN:

PENGROWTH ENERGY CORPORATION
(AS BORROWER)

- AND -

THE FINANCIAL INSTITUTIONS AND OTHER ENTITIES NAMED HEREIN
IN THEIR CAPACITIES AS LENDERS
(AS LENDERS)

- AND -

ROYAL BANK OF CANADA
(AS ADMINISTRATIVE AGENT)

- AND –

RBC CAPITAL MARKETS
(AS LEAD ARRANGER AND SOLE BOOKRUNNER)

- AND –

BANK OF MONTREAL
(AS SYNDICATION AGENT)

- AND –

THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE,
HSBC BANK CANADA AND THE TORONTO-DOMINION BANK
(AS CO-DOCUMENTATION AGENTS)

January 1, 2011

Burnet, Duckworth & Palmer LLP
Bennett Jones LLP

i

5.11	Interest and Fee Adjustment	57
5.12	Nominal Rates	57
Article 6	PAYMENT AND TAXES	57
6.1	Time, Place and Currency of Payment	57
6.2	Application of Payments Prior to an Event of Default	58
6.3	Taxes	58
6.4	Account Debit Authorization	59
Article 7	CONDITIONS PRECEDENT TO DISBURSEMENT OF THE BORROWINGS	59
7.1	Conditions Precedent	59
7.2	Continuing Conditions Precedent	60
7.3	Waiver of a Condition Precedent	60
Article 8	COVENANTS OF THE BORROWER	60
8.1	Positive Covenants of the Borrower	60
8.2	Negative Covenants of the Borrower	65
8.3	Financial Covenants	67
Article 9	EVENTS OF DEFAULT	68
9.1	Events of Default	68
9.2	Acceleration and Demand	70
9.3	Waiver of Default	71
9.4	Application of Payments Following Demand and Acceleration	71
9.5	Remedies Cumulative	72
9.6	Set-Off	72
9.7	Cash Collateral Accounts	72
9.8	Lenders May Perform Covenants	73
Article 10	EXPENSES AND INDEMNITIES	73
10.1	Reimbursement of Expenses and Indemnity	73
10.2	Increased Cost	73
10.3	Illegality	74
10.4	Substitute Basis of Borrowing	74
10.5	Funding Indemnity	76
10.6	General Indemnity	76
Article 11	THE AGENT AND THE LENDERS	77
11.1	Authorization of Agent	77
11.2	Responsibility of Agent	77
11.3	Acknowledgment of Lenders	77
11.4	Rights and Obligations of Each Lender	78
11.5	Determinations by Lenders	78
11.6	Notices between the Lenders, the Agent and the Borrower	79
11.7	Agent's Duty to Deliver Documents Obtained from the Borrower	79
11.8	Arrangements for Borrowings	79
11.9	Arrangements for Repayment of Borrowings	80
11.10	Repayment by Lenders to Agent	80
11.11	Adjustments Among Lenders	81
11.12	Lenders' Consents to Waivers, Amendments, etc.	82
11.13	Reimbursement of Agent's Expenses	83
11.14	Reliance by Agent and Lenders on Notices, etc.	83
11.15	Relations with Borrower	83
11.16	Sharing of Information	84
11.17	Successor Agent	84
11.18	Amendment of this Article 11	84

ii

11.19	Dealing with Agent	85
11.20	Indemnity of Agent	85
11.21	Authority of Agent to Execute Intercreditor Agreements	85
11.22	The Agent, Fronting Lenders and Defaulting Lenders	85
Article 12	SUCCESSORS AND ASSIGNS AND JUDGMENT CURRENCY	87
12.1	Successors and Assigns	87
12.2	Judgment Currency	88
12.3	Exchange and Confidentiality of Information	88
12.4	Defaulting Lenders	89
Article 13	MISCELLANEOUS	90
13.1	Severability	90
13.2	Survival of Undertakings	90
13.3	Failure to Act	90
13.4	Amendments	91
13.5	Notice	91
13.6	Further Assurances	91
13.7	Anti-Money Laundering Legislation	91
13.8	Governing Law	92
13.9	Whole Agreement	92
13.10	Term of Agreement	92
13.11	Time of Essence	92
13.12	Jurisdiction	92
13.13	Counterpart Execution	93

Schedules

Schedule A	Commitments
Schedule B	Notice of Borrowing, Repayment, Prepayment or Cancellation of Total Commitment
Schedule C	Notice of Borrowing by way of Bankers’ Acceptance
Schedule D	Notice of Conversion
Schedule E	Notice of Rollover
Schedule F	Compliance Certificate
Schedule G	Lender Transfer Agreement
Schedule H	Request for Extension
Schedule I	Power of Attorney Terms – Bankers’ Acceptance
Schedule J	Letter of Credit Application
Schedule K	Form of Loan Party Guarantee
Schedule L	Organizational Chart and Subsidiaries

iii

THIS AMENDED AND RESTATED CREDIT AGREEMENT is dated as of January 1, 2011

BETWEEN:

PENGROWTH ENERGY CORPORATION, a corporation governed by the laws of the Province of Alberta, having an office in Calgary, Alberta

OF THE FIRST PART

AND

THE FINANCIAL INSTITUTIONS AND OTHER ENTITIES NAMED HEREIN or in Lender Transfer Agreements, in their capacities as Lenders

OF THE SECOND PART

AND

ROYAL BANK OF CANADA, a Canadian chartered bank having a branch in Toronto, Ontario, in its capacity as Administrative Agent

OF THE THIRD PART

WHEREAS pursuant to the Plan of Arrangement, Pengrowth Energy Trust and its Subsidiaries have restructured and, in connection therewith, inter alia, Pengrowth Energy Trust has been dissolved and certain Subsidiaries of Pengrowth Energy Trust have been amalgamated into the Borrower or otherwise wound-up;

AND WHEREAS Pengrowth Corporation (predecessor to the Borrower), the Lenders and the Agent, among others, are parties to the Prior Agreement and, as a result of the Plan of Arrangement, wish to amend and restate the Prior Agreement on the terms and conditions of this Agreement;

NOW THEREFORE, in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement and the Schedules hereto and in all notices pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"Acceleration Notice" has the meaning given to it in Section 9.2;

"Accommodations" means the advance of Loans by the Lenders, the acceptance of Bankers' Acceptances or, if applicable, the advance of BA Equivalent Advances by the Lenders and the issue of Letters of Credit by the Lenders or by the Fronting Lenders on behalf of the Lenders, as applicable;

"Accounting Change" means a significant or material change in GAAP on or after December 31, 2010 required by the promulgation of any rule, regulation, pronouncement or opinion by the Canadian Institute of Chartered Accountants, and in all events includes changes resulting from implementation of IFRS to the extent required by the Canadian Accounting Standards Board;

"Accounting Change Notice" has the meaning attributed to it in Section 1.6;

"Accounts" means the accounts and records established by the Agent pursuant to Section 4.6 to record the Borrower's liability to the Agent and each of the Lenders in respect of the Borrowings and other amounts owing by the Borrower to the Agent and each of the Lenders hereunder;

"Additional Compensation" has the meaning given to it in Section 10.2;

"Affected Lender" has the meaning given to it in Section 4.4;

"Affiliate" means, with respect to any person:

(a)
any person which, directly or indirectly, controls, is controlled by or is under common control with, such person; and for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" or "under common control with") means the power to direct or cause the direction of the management and policies of any person, whether through the ownership of voting shares or by contract or otherwise;

(b)
any person which beneficially owns or holds 10% or more of any class of shares (or in the case of a person that is not a corporation, 10% or more of the partnership or equity interest) of such person; or

(c)
any person of which 10% or more of any class of its shares (or in the case of a person that is not a corporation, 10% or more of the partnership or equity interest) is beneficially owned or held by such person or a subsidiary of such person;

"Agent" means Royal when acting in its capacity as administrative agent hereunder and includes any successor administrative agent appointed pursuant to Section 11.17;

"Agent's Account for Payments" means with respect to payments made by the Borrower or a Lender in connection with Borrowings, such accounts maintained by the Agent at the Agent's Branch of Account;

"Agent's Branch of Account" means the principal office of the Agent in Toronto, Ontario or such other office or branch of the Agent in Canada as the Agent and the Borrower, each acting reasonably, may agree upon from time to time and as advised to the Lenders in writing;

"Agreement" means this agreement, all Schedules attached hereto and any future amendments, variations or supplements thereto;

"Anniversary Date" has the meaning given to it in Section 3.15;

"Approved Fund" means any person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of business and that is administered or managed by a Lender, an affiliate of a Lender or a person or an affiliate of a person that administers or manages a Lender;

"Arrangement" means the arrangement involving, among others, Pengrowth Corporation (predecessor to the Borrower) and Pengrowth Energy Trust as set forth in the Arrangement Agreement and the Plan of Arrangement;

"Arrangement Agreement" means the arrangement agreement dated as of November 5, 2010 among Pengrowth Energy Trust, Pengrowth Corporation (predecessor to the Borrower), Esprit Energy Trust, Pengrowth Holding Trust, 1552168 Alberta Ltd., Monterey Exploration Ltd. and 1562803 Alberta Ltd.;

"Articles of Amalgamation" means the articles of amalgamation in respect of and as part of the Arrangement required under the Business Corporations Act (Alberta) and filed with the Alberta Registrar of Corporations;

"BA Equivalent Advance" means an advance made in Canadian Dollars by a Non-Acceptance Lender as part of an Accommodation by way of Bankers' Acceptance;

"Bankers' Acceptances" means bankers' acceptances denominated in Canadian Dollars in the form of either a depository bill, as defined in the Depository Bills and Notes Act (Canada), or a non-interest bearing bill of exchange, as defined in the Bills of Exchange Act (Canada), in either case issued by the Borrower which have been accepted and, if applicable, purchased by the Lenders at the request of the Borrower pursuant to either Section 3.4, 3.12 or 3.13;

"Banking Day" means a day, other than (a) Saturday and Sunday, (b) a day on which commercial banks are required to be closed in Calgary, Alberta, Toronto, Ontario, Montreal, Quebec, or New York, New York, and (c) a day on which commercial banking institutions are required to be closed in London, England in the case of a Libor Loan;

"Borrower" means Pengrowth Energy Corporation, a corporation governed by the laws of the Province of Alberta, having its principal office in Calgary, Alberta;

"Borrowings" means, at any given time during the term of the Agreement, the principal amount outstanding by way of Loans made by the Lenders together with the undrawn amount of all outstanding Letters of Credit and the face amount of outstanding Bankers' Acceptances accepted by the Lenders and, if applicable, the amount required to be repaid in respect of any BA Equivalent Advance on its maturity;

"bps" means one one-hundredth of one percent;

"Branch of Account" means, with respect to each Lender (including, if applicable, in its capacity as a Fronting Lender), the branch or office of such Lender at the address set out opposite such Lender's name in Schedule A of this Agreement or in the Lender Transfer Agreement or such other branch or office in Canada as such Lender may from time to time advise the Borrower and the other Lenders in writing; but, for purposes of delivery of any notice required to be delivered by the Agent to a Lender pursuant to Section 11.8 and for the purposes of effecting any payments to a Lender in connection with this Agreement, a Lender may specify by notice in writing to the Borrower any other branch or office of such Lender in Canada  and such branch or office shall thereafter be the Branch of Account of such Lender for such purpose;

"Business Day" means a day, other than (a) Saturday and Sunday, (b) a day on which commercial banks are required to be closed in Calgary, Alberta, Canada or Toronto, Ontario, Canada and, (c) in respect of any matters hereunder relating to U.S. Dollars, a day on which commercial banking institutions are required to be closed in New York, New York in the case of a U.S. Base Rate Loan, and a day on which commercial banking institutions are required to be closed in New York, New York or London, England in the case of a Libor Loan;

"Canadian Dollars", "Cdn. Dollars" and the symbol "Cdn. $" each means lawful money of Canada;

"Capital Lease" means, in respect of any person, any lease of property, real or personal, which would, in accordance with Generally Accepted Accounting Principles, be required to be classified and accounted for as a capital lease on a balance sheet of a lessee, where the lessee is such person;

"Capitalized Lease Obligation" means, in respect of any person and as at any time, the amount of any obligation which would, in accordance with Generally Accepted Accounting Principles, be required to be classified and accounted for as a Capital Lease on the consolidated balance sheet of such person;

"Cdn. Prime Loans" means the advances made available by the Lenders to the Borrower pursuant to either Section 3.4 or 3.12 and on which the Borrower has agreed to pay interest in accordance with Section 5.1;

"Cdn. Prime Rate" means, with respect to Cdn. Prime Loans, the greater of:

(a)
the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on Canadian Dollar denominated commercial loans made by the Agent in Canada; and

(b)	a rate of interest per three hundred and sixty-five (365) day period equal to the One Month BA Rate plus one-half of one percent (½%);

"CDOR Rate" means, on any day:

(a)
for Bankers' Acceptances which have a Standard Term, the per annum rate of interest which is the rate determined as being the arithmetic average of the rates per annum (calculated on the basis of a year of three hundred and sixty-five (365) days) applicable to Canadian Dollar bankers' acceptances having identical issue and comparable maturity dates as the Bankers' Acceptances proposed to be issued by the Borrower displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuters Monitor Money Rates Service as at approximately 8:00 a.m. (Calgary time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Agent in good faith after 8:00 a.m. (Calgary time) to reflect any error in a posted rate of interest or in the posted average annual rate of interest); and

(b)
for Bankers' Acceptance which do not have a Standard Term or if the rate referred to in paragraph (a) of this definition does not appear on such CDOR Page, then the CDOR Rate, on any day, shall be the arithmetic average of the discount rate quoted by each Schedule I Reference Lender (determined by the Agent as of 8:00 a.m. (Calgary time) on such day) which would be applicable in respect of an issue of bankers' acceptances in a comparable amount and with identical maturity dates to the Bankers' Acceptances proposed to be issued by the Borrower on such day, or if such day is not a Business Day, then on the immediately preceding Business Day;

"Change of Control" means the initial acquisition by any person, or any persons acting jointly or in concert (as determined by the Securities Act (Alberta)), whether directly or indirectly, of Voting Shares of the Borrower which, together with all other Voting Shares of the Borrower held by such person or persons, constitutes, in the aggregate, more than 25% of all outstanding Voting Shares of the Borrower;

"Commitment" means the obligation of each Lender to provide to the Borrower hereunder an aggregate principal amount by way of Accommodations at any one time outstanding up to but not exceeding the amount set forth opposite such Lender's name in Schedule A hereto or in the Lender Transfer Agreement of such Lender as such Lender's Commitment, as such amount may hereafter be increased, decreased, cancelled or terminated from time to time pursuant to this Agreement and which, for greater certainty, shall in the case of a Fronted Letter of Credit issued by a Fronting Lender, only include such Fronting Lender's Lender's Proportion thereof;

"Commodity Swap" means an agreement entered into between the Borrower or a Designated Subsidiary and a counterparty on a case by case basis, the purpose and effect of which is to reduce or manage the Borrower's or such Designated Subsidiary's exposure to fluctuations in commodity prices;

"Compliance Certificate" means a compliance certificate substantially in the form attached hereto as Schedule F executed on behalf of the Borrower by a Senior Officer of the Borrower;

"Consolidated EBITDA" means at the end of a Fiscal Quarter and as determined in accordance with GAAP for the Borrower on a consolidated basis, the net income from operations plus income taxes, interest expense (including the all-in costs of any accounts receivable securitization), depreciation, depletion and amortization expense, as further adjusted by deducting non-cash revenue and adding back non-cash expenses, for the twelve month period ending on the last day of such Fiscal Quarter excluding therefrom any net income from operations and such other items that are attributable to any Non-Recourse Assets of any member of the Loan Parties or any other Subsidiary to which any Non-Recourse Debt holder's rights, remedies and recourse are limited; provided that for the purpose of calculating Consolidated EBITDA, such calculation shall include an estimate of any EBITDA attributable to (or deducted from) assets (which shall include the acquisition or disposition of all of the Securities of a Subsidiary of the Borrower) acquired (or divested) at any time during such twelve month period as if such assets were owned throughout such period or disposed of immediately prior to such period (all in a manner as determined satisfactorily to the Agent, acting reasonably) if the value of all assets acquired or disposed of during such period is in excess of an amount equal to 5% of Consolidated Tangible Assets of the Borrower;

"Consolidated Senior Debt" means, as at any time, and as determined in accordance with GAAP for the Borrower on a consolidated basis and without duplication (with any amounts owing in a currency other than Cdn. Dollars being calculated at the Equivalent Amount in Cdn. Dollars), all Debt but excluding in any event (without duplication):

(a)	Consolidated Subordinated Debt;

(b)	Convertible Debt; and

(c)
Non-Recourse Debt of such person except to the extent the lender thereunder has made a claim against such person for a breach of any provision of the terms and conditions of the Non-Recourse Debt in respect of which the rights, remedies and recourse of the Non-Recourse Debt holder are not limited as provided for in the definition of Non-Recourse Debt;

"Consolidated Senior Debt to Capitalization Ratio" means, as at a certain date, the ratio of Consolidated Senior Debt to Total Capitalization;

"Consolidated Senior Debt to EBITDA Ratio" means as at a certain date, the ratio of Consolidated Senior Debt to Consolidated EBITDA;

"Consolidated Subordinated Debt" means, as at any time, and as determined in accordance with GAAP for the Borrower on a consolidated basis and without duplication (with any amounts owing in a currency other than Cdn. Dollars being calculated at the Equivalent Amount in Cdn. Dollars), all Subordinated Debt;

"Consolidated Tangible Assets" means, in respect of a person, the value of all tangible assets (including, without limitation, petroleum and natural gas rights) of such person as valued on such person's balance sheet less (a) any tangible assets in respect of which there exists a Security Interest in respect of Non-Recourse Debt, (b) deferred revenues, (c) provision for future site restoration costs and (d) minority interests in Subsidiaries of such person, all as determined on a consolidated basis in accordance with GAAP;

"Consolidated Total Debt" means the aggregate of the Consolidated Senior Debt and Consolidated Subordinated Debt;

"Consolidated Total Debt to EBITDA Ratio" means, as at the end of any Fiscal Quarter, the ratio of Consolidated Total Debt to Consolidated EBITDA;

"Conversion" means a conversion of one type of Borrowing into another type of Borrowing pursuant to Section 3.12;

"Conversion Date" means a Banking Day that the Borrower has notified the Agent at the Agent's Branch of Account as the date on which the Borrower has elected to convert a Borrowing or a portion thereof pursuant to Section 3.12;

"Convertible Debt" means any convertible subordinated debentures or notes created, issued or assumed by the Borrower which have all of the following characteristics:

(a)
an initial final maturity or due date in respect of repayment of principal extending beyond the latest Maturity Date of any Lender under this Agreement in effect at the time such debentures or notes are created, issued or assumed;

(b)
no scheduled or mandatory payment or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payment which can be satisfied by the delivery of Voting Shares of the Borrower as contemplated in paragraph (f) of this definition and other than on a change of control of the Borrower where a Change of Control also occurs by reason of the definition thereof in this Agreement) prior to the latest Maturity Date of any Lender under this Agreement in effect at the time such debentures or notes are created, issued or assumed;

(c)
upon and during the continuance of a Default, an Event of Default or acceleration of the time for repayment of any Term Indebtedness, any Operating Indebtedness or any Swap Indebtedness which has not been rescinded, (i) all amounts payable in respect of principal, premium (if any) or interest under such debentures or notes are subordinate and junior in right of payment to all such

Term Indebtedness, Operating Indebtedness and Swap Indebtedness and no payments shall be made under such debentures or notes and (ii) no enforcement steps or enforcement proceedings may be commenced in respect of such debentures or notes;

(d)
upon distribution of the assets of the Borrower on any dissolution, winding up, total liquidation or reorganization of the Borrower (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such person, or otherwise), all Term Indebtedness, Operating Indebtedness and Swap Indebtedness shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debentures or notes;

(e)
the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any of the Term Indebtedness, any Operating Indebtedness or any Swap Indebtedness or enforcement of the rights and remedies of the Agent and the Lenders hereunder or under any other Loan Document shall not in and of themselves:

(i)	cause a default or event of default (with the passage of time or otherwise) under such debentures or notes or the indenture governing the same; or

(ii)	cause or permit the obligations under such debentures or notes to be due and payable prior to the stated maturity thereof; and

(f)
payments of interest or principal due and payable under such debentures or notes can be satisfied, at the option of the Borrower, by delivering Voting Shares of the Borrower in accordance with the indenture or agreement governing such debentures or notes (whether such units are received by the holders of such debentures or notes as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures or notes);

"Currency Swap" means an agreement entered into between the Borrower or a Designated Subsidiary and a counterparty on a case by case basis, in connection with forward rate, currency swap or currency exchange and similar currency related transactions, the purpose and effect of which is to reduce or manage the Borrower's or such Designated Subsidiary's exposure to fluctuations in currency exchange rates;

"Debt" means, as at any time, and as determined in accordance with GAAP and without duplication (with any amounts owing in a currency other than Cdn. Dollars being calculated at the Equivalent Amount in Cdn. Dollars), all obligations, liabilities and indebtedness that would be classified as debt on a balance sheet of a person (including the notes thereto), and in any event including without limitation:

(a)	all indebtedness of such person for borrowed money;

(b)	obligations of such person pursuant to bankers' acceptance facilities, note purchase facilities and commercial paper programs;

(c)	reimbursement obligations of such person in respect of letters of credit and letters of guarantee;

(d)	obligations of such person for the deferred purchase price of property or services which are to remain or do remain unpaid after the expiry of 120 days from the date of acquisition;

(e)	obligations of such person:

(i)	to purchase indebtedness or to advance or supply funds for the payment or purchase of indebtedness of a person, including the purchase of debt securities or obligations; or

(ii)
to make any payment, loan, advance, capital contribution or other investment in or to a person, or become or be bound by any agreement to do so, for the purpose of assuring a minimum equity, an asset base, a working capital or other balance sheet test or condition for any date or to provide funds for the payment of any debt liability, dividend or share liquidation payment, or otherwise to supply funds to or in any manner invest in such person;

other than where any such obligations relate to payments made or to be made on behalf of any such person in the ordinary course of business in accordance with normal petroleum and natural gas industry practice pursuant to the provisions of operating agreements which require or permit joint operators under any such operating agreements to make such payments after such person has defaulted in the payment thereof;

(f)
actual amounts owed under Swap Agreements of such person upon termination of such Swap Agreements, including early termination, including, without limitation, net settlement amounts payable upon maturity and termination payments payable upon termination;

(g)	net proceeds received by such person from any accounts receivable securitization program;

(h)	indebtedness of such person secured by any Security Interest existing on property owned by such person, whether or not the indebtedness secured thereby shall have been assumed;

(i)	obligations of such person with respect to Prepaid Obligations and deferred revenues relating to third party obligations;

(j)	Capitalized Lease Obligations and obligations relating to Sale-Leaseback transactions of such person;

(k)
all redemption obligations with respect to any shares or units issued by such person which are not held by the Borrower or a Designated Subsidiary, and which are by their terms or pursuant to any contract, agreement or arrangement:

(i)
redeemable, retractable, payable or required to be purchased or otherwise retired or extinguished, or convertible into debt of such person in any case, prior to the then latest Maturity Date of any Lender under this Agreement, (A) at a fixed or determinable date, (B) at the option of any holder thereof, or (C) upon the occurrence of a condition not solely within the control and discretion of such person; or

(ii)	convertible into any other shares or units described in (i) above;

(l)
Guarantees of such person in respect of the indebtedness for borrowed money of any other person; provided that any such indebtedness for borrowed money shall include obligations of the kind described in paragraphs (a) through (k) inclusive of this definition of Debt;

and shall exclude in any event (without duplication):

(m)
to the extent permitted by GAAP, any particular indebtedness of such person if, upon or prior to the maturity thereof, there shall have been irrevocably deposited with the proper depositary in trust the necessary funds (or evidences of indebtedness) for the payment, redemption or satisfaction of such indebtedness, and thereafter such funds and evidences of indebtedness or other security so deposited are not included in any computation of the assets of such person;

(n)
contingent obligations of such person in respect of court actions, suits or other proceedings which have not come to a final and conclusive judgment before a court of competent jurisdiction or such other person as may have jurisdiction in the premises and such person reasonably expects to be successful in the defence of such action, suit or other proceeding;

(o)
any lease or other arrangement relating to real or personal property of such person which would, in accordance with GAAP, not be accounted for as a Capital Lease of such person or as a Sale-Leaseback; and

(p)	deferred or future taxes of such person;

"Default" means any event or circumstance which, with the giving of notice or lapse of time or otherwise, would constitute an Event of Default;

"Defaulting Lender" means any Lender:

(a)
that has failed to fund any payment or its portion of any Accommodations required to be made by it hereunder or to purchase any participation required to be purchased by it hereunder and under the other Loan Documents;

(b)
that has notified the Borrower, the Agent or any Lender (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party;

(c)
that has failed, within 3 Business Days after written request by the Agent or the Borrower, to confirm in writing to the Agent and the Borrower that it will comply with the terms of this Agreement relating to its obligations to fund prospective Accommodations;

(d)
that has otherwise failed to pay over to the Agent or any other Lender any other amount required to be paid by it hereunder within 3 Business Days of the date when due, unless the subject of a good faith dispute; or

(e)	in respect of which a Lender Insolvency Event or a Lender Distress Event has occurred in respect of such Lender or its Lender Parent;

"Designated Subsidiary" means each direct or indirect (as contemplated under Section 8.1(r)) wholly-owned Subsidiary of the Borrower which has at the time granted or agreed to become bound by the Loan Party Guarantee and provided a supporting legal opinion from its counsel pursuant to Section 8.1(q);

"Discount Proceeds" means, in respect of any Bankers' Acceptance denominated in Cdn. Dollars required to be purchased by a Lender hereunder pursuant to Sections 3.6(a) or 3.6(h), an amount (rounded to the nearest whole cent with one-half of one cent being rounded-up) determined as of the applicable Drawdown Date, Conversion Date or Rollover Date which is equal to:

Face Amount x Price

where "Face Amount" is the face amount of such Bankers' Acceptance and "Price" is equal to:

where the "Rate" is the applicable Discount Rate expressed as a decimal on the Drawdown Date, Conversion Date or Rollover Date, as the case may be; the "Term" is the term of such Bankers' Acceptance expressed as a number of days; and the Price as so determined is rounded-up or down to the fifth decimal place with .000005 being rounded-up;

"Discount Rate" means on any day:

(a)	with respect to an issue of Bankers' Acceptances issued by a Schedule I Lender, the CDOR Rate on such day; and

(b)	with respect to an issue of Bankers' Acceptances issued by a Schedule II Lender:

(i)
which the Borrower has requested the  Schedule II Lenders to purchase (and concurrently therewith has requested the Schedule I Lenders to purchase the Bankers' Acceptances to be accepted by them as part of such issue of Bankers' Acceptances), the lesser of the rate set out in paragraph (a) of this definition plus seven (7) bps and the arithmetic average of the rates on such day, as determined by the Agent, at or about 8:00 a.m. (Calgary time) on such day as being the discount rate (expressed as a rate per annum based on a year of three hundred and sixty-five (365) days) at which each Schedule II Reference Lender is offering at such time on such day for the purchase of Bankers' Acceptances denominated in Canadian Dollars having a comparable face value and identical issue and maturity dates to the face value and issue and maturity date of the Bankers' Acceptances proposed to be issued by the Borrower and accepted by the Schedule II Lenders on such day; and

(ii)
which the Borrower has requested the Schedule II Lenders to purchase but has determined to market the Bankers' Acceptances of the Schedule I Lenders issued as a part of such issue of Bankers' Acceptances on its own, the arithmetic average of the discount rates (expressed as a rate per annum on the basis of a year of three hundred and sixty-five (365) days) at which the Bankers' Acceptances of the Schedule I Lenders issued as a part of such issue of Bankers' Acceptances were sold (the "Schedule I Average Cdn. Rate") plus the lesser of (A) the difference between the Schedule I Average Cdn. Rate and the arithmetic average of the rates on such day, as determined by the Agent, at or about 8:00 a.m. (Calgary time) on such day as being the discount rate (expressed as a rate per annum based on a year of three hundred and sixty-five (365) days) at which each Schedule II Reference Lender is offering at such time on such day for the purchase of Bankers' Acceptances denominated in Canadian Dollars having a comparable face value and identical issue and maturity dates to the face value and issue and maturity date of the Bankers' Acceptances proposed to be issued by the Borrower and accepted by the Schedule II Lenders on such day and (B) seven (7) bps;

"Distribution" means:

(a)
any declaration, order or payment of dividends or other capital distributions directly or indirectly to any holder (a "Securityholder") of any shares, trust units, partnership units or other form of equity interest ("Securities") of the Borrower or any Subsidiary;

(b)	any redemption, retraction, purchase or other acquisition of Securities of the Borrower or any Subsidiary;

(c)
any payment of principal, interest or other amounts in respect of indebtedness or obligations owed to a Securityholder of the Borrower or any Subsidiary or any Affiliate thereof or to a holder of Convertible Debt;

(d)	any transfer of property by the Borrower or any Subsidiary for a consideration less than fair market value to a Securityholder of the Borrower or any Subsidiary or to any Affiliate thereof; or

(e)	any loan, advance or other payment of any kind by the Borrower or any Subsidiary to a Securityholder of the Borrower or any Subsidiary or any Affiliate thereof;

provided that "Distribution" shall not include any of the foregoing if made to the Borrower or to a Designated Subsidiary;

"Drawdown Date" means a Banking Day on which the Borrower has requested Borrowings pursuant to Section 3.4;

"Effective Date" has the meaning given to it in Section 7.1;

"Environmental Laws" means any and all federal, provincial, local and foreign statutes, laws, regulations, ordinances, rules, decrees or other governmental restrictions relating to the environment, to the release of any materials into the environment or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, industrial substances, toxic substances, hazardous substances or wastes but only to the extent such Environmental Laws are legally applicable to the Borrower or any Subsidiary;

"Equivalent Amount" in one currency (the "First Currency") of an amount in another currency (the "Other Currency") means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the Bank of Canada noon (Toronto time) spot rate for such currencies on such date of determination (as quoted or published from time to time by the Bank of Canada) or, if such date of determination is not a Business Day, on the Business Day immediately preceding such date of determination, or at such other rate as may have been agreed to by the Borrower and the Agent;

"Event of Default" means any of the events or circumstances specified in Section 9.1;

"Extending Lender" has the meaning given to it in Section 3.15(b);

"Fed Funds Rate" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the annual rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business

Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three (3) Federal funds brokers of recognized standing selected by it;

"Final Order" means the final order of the Court of Queen's Bench of Alberta giving effect to the Arrangement;

"Financial Assistance" means providing or agreeing to provide (either directly or indirectly) financial assistance to any person (including, without limitation, financial assistance by way of share purchase, equity contribution, loan, guarantee or credit support arrangement of any nature whatsoever), the purpose of which is to assist such person with the repayment of indebtedness for borrowed money or the payment of any other amount which would constitute Debt;

"Financial Calculation" has the meaning given to it in Section 1.6;

"Fiscal Quarter" means the three month period commencing on the first day of each Fiscal Year and each successive three month period thereafter during such Fiscal Year;

"Fiscal Year" means any Loan Party's fiscal year, as applicable, which at present commences on January 1 of each year and ends on December 31 of such year;

"Fronted LC Commitment" means each Fronting Lender's obligation hereunder to issue Fronted Letters of Credit for the account of the Borrower in an aggregate principal amount in Cdn. Dollars (or the Equivalent Amount in U.S. Dollars) equal to the amount set forth opposite such Fronting Lender's name in Schedule A hereto or in a Lender Transfer Agreement as such Fronting Lender's Fronted LC Commitment or in an agreement between the Borrower and such Lender of which the Agent has received a copy, in any case, as such amount may hereafter be increased, decreased, cancelled or terminated from time to time pursuant to this Agreement;

"Fronted Letter of Credit" means a Letter of Credit issued by a Fronting Lender for the account of the Lenders;

"Fronting Lender" means Royal and each other Lender who, with the consent of the Agent and the agreement of the Borrower, from time to time agrees to issue Fronted Letters of Credit for so long as any such Lender has a Fronted LC Commitment hereunder or has issued Fronted Letters of Credit hereunder which remain outstanding, provided that there shall be no more than two Fronting Lenders at any time;

"Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles which are in effect from time to time in Canada;

"Guarantee" means any undertaking to assume, guarantee, endorse (other than the routine endorsement of cheques in the ordinary course of business), contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any obligation of any person;

"IFRS" means International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time;

"Insolvency Event" means an Event of Default specified in Section 9.1(b) or 9.1(c) hereof;

"Interest Date" means the last day of each month;

"Interest Determination Date" means, with respect to a Libor Loan, the date which is two (2) Business Days prior to the first day of the Libor Interest Period applicable to such Libor Loan;

"Interest Swap" means an agreement entered into between the Borrower or a Designated Subsidiary and a counterparty on a case by case basis, in connection with interest rate swap transactions, interest rate options, cap, floor and collar transactions and other similar interest rate related transactions, the purpose and effect of which is to reduce or manage the Borrower's or such Designated Subsidiary's exposure to fluctuations in interest rates;

"Judgment Currency" has the meaning given to it in Section 12.2;

"Lender Distress Event" means, in respect of a given Lender:

(a)
such Lender or its Lender Parent is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guarantees or other support (including the nationalization or assumption of ownership or operating control by the Government of the United States, Canada or any other governmental agency); or

(b)
such Lender or its Lender Parent is otherwise adjudicated as, or determined to be, insolvent or bankrupt, in each case, by any governmental agency having regulatory authority over such Lender or Lender Parent or their respective assets; provided that, for certainty, a Lender Distress Event shall not have occurred solely by virtue of the ownership or acquisition of any equity interest in such Lender or its Lender Parent by any governmental agency;

"Lender Insolvency Event" means, in respect of a given Lender:

(a)	such Lender or its Lender Parent is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)
such Lender or its Lender Parent becomes insolvent, is deemed insolvent by any federal, provincial, state or local laws, statutes or regulations applicable to it or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	such Lender or its Lender Parent makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)
such Lender or its Lender Parent (i) institutes, or has instituted against it by a regulator, supervisor or any similar governmental agency with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office, (A) a proceeding pursuant to which such governmental agency takes control of such Lender's or Lender Parent's assets, (B) a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors' rights, or (C) a petition for its winding-up or liquidation; or (ii) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and such proceeding or petition is instituted or presented by a person or entity not described in clause (i) above and either (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 15 days of the institution or presentation thereof;

(e)	such Lender or its Lender Parent has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(f)
such Lender or its Lender Parent seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or a substantial portion of all of its assets;

(g)
such Lender or its Lender Parent has a secured party take possession of all or a substantial portion of all of its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or a substantial portion of all of its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case, within 15 days thereafter;

(h)
such Lender or its Lender Parent causes or is subject to any event with respect to it which, under the applicable law of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (g) above, inclusive; or

(i)	such Lender or its Lender Parent takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing;

"Lender Parent" means any person that directly or indirectly controls a Lender and, for the purposes of this definition, "control" shall have the same meaning as set forth in the definition of "Affiliate" contained herein;

"Lender Transfer Agreement" means an agreement executed by a Lender, substantially in the form of Schedule G with the blanks completed;

"Lender's Proportion" means:

(a)	in respect of each Lender, the proportion that such Lender's Commitment bears to the Total Commitment; and

(b)
for the purpose of Section 11.11, in respect of each Lender and the Operating Lender, the proportion that such Lender's Commitment (together with, in the case of Royal as Operating Lender, the Operating Amount), bears to the sum of the Total Commitment plus the Operating Amount;

"Lenders" means each of the financial institutions and other entities named on the signature pages hereto as Lenders and each permitted financial institution and other entity which has entered into a Lender Transfer Agreement but excluding any financial institution or other entity after it has assigned, cancelled or terminated all of its Commitment hereunder, and including Royal in its capacity as a Lender but excluding Royal or any other Lender in its capacity as Agent and "Lender" means any one of them;

"Letter of Credit" means a documentary letter of credit or demand letter of guarantee in either Canadian Dollars or U.S. Dollars issued by the Lenders or by a Fronting Lender on behalf of the Lenders, as applicable, in each case for the account of the Borrower;

"Letter of Credit Application" has the meaning given to it in Section 3.9(h);

"Libor" means, with respect to any Libor Interest Period applicable to a Libor Loan, the per annum rate of interest determined by the Agent, based on a three hundred sixty (360) day year, as the average of the offered quotations appearing on the display referred to as the "LIBOR 01 Page" (or any display substituted therefor) of Reuters Monitor Money Rates Service (or if such LIBOR 01 Page shall not be available, any successor or similar services as may be selected by the Agent) for deposits in U.S. Dollars of amounts comparable to the principal amount of such Libor Loan for a period equal to the number of days in the applicable Libor Interest Period, at or about 11:00 a.m. (London, England time) on the second Business Day prior to the first day of such Libor Interest Period.  If neither such "LIBOR 01 Page" nor any successor or similar service is available, then "Libor" shall mean, with respect to any such Libor Interest Period, the per annum rate of interest, based on a three hundred sixty (360) day year, determined by the Agent at approximately 11:00 a.m. (London, England time) (or so soon thereafter as practicable) on the second Business Day prior to the first day of such Libor Interest Period, at which the Agent, in accordance with its normal practice, would be prepared to offer to leading banks in the London interbank market for delivery by the Agent of U.S. Dollar deposits having a term comparable to such Libor Interest Period and in an amount comparable to the principal amount of such Libor Loan;

"Libor Interest Date" means the date falling on the last day of each Libor Interest Period; provided that if the Borrower selects a Libor Interest Period for a period longer than three (3) months, the Libor Interest Date shall be each date falling every three (3) months after the beginning of such Libor Interest Period and the date falling on the last day of such Libor Interest Period;

"Libor Interest Period" means, with respect to each Libor Loan, the period (subject to availability) of approximately one (1) month, two (2) months, three (3) months, six (6) months, nine (9) months or twelve (12) months (as selected by the Borrower and notified to the Agent pursuant to Section 3.5) commencing on and including the Drawdown Date or Conversion Date, as the case may be, applicable to such Libor Loan and ending on and including the last day of such period, and thereafter in connection with a Rollover of a Libor Loan, each successive period (subject to availability) of approximately one (1) month, two (2) months, three (3) months, six (6) months, nine (9) months or twelve (12) months (as selected by the Borrower and notified to the Agent pursuant to Section 3.5) commencing on and including the last day of the prior Libor Interest Period;

"Libor Loans" means the advances in U.S. Dollars made available by the Lenders to the Borrower pursuant to Sections 3.4, 3.12 or 3.13 and on which the Borrower has agreed to pay interest in accordance with Section 5.3;

"Loan Documents" means this Agreement, the Loan Party Guarantee (including for greater certainty any addition agreements thereto) and all other certificates, instruments and documents executed and delivered to the Agent or the Lenders from time to time by or on behalf of any Loan Party in connection herewith or therewith, and "Loan Document" means any of them;

"Loan Parties" means the Borrower and each Designated Subsidiary, and "Loan Party" means any one of them;

"Loan Party Guarantee" means a guarantee substantially in the form attached as Schedule K provided by the Designated Subsidiaries to and for the benefit of the Agent and the Lenders, as amended from time to time, including, where applicable, any addition agreement substantially in the form attached as a schedule to such guarantee whereby a Designated Subsidiary agrees to be bound by such guarantee;

"Loans" means Cdn. Prime Loans, Libor Loans and U.S. Base Rate Loans;

"Majority Lenders" means, prior to the occurrence of an Event of Default, any Lender or group of Lenders having Lender's Proportions, in aggregate, of sixty-six and two-thirds percent (66-2/3%) or more and, after the occurrence of an Event of Default, any Lender or group of Lenders having the Equivalent Amount in Canadian Dollars of Borrowings, in aggregate, of sixty-six and two-thirds percent (66-2/3%) or more;

"Margin" means, at any time in respect of Loans, Bankers' Acceptances, Letters of Credit or standby fees payable hereunder, a margin, expressed as a per annum rate of interest based on a year of three hundred and sixty-five (365) days or, in the case of Libor Loans, of three hundred and sixty (360) days, payable to the Lenders with respect to Loans, Bankers' Acceptances, Letters of Credit and standby fees payable hereunder, equal to the rate set out in the following table below the applicable Consolidated Senior Debt to EBITDA Ratio:

Consolidated Senior Debt to EBITDA Ratio
Type of Borrowing or Fee	<1.00:1.00	>1.00:1.00 and <1.75:1.00	>1.75:1.00 and <2.25:1.00	>2.25:1.00 and <3.00:1.00	>3.00:1.00
Cdn. Prime Loans and U.S. Base Rate Loans	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]
Libor Loans, Bankers' Acceptances and Letters of Credit	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]
Standby Fee	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

"Material Acquisition" means, at any time, an acquisition (including an acquisition which is comprised of a number of transactions) by the Borrower or any Subsidiary of shares, units or other equity interests in any person or of any properties, in each case:

(a)	which is completed in the immediately preceding twelve months;

(b)
the cost of each such acquisition is in excess of 5% of the Consolidated Tangible Assets of the Borrower as shown on the most current financial statements of the Borrower at the time of any such acquisition; and

(c)	is in respect of Voting Shares or other equity interests in any person or of any properties that the Borrower or any Subsidiary continues to own at such time,

and which, when netted against each disposition by the Borrower or any Subsidiary during the same period which is equal to or greater than 5% of the Consolidated Tangible Assets of the Borrower as shown on the most current financial statements of the Borrower at the time of any such disposition, increases such Consolidated Tangible Assets of the Borrower as shown on the most recent consolidated financial statements of the Borrower at such time by more than 5%;

"Material Adverse Effect" means a material adverse effect on:

(a)	the business, financial condition, operations, assets or properties of the Loan Parties taken as a whole;

(b)	the ability of the Loan Parties taken as a whole to repay the Borrowings or any other amount outstanding hereunder or under any guarantee thereof; or

(c)	the validity or enforceability of any material term of this Agreement or any other Loan Document;

"Maturity Date" means October 29, 2013, or such later date to which the Maturity Date may be extended from time to time by the Extending Lenders pursuant to Section 3.15;

"Miscellaneous Encumbrances" means, in respect of a person, Security Interests (provided they are not of general application against the property of the relevant person, such as floating charges and general security agreements over all present and after-acquired property) on property of such person which are not otherwise Permitted Encumbrances described in paragraphs (a) through (t) of the definition of Permitted Encumbrances;

"Non-Acceptance Discount Rate" means, for any day, the Discount Rate in paragraph (a) of the definition thereof;

"Non-Acceptance Lenders" means a Lender which is not a Canadian chartered bank or which cannot accept bankers' acceptances in the ordinary course of its business;

"Non-Extending Lender" has the meaning given to it in Section 3.15(b);

"Non-Recourse Assets" has the meaning given to it in the definition of Non-Recourse Debt;

"Non-Recourse Debt" means, in respect of a person, indebtedness incurred by such person to finance the construction, development or acquisition of assets from a person at arms'-length to such person, where the recourse of the lender of such indebtedness (or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such indebtedness) or any judgment in respect of such indebtedness is limited, in all circumstances (other than in respect of false or misleading representations, warranties and covenants (but not including, for greater certainty, any covenant to pay such Non-Recourse Debt) customary in limited recourse financing, in respect of which the lender's recourse is against such person on an unsecured basis) to the assets constructed, developed or acquired (including all personal property arising from or relating to such assets) (the "Non-Recourse Assets") and in respect of which such indebtedness has been incurred;

"Non-Takeover Lender" has the meaning given to it in Section 3.3;

"Oil and Gas Properties" means, at any time, the Petroleum and Natural Gas Rights owned by any Loan Party to which are attributed Proved Producing Reserves located in Canada, including, without limitation, the offshore jurisdictions of Canada or its provinces;

"Old System Issuer" means a Lender, other than a Non-Acceptance Lender, who does not issue Bankers' Acceptances as depository bills under the Depository Bills and Notes Act (Canada);

"One Month BA Rate" means, on any day, the per annum rate of interest determined as being the arithmetic average of the "BA 1 month" rate applicable to Canadian Dollar Bankers' Acceptances displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuters Monitor Money Rates Service as at approximately 8:00 a.m. (Calgary time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Agent in good faith after 8:00 a.m. (Calgary time) or so soon thereafter as practicable to reflect any error in a posted rate of interest or in the posted average annual rate of interest); provided, however, if such a rate does not appear on such CDOR Page as contemplated, the "One Month B/A Rate" on any day shall be the thirty (30) day discount rate of the Agent (determined as at approximately 8:00 a.m. (Calgary time) on such day) which would be applicable in respect of an issuance of Bankers' Acceptances with a term to maturity of one month issued on such day, or if such day is not a Business Day, then on the immediately preceding Business Day;

"Operating Amount" means Cdn. $50,000,000 or such other maximum amount as may be available to the Borrower from time to time under the Operating Credit Agreement;

"Operating Borrowings" means the amount of Borrowings (as defined in the Operating Credit Agreement) outstanding from time to time under the Operating Credit Agreement;

"Operating Credit Agreement" means the operating credit agreement dated as of January 1, 2011 between the Operating Lender and the Borrower as amended, varied, supplemented or restated from time to time;

"Operating Indebtedness" means the Operating Borrowings and all other present and future indebtedness of the Borrower to the Operating Lender, absolute or contingent, determined or undetermined, choate or inchoate, matured or unmatured, howsoever arising or incurred under the Operating Credit Agreement or any of the other Operating Loan Documents and includes all fees, costs, expenses and indemnity obligations under any of the Operating Loan Documents, and the indebtedness of the Borrower pursuant to any judgment obtained in respect of the failure of the Borrower to perform or observe any of its obligations under any of the Operating Loan Documents;

"Operating Lender" means Royal in its capacity as lender under the Operating Credit Agreement;

"Operating Loan Documents" means the Operating Credit Agreement, the Loan Party Guarantee (including for greater certainty any addition agreements thereto) and all other certificates, instruments and documents executed and delivered from time to time by or on behalf of any Loan Party in connection therewith;

"Permitted Disposition" means, in respect of a person, any of the following:

(a)
a sale or disposition of petroleum and natural gas properties (and related tangibles) resulting from any pooling, unit or farmout agreement entered into in the ordinary course of business and in accordance with sound industry practice when, in the reasonable judgment of such person, it is necessary or of advantage to do so in order to facilitate the orderly exploration, development or operation of such petroleum and natural gas properties;

(b)
a sale or disposition in the ordinary course of business and in accordance with sound industry practice in Alberta of tangible personal property that is obsolete, no longer useful for its intended purpose or being replaced in the ordinary course of business;

(c)	a sale or disposition of current, in transit or stored production from petroleum and natural gas properties made in the ordinary course of business;

(d)	the abandonment, surrender or termination of any petroleum and natural gas rights in respect thereto in the ordinary course of business and in accordance with sound industry practice;

(e)
a non-prepaid forward sale of production from petroleum and natural gas properties made in the ordinary course of business and not for speculative purposes in order to hedge against price fluctuations;

(f)	a sale or disposition of Non-Recourse Assets by such person which are subject to a Security Interest in respect of Non-Recourse Debt;

(g)
a sale or disposition of any assets or properties classified as property, plant and equipment on the balance sheet of such person including a Sale-Leaseback and any Prepaid Obligations, where the proceeds of disposition are used to repay Borrowings and permanently reduce the Total Commitment by the amount repaid;

(h)
a contribution of money or other assets to the Judy Creek Remediation Trust or the Sable Offshore Energy Project Environmental Restoration Fund where the aggregate amount contributed thereto in any Fiscal Year does not exceed Cdn. $9,000,000;

(i)	a sale or disposition of marketable securities of an entity other than a Subsidiary; and

(j)	a sale or disposition of any assets or properties from one Loan Party to another Loan Party;

"Permitted Encumbrances" means, in respect of a person, any of the following:

(a)
Security Interests for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which such person shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of such person taken as a whole and such person shall have made adequate provision therefor in accordance with GAAP;

(b)
the Security Interests of any judgment rendered, or claim filed, against such person which such person shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of such person taken as a whole and such person shall have made adequate provision therefor in accordance with GAAP;

(c)
Security Interests imposed or permitted by law such as carriers' liens, builders' liens, materialmens' liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent, any lien, privilege or charge which such person shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of such person taken as a whole;

(d)
Security Interests arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to law against such person or in respect of which no steps or proceedings to enforce such lien have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any lien which such person shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of such person taken as a whole and such person shall have made adequate provision therefor in accordance with GAAP;

(e)
Security Interests incurred or created in the ordinary course of business and in accordance with sound petroleum and natural gas industry practice in Alberta in respect of the joint operation of petroleum and natural gas properties or related production or processing facilities as security in favour of any other person conducting the development or operation of the property to which such Security Interests relate, for such person's portion of the costs and expenses of such development or operation provided that such costs or expenses are not due or delinquent or, if due or delinquent, any Security Interests which such person shall be contesting in good faith if such contest will involve no risk of loss of any material part of the property of such person taken as a whole and such person shall have made adequate provision therefor in accordance with GAAP;

(f)
lessor royalties (including crown or freehold lessor royalties), overriding royalty interests, net profit interests, reversionary interests and carried interests or other similar burdens on production in respect of such person's petroleum and natural gas properties that are entered into with or granted to arm's length third parties in the ordinary course of business and in accordance with sound petroleum and natural gas industry practice in Alberta provided such interests or burdens are reflected in any reports and other data provided with respect to the Petroleum and Natural Gas Rights of the Borrower and the Designated Subsidiaries;

(g)
Security Interests for penalties arising under non-participation provisions of operating agreements in respect of such person's petroleum and natural gas properties if such Security Interests do not materially detract from the value of any material part of the property of such person taken as a whole;

(h)
easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by such person (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not materially detract from the value of such land or materially impair its use in the operation of the business of such person taken as a whole;

(i)	any lien or trust arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations;

(j)
security given by such person to a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other governmental authority in the ordinary course of the business of such person in connection with operations of such person if such security is not of general application against the property of such person such as floating charges and general security agreements and if such security does not, either alone or in the aggregate, materially impair its use in the conduct of the business of such person taken as a whole;

(k)
the right reserved to or vested in any governmental body by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(l)	all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(m)	any right of first refusal in favour of any person granted in the ordinary course of business with respect to all or any of the oil and gas properties of such person;

(n)
any Security Interest the satisfaction of which has been provided for by deposit with the Agent or a court of competent jurisdiction of cash or a surety bond or other security satisfactory to the Agent in an amount sufficient to pay the liability in respect of such Security Interest in full;

(o)	Security Interests in respect of Non-Recourse Debt on the Non-Recourse Assets constructed, developed or acquired with the proceeds of the Non-Recourse Debt;

(p)
liens on cash or marketable securities of such person granted in connection with Swaps provided that (i) such Swaps do not, as a result thereof, result in a breach of Section 8.2(e) hereof; (ii) the obligations secured by such liens are not due and delinquent; and (iii) the fair market value of all such cash and marketable securities, together with the aggregate amount outstanding under any Purchase-Money Security Interests, Capital Leases, Sale-Leasebacks and Miscellaneous Encumbrances, is not at any time in excess of an amount equal to 5% of Consolidated Tangible Assets of the Borrower as shown on the most recent consolidated financial statements of the Borrower provided to the Lenders hereunder, or the Equivalent Amount thereof in any other currency;

(q)	any Security Interest created pursuant to Section 4.9 of the Remediation Trust Maintenance Agreement as such Security Interest is in existence on the date hereof;

(r)	any Security Interest granted to the Agent on behalf of the Lenders in respect of any cash cover as contemplated by Section 9.7;

(s)	any Security Interest from time to time disclosed by such person to the Agent and which is consented to by the Majority Lenders and the Operating Lender;

(t)
Purchase-Money Security Interests, Capital Leases and Sale-Leasebacks, provided that the aggregate amount outstanding thereunder and under any Miscellaneous Encumbrances, together with the fair market value of any cash and marketable securities covered by a lien pursuant to subsection (p) of this definition, shall not at any time be greater than 5% of Consolidated Tangible Assets of the Borrower as shown on the most recent consolidated financial statements of the Borrower provided to the Lenders hereunder, or the Equivalent Amount thereof in any other currency; and

(u)
Miscellaneous Encumbrances, provided that the aggregate amount outstanding thereunder and under any Purchase-Money Security Interests, Capital Leases and Sale-Leasebacks, together with the fair market value of any cash and marketable securities covered by a lien pursuant to subsection (p) of this definition, shall not at any time be greater than 5% of Consolidated Tangible Assets of the Borrower as shown on the most recent consolidated financial statements of the Borrower provided to the Lenders hereunder, or the Equivalent Amount thereof in any other currency;

provided that nothing in this definition shall, in and of itself, constitute or be deemed to constitute an agreement or acknowledgment by the Agent or any Lender that the indebtedness subject to or secured by any such Permitted Encumbrance ranks (apart from the effect of any Security Interest included in or inherent in any such Permitted Encumbrance) in priority to the indebtedness of the Borrower hereunder or any Designated Subsidiary under the Loan Party Guarantee;

"Permitted Financial Assistance" means:

(a)	Financial Assistance provided to, or for the benefit of, a Loan Party; and

(b)	Financial Assistance (other than to, or for the benefit of, a Loan Party) in an aggregate amount not exceeding Cdn. $35,000,000;

"Permitted Title Defects" means, in respect of any particular asset of a person, any of the following:

(a)	Permitted Encumbrances;

(b)
title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of such asset for the purposes for which it is held, or impair its saleability, or cause a disruption or reduction in the production or cash flow (if any) associated therewith; and

(c)	title defects which are disclosed to and expressly consented to by the Majority Lenders as constituting Permitted Title Defects hereunder;

"Petroleum and Natural Gas Rights" means, in respect of a person, all of its right, title, estate and interest, whether contingent or absolute, legal or beneficial, present or future, vested or not, and whether or not an "interest in land", at such time in and to any, or such as are stipulated, of the following, by whatever name the same are known:

(a)	rights to explore for, drill for, produce, take, save or market Petroleum Substances from or allocated to its lands or lands with which the same have been pooled or unitized;

(b)	rights to a share of the production of Petroleum Substances from or allocated to its lands or lands with which the same have been pooled or unitized;

(c)
rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances from or allocated to its lands or lands with which the same have been pooled or unitized;

(d)	rights in lands or documents of title related thereto, including leases, subleases, licenses, permits, reservations, rights and privileges; and

(e)	rights to acquire any of the above rights described in paragraphs (a) through (d) of this definition,

and includes interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests and other economic interests;

"Petroleum Substances" means petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing;

"Plan of Arrangement" means the plan of arrangement set forth in Schedule "A" to the Arrangement Agreement;

"Prepaid Obligations" means, in respect of a person, "take-or-pay" or similar indebtedness of such person whereby such person is obligated to settle, at some future date more than 90 days from the date the obligation is incurred, payment in respect of petroleum substances, whether by deliveries (accelerated or otherwise) of petroleum substances, payment of money or otherwise howsoever, including all such obligations for which such person is liable without having received and retained a payment therefor or having assumed such obligations;

"Prior Agreement" means the Sixth Amended and Restated Credit Agreement dated October 29, 2010 among Pengrowth Corporation (predecessor to the Borrower), the Lenders and the Agent;

"Production Payment" means:

(a)
the sale (including any forward sale) or other transfer of any Petroleum Substances, whether in place or when produced for a period of time until, or of an amount such that, the purchaser will realize therefrom a specified amount of money (however determined, including by reference to interest rates or other factors which may not be fixed) or a specified amount of such product; and

(b)	any other interest in property of the character commonly referred to as a "production payment";

"Proved Producing Reserves" means those oil and gas reserves estimated as recoverable under current technology and existing economic conditions from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir and which are actually on production;

"Purchase-Money Security Interests" means, in respect of a person, purchase money Security Interests upon or in any tangible personal property and fixtures (including real property surface rights upon which such fixtures are located) acquired by such person in the ordinary course of business to secure the purchase price of such property or to secure indebtedness incurred solely for the purpose of financing the acquisition of such property, including any Security Interests existing on such property at the time of its acquisition (other than any such Security Interest created in contemplation of any such acquisition);

"Purchasing Lender" means each Lender in respect of whom the Borrower has made an election pursuant to Section 3.6(h) to have such Lender purchase the Bankers' Acceptances accepted by such Lender;

"rateable" or "rateably" means, for the purposes of Section 9.4, the proportion that the Term Indebtedness of any Lender, or the proportion that the Operating Indebtedness of the Operating Lender, or the proportion that the Swap Indebtedness of any Swap Lender, as the case may be, bears to the aggregate of all Term Indebtedness, Operating Indebtedness and Swap Indebtedness;

"Remaining Lenders" has the meaning given to it in Section 11.17;

"Remediation Trust Maintenance Agreement" means the Agreement to Maintain the Judy Creek Remediation Trust dated October 15, 1997 between Imperial Oil Resources and the Borrower, as amended from time to time;

"Request for Extension" means a request substantially in the form of Schedule H requesting an extension of the Maturity Date pursuant to Section 3.15;

"Requested Lender" has the meaning given to it in Section 3.15;

"Rollover" means either a confirmation of a Libor Loan or a part thereof for a new Libor Interest Period or the issuance of new Bankers' Acceptances (subject to the provisions hereof) in respect of all or a portion of Bankers' Acceptances which are maturing, in each case pursuant to Section 3.13;

"Rollover Date" means a Business Day that the Borrower has notified the Agent at the Agent's Branch of Account as the date on which the Borrower has elected to effect a Rollover of a Bankers' Acceptance or a Libor Loan;

"Royal" means Royal Bank of Canada and its successors and permitted assigns;

"Sale-Leaseback" means an arrangement under which title to any tangible personal property or fixture is transferred by a person (a "transferor") to another person which leases or otherwise grants the right to use such property to the transferor (or nominee of the transferor), whether or not in connection therewith the transferor also acquires a right or is subject to an obligation to acquire the property, assets or interest, and regardless of the accounting treatment of such arrangement;

"Schedule I Lender" means a Lender which is a Canadian chartered bank listed on Schedule I to the Bank Act (Canada);

"Schedule I Reference Lender" means each of Royal Bank of Canada and such other Schedule I Lender as is agreed to from time to time by the Borrower and the Agent, each acting reasonably; provided that there shall be no more than two Schedule I Reference Lenders at any one time;

"Schedule II Lender" means a Lender which is a Canadian chartered bank listed on Schedule II or Schedule III to the Bank Act (Canada) (other than a Lender that is a Non-Acceptance Lender);

"Schedule II Reference Lender" means:

(a)	if there is only one Schedule II Lender, such Schedule II Lender; or

(b)
if there is more than one Schedule II Lender, such Schedule II Lenders as are agreed to from time to time by the Borrower and the Agent, each acting reasonably; provided that there shall be no more than two Schedule II Reference Lenders at any one time;

"Securities" has the meaning given to it in the definition of "Distribution" hereunder;

"Securityholder" has the meaning given to it in the definition of "Distribution" hereunder;

"Security Interest" means any assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement (including, without limitation, a Capital Lease) or any security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not which secures payment or performance of an obligation but excluding a right of set-off created in the ordinary course of business unless such right of set-off is created for the purposes of securing repayment of indebtedness for borrowed money;

"Senior Officer" means any one of the Chairman, the President, the Chief Operating Officer, the Chief Financial Officer, a Vice President or the Treasurer of the Borrower;

"Shareholders' Equity" means at any time, the shareholders' equity in the Borrower as shown on the consolidated financial statements of the Borrower, plus, to the extent not included in the foregoing, the principal amount of any outstanding Convertible Debt, minus the equity attributable to Voting Shares held by the Borrower in Subsidiaries which are not Designated Subsidiaries and minus the equity attributable to any Non-Recourse Debt and any Non-Recourse Assets of the Borrower and its Subsidiaries

to which any such Non-Recourse Debt holder's rights, remedies and recourse are limited and all retained earnings attributable to such Non-Recourse Assets;

"Standard Term" means the term to maturity of a Bankers' Acceptance for which a quote is available in respect of such Bankers' Acceptance on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuter Monitor Money Rates Service provided such term to maturity is not less than seven (7) days and not greater than six (6) months;

"Subject Maturity Date" has the meaning given to it in Section 3.15;

"Subordinated Debt" means any unsecured obligation, liability or indebtedness incurred by the Borrower or a Subsidiary that constitutes Debt and which is subordinated to the Term Indebtedness, the Operating Indebtedness and any Swap Indebtedness then in existence and which, without limitation, has all of the following characteristics:

(a)
the maturity date thereof shall be later than the latest Maturity Date in effect at the time such obligation, liability or indebtedness is incurred, provided, however, that if the Borrower or a Subsidiary enters into a subordinated bridge facility in connection with a material acquisition, the maturity date thereof may be prior to such latest Maturity Date so long as such Subordinated Debt matures and is repaid within six months of its incurrence;

(b)
subject to the proviso in paragraph (a) of this definition, no scheduled principal payments thereon or mandatory principal reductions thereunder are required to be made (except upon acceleration after default but subject always to the subordination agreement referred to below) until after the latest Maturity Date in effect at the time such obligation, liability or indebtedness is incurred;

(c)	if a default occurs in respect of such obligation, liability or indebtedness, the holders thereof are subject to a standstill period ending at least six months after the latest Maturity Date; and

(d)
the holders of such obligation, liability or indebtedness (or if applicable, their agent or trustee on their behalf) shall have entered into a subordination agreement with the Agent on terms and conditions satisfactory to the Majority Lenders, acting reasonably;

"Subsidiary" means, in respect of any person:

(a)
any corporation of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors are directly or indirectly beneficially owned or controlled by such person alone or in conjunction with its other Subsidiaries; or

(b)
any partnership, trust or other person of which at least a majority of the outstanding income interests or capital, beneficial or ownership interests (however designated) are directly or indirectly owned or controlled by such person alone or in conjunction with its other Subsidiaries;

and shall include any person in like relation to a Subsidiary, and references herein to Subsidiary unless otherwise specifically indicated herein, shall be references to a Subsidiary of the Borrower

"Successor" has the meaning given to it in Section 8.2(b);

"Swap" means any Commodity Swap, Currency Swap or Interest Swap;

"Swap Agreement" means an agreement in any form including an ISDA master agreement between the Borrower or any Designated Subsidiary and any counterparty pursuant to which Swaps are entered into and includes all schedules attached or intended to be attached thereto, provided that entering into such Swap does not result in a breach of Section 8.2(e);

"Swap Indebtedness" means any liability of the Borrower or any Designated Subsidiary to a Swap Lender under a Swap Agreement;

"Swap Lender" means a person which, at the time that it entered into a Swap Agreement, was a Lender or the Operating Lender or an Affiliate of a Lender or the Operating Lender;

"Takeover" has the meaning given to it in Section 3.3;

"Takeover Lender" has the meaning given to it in Section 3.3;

"Takeover Loan" has the meaning given to it in Section 3.3;

"Target" has the meaning given to it in Section 3.3;

"Taxes" means all present and future taxes, levies, imposts, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto, excluding, with respect to the Agent or any Lender, taxes based upon or computed by reference to its income or gains or capital and franchise taxes imposed on it by any taxation authority;

"Term Indebtedness" means the Borrowings and all other present and future indebtedness of the Borrower to the Agent and the Lenders, absolute or contingent, determined or undetermined, choate or inchoate, matured or unmatured, howsoever arising or incurred hereunder or under any of the other Loan Documents and includes all fees, costs, expenses and indemnity obligations hereunder or under any of the other Loan Documents and under the indebtedness of the Borrower pursuant to any judgment obtained in respect of the failure by the Borrower to perform or observe any of its obligations under any of the Loan Documents;

"Threshold Amount" means the greater of Cdn. $50,000,000 (or the Equivalent Amount thereof in any other currency) or an amount equal to 2% of Consolidated Tangible Assets of the Borrower as shown on the most recent consolidated financial statements of the Borrower provided to the Lenders hereunder;

"Total Capitalization" means the sum of Consolidated Total Debt and Shareholders' Equity;

"Total Commitment" means the aggregate of the Commitments of each of the Lenders, as hereafter increased, decreased, cancelled or terminated from time to time pursuant to this Agreement, not to exceed Cdn. $1,000,000,000 except in the circumstances described in Section 3.16;

"Transaction" has the meaning given to it in Section 8.2(b);

"U.S. Base Rate" means, with respect to U.S. Base Rate Loans on any day, the highest of:

(a)
the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on U.S. Dollar denominated commercial loans made by the Agent in Canada;

(b)
a rate of interest per three hundred sixty-five (365) day period equal to the Fed Funds Rate (equated, for these purposes, to a rate based on year of 365 days rather than 360 days) plus one-half of one percent (½ %); and

(c)	a rate of interest equal to the Libor for a one month Libor Loan plus one percent (1%);

"U.S. Base Rate Loans" means the advances in U.S. Dollars made available by the Lenders to the Borrower pursuant to either Section 3.4 or 3.12 and on which the Borrower has agreed to pay interest in accordance with Section 5.2;

"U.S. Dollars" and the symbol "U.S. $" each means lawful money of the United States of America; and

"Voting Shares" means:

(a)
share capital of any class of any corporation or securities of any other person which carry voting rights to elect the board of directors or other body exercising similar functions under any circumstances, but shares or other securities which carry the right to so vote conditionally upon the happening of an event shall not be considered Voting Shares until the occurrence of such event; and

(b)
an interest in a general partnership, limited partnership, trust or similar person which entitles the holder of such interest to receive a share of the profits, or on dissolution or partition, of the assets, of such person.

1.2	Headings and Table of Contents

The headings, the table of contents and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3	References

Unless something in the subject matter or context is inconsistent therewith, all references to Sections, Articles and Schedules are to Sections, Articles and Schedules to this Agreement.  The words "hereto", "herein", "hereof", "hereunder" and similar expressions mean and refer to this Agreement.

1.4	Rules of Interpretation

In this Agreement, unless otherwise specifically provided, the singular includes the plural and vice versa, "month" means calendar month, "quarter" means calendar quarter, "person" includes any individual, firm, partnership, company, corporation, joint venture, government, governmental body, agency or instrumentality, unincorporated body of persons or association, and "in writing" or "written" includes printing, typewriting, or any electronic means of communication capable of being visibly reproduced at the point of reception, including telecopier.

1.5	Generally Accepted Accounting Principles

All financial statements required to be furnished by the Borrower to the Lenders hereunder shall be prepared in accordance with Generally Accepted Accounting Principles consistently applied.  Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under Generally Accepted Accounting Principles consistently applied and reference to any balance sheet item, statement of income and retained earnings item, statement of income and accumulated earnings item, or statement of cash flows or changes in cash position item means such item as computed from the applicable financial statement prepared in accordance with Generally Accepted Accounting Principles consistently applied.

1.6	Accounting Change

(a)
For greater certainty, all accounting terms and financial covenants and thresholds (including Permitted Encumbrance thresholds) hereunder have been based upon GAAP in effect as of December 31, 2010 and do not reflect IFRS.  In the event that any Accounting Change occurs, the Borrower will provide notice thereof to the Agent (an "Initial Accounting Notice") together with a description of the nature of such Accounting Change.  Such notice shall describe the effect of such Accounting Change on the Borrower's current and immediately prior year's financial statements.  If the Borrower, the Agent or the Majority Lenders determines that any such change would cause an amount required to be determined for the purposes of any financial covenant in Section 8.3 or any other financial calculation hereunder (each a "Financial Calculation") to be materially different than the amount that would be determined without giving effect to such change, then the Borrower, the Agent or the Majority Lenders, as the case may be, shall notify the other Parties of such Accounting Change. Such notice (an "Accounting Change Notice") shall state whether the Borrower, the Agent or the Majority Lenders, as applicable, wish to revise the method of calculating one or more of the Financial Calculations (including the revision of any of the defined terms used in the determination of such Financial Calculation) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Calculation will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Calculation; provided that if the Accounting Change Notice is delivered by the Agent or the Majority Lenders, they may request that the Borrower provide, within a reasonable time, the Accounting Change's effect on the Borrower's current and immediately prior year's financial statements.  The Initial Accounting Notice shall be delivered within 45 days after the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 90 days after the end of such period. Following receipt of an Accounting Change Notice, either the Borrower or the Majority Lenders may provide a proposal to the other as to how to amend the provisions of this Agreement.

(b)
If, pursuant to the Accounting Change Notice, the Borrower, the Agent or Majority Lenders, as applicable, does not indicate that it desires to revise the method of calculating one or more of the Financial Calculations, the Borrower or the Majority Lenders, as applicable, may within 30 days after receipt of the Accounting Change Notice, notify the Borrower or the Lenders, as applicable, that they wish to revise the method of calculating one or more of the Financial Calculations in the manner described above.

(c)
If either the Borrower, the Agent or the Majority Lenders so indicate that they wish to revise the method of calculating one or more of the Financial Calculations, the Borrower and the Lenders shall in good faith attempt to agree on a revised method of calculating such Financial Calculations with the desired result that the criteria for evaluating the Borrower's financial condition or compliance with this Agreement shall be substantially the same after such Accounting Change as if such change had not been made (and they shall negotiate in good faith an amendment or amendments to this Agreement to give effect thereto which amendment shall for greater certainty require only Majority Lender approval thereto), provided that until such time as any such agreement in writing has been reached, such method of calculation shall not be revised and all amounts to be determined thereunder shall be determined without giving effect to the Accounting Change.  For greater certainty, if no notice of a desire to revise the method of calculating the Financial Calculations in respect of an Accounting Change is given by either the Borrower, the Agent or the Majority Lenders within the applicable time period described above, then the method of calculating the Financial Calculations shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Calculations shall be determined after giving effect to such Accounting Change.

(d)
If a Compliance Certificate is delivered in respect of a fiscal quarter or fiscal year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Calculations, and subsequently, as provided above, the method of calculating one or more of the Financial Calculations is revised in response to such Accounting Change, or the amounts to be determined pursuant to any of the Financial Calculations are to be determined without giving effect to such Accounting Change, the Borrower shall, as soon as reasonably possible, deliver a revised Compliance Certificate.  Any Event of Default which arises as a result of the Accounting Change and which is cured by this Section 1.6 shall be deemed to have never occurred.

1.7	Time

Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in Calgary, Alberta.

1.8	Payment for Value

All payments required to be made hereunder shall be made for value on the required day in same day immediately available funds.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties

The Borrower represents and warrants to the Agent and each of the Lenders, all of which representations and warranties shall survive the execution and delivery of this Agreement, that:

(a)
Corporate Existence of the Borrower:  the Borrower is a corporation duly incorporated, validly subsisting and in good standing with respect to the filing of annual returns under the laws of the Province of Alberta and is duly registered and qualified to carry on business as a corporation under the laws of each jurisdiction in which the nature of any business conducted by it or the character of any properties and assets owned or leased by it requires such registration and qualification except to the extent failure to register or qualify would not reasonably be expected to have a Material Adverse Effect;

(b)
Existence of Designated Subsidiaries:  each Designated Subsidiary which is a corporation is a corporation duly incorporated, validly subsisting and in good standing with respect to the filing of annual returns under the laws of its jurisdiction of incorporation, each Designated Subsidiary which is a partnership is a partnership duly organized and subsisting under the laws of its jurisdiction of creation, and each Designated Subsidiary which is a trust is a trust validly created and subsisting under the laws of its jurisdiction of creation, and each is duly registered and qualified as an extra-provincial corporation, partnership or trust, as applicable, under the laws of each jurisdiction in which the nature of any business transacted by it or the character of any properties and assets owned or leased by it requires such registration and qualification, except to the extent failure to register or qualify would not reasonably be expected to have a Material Adverse Effect;

(c)
Power to Carry on Business:  each of the Loan Parties has full corporate, partnership or trust power and capacity, as applicable, to own and lease its properties and assets and conduct its business as presently conducted;

(d)	Authority: the execution, delivery and performance by each Loan Party of each of the Loan Documents to which it is a party:

(i)	have been duly authorized by all necessary corporate, partnership or trust action, as applicable;

(ii)	are within its corporate, partnership or trust power and capacity, as applicable;

(iii)
do not violate any provision of any law or regulation binding upon it, or of its articles of incorporation or by-laws (in respect of the Borrower and any corporate Designated Subsidiaries), or of its partnership agreement (in respect of any partnership Designated Subsidiaries) or of its trust indenture (in respect of any trust Designated Subsidiaries);

(iv)
do not result in the breach of or constitute a default or require any consent under, or result in the creation of any Security Interest upon any of its property or assets pursuant to any indenture or other agreement or instrument to which it is a party or by which it or its property may be bound or affected; and

(v)	do not require any license, consent or approval of or advance notice to or advance filing with any governmental agency or regulatory authority;

(e)	Execution and Delivery of Loan Documents: each Loan Document to which each Loan Party is a party has been duly executed and delivered by each such Loan Party;

(f)
Enforceability:  each Loan Document to which each Loan Party is a party is a legal, valid and binding obligation of each such party, enforceable against it in accordance with its terms except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by moratorium laws from time to time in effect;

(g)	Consolidated Financial Condition of the Borrower: the annual audited consolidated financial statements of the Borrower for the Fiscal Year most recently ended:

(i)	fairly present in all material respects the consolidated financial condition of the Borrower as at the date thereof and the results of its operations for the period covered thereby; and

(ii)	have been prepared in accordance with Generally Accepted Accounting Principles consistently applied;

and since such date, except to the extent the Borrower has otherwise advised the Agent in writing, there has been no material adverse change in the consolidated financial condition, operations or business of the Borrower from that set forth in such financial statements as at such date which would reasonably be expected to have a Material Adverse Effect;

(h)
Litigation:  there are no suits or proceedings (including proceedings by or before any arbitrator, government commission, board, bureau or other administrative agency) pending or, to the knowledge of the Borrower, threatened against or affecting any Loan Party which would reasonably be expected to have a Material Adverse Effect;

(i)
Compliance with Laws and Contracts: each Loan Party is in compliance with all federal, provincial, state and local laws, statutes and regulations and all contracts, agreements and employee benefit plans except to the extent failure to so comply would not reasonably be expected to have a Material Adverse Effect;

(j)
Environmental Matters: each Loan Party and each Subsidiary has obtained all permits, licenses and other authorizations which are required under all applicable Environmental Laws except to the extent failure to have any such permit, license or authorization would not reasonably be expected to have a Material Adverse Effect; and each Loan Party and each Subsidiary is in compliance with all Environmental Laws and all terms and conditions of all such permits, licenses and authorizations, except to the extent failure to comply would not reasonably be expected to have a Material Adverse Effect;

(k)	Environmental Condition of Property: the properties and assets of each Loan Party and each Subsidiary:

(i)	are not the subject of any outstanding orders from a governmental agency or regulatory authority or otherwise alleging violation of any Environmental Laws; and

(ii)
comply, with respect to their use and condition, with all Environmental Laws and all terms and conditions of all permits, licenses and other authorizations, which are required under all Environmental Laws, except to the extent failure to comply would not reasonably be expected to have a Material Adverse Effect;

(l)	Events of Default: no Default or Event of Default has occurred which is continuing;

(m)
Title to Assets:  subject only to Permitted Title Defects, each Loan Party has good, valid and marketable title to all of its assets and properties and, except for Permitted Encumbrances, such assets and properties are not subject to any Security Interests;

(n)
Taxes:  each Loan Party has filed all income tax returns which were required to be filed by it and has paid or made provision for payment of all Taxes which are due and payable by it, except for Taxes the payment of which is being contested by it in good faith and for which provision has been made for adequate reserves, except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect;

(o)
Accuracy of Information: all information, materials and documents, including environmental reports and data, prepared by the Borrower and delivered to the Agent were true, complete and accurate in all material respects as at their respective dates, except to the extent that any inaccuracies would not have a Material Adverse Effect;

(p)
Designated Subsidiaries:  as at the Effective Date, all direct and indirect Subsidiaries of the Borrower are disclosed in the Organizational Chart and List of Subsidiaries contained in Schedule L, and there are no Designated Subsidiaries;

(q)
Loan Parties Asset Test:  as at the Effective Date, the Consolidated Tangible Assets of the Loan Parties (determined on an unconsolidated basis and excluding inter-company items) is not less than 85% of the Consolidated Tangible Assets of the Borrower; and

(r)
Other Guarantees:  as at the Effective Date, no Subsidiary has provided any guarantee in favour of any note purchasers under any note purchase agreements then in effect with the Borrower as note issuer.

2.2	Deemed Representation and Warranty

Each request by the Borrower for Borrowings pursuant to Section 3.4 or for a conversion of Borrowings pursuant to Section 3.12 or for a Rollover of Libor Loans or Bankers' Acceptances pursuant to Section 3.13 shall be deemed to be a representation and warranty by the Borrower to the Agent and each of the Lenders that as of the date of such request and as of the applicable Drawdown Date, Conversion Date or Rollover Date there exists no Default or Event of Default and, in the case of a request by the Borrower for Borrowings pursuant to Section 3.4 or delivery of a Request for Extension, that the matters referred to in Section 2.1 are, as of the applicable Drawdown Date or date of extension of the Maturity Date pursuant to Section 3.15, true and correct in all material respects as of each such date.

ARTICLE 3
THE CREDIT FACILITY

3.1	Amendment and Restatement and Obligations of Each Lender

(a)
Amendment and Restatement:  Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement, the Lenders, the Agent and the Borrower agree that, effective on the Effective Date, the Prior Agreement shall be amended in its entirety on the terms and conditions of this Agreement and all indebtedness and liability of Pengrowth Corporation (as predecessor to the Borrower) to the Agent and the Lenders under the Prior Agreement including, without limitation, "Borrowings" (as defined under the Prior Agreement) and accrued and unpaid interest and fees thereon and standby fees accrued thereunder, shall be construed as indebtedness and liability of the Borrower to the Agent and the Lenders under this Agreement.

(b)
Obligations of each Lender:  Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement, each Lender hereby severally agrees to make Accommodations available to the Borrower up to the amount of its Commitment for the purposes set forth in Section 3.2, provided that at no time shall the Equivalent Amount in Canadian Dollars of the Borrowings outstanding hereunder exceed the Total Commitment. Accommodations shall be available from each Lender from and after the Effective Date until the earlier of the Maturity Date of such Lender and the day on which an Event of Default occurs, and shall be available by way of:

(i)	Loans: the advance of Loans by such Lender and the delivery of the proceeds of such advance for the account of the Borrower through the Agent at the Agent's Account for Payments;

(ii)	Bankers' Acceptances: either:

(A)
the acceptance of Bankers' Acceptances (or the making of a BA Equivalent Advance) by such Lender and the delivery of the discounted proceeds of sale received by such Lender (or the amount of the BA Equivalent Advance) (less the applicable fees payable by the Borrower to such Lender pursuant to Section 5.4) in respect thereof for the account of the Borrower through the Agent at the Agent's Account for Payments; or

(B)
the acceptance and purchase of Bankers' Acceptances (or the making of a BA Equivalent Advance) by such Lender if it is a Purchasing Lender and the delivery of the Discount Proceeds in respect of such Bankers' Acceptances (or BA Equivalent Advance) (less the applicable fees payable by the Borrower to such Lender pursuant to Section 5.4) for the account of the Borrower through the Agent at the Agent's Account for Payments; and

(iii)
Letters of Credit: the issuance of Letters of Credit in Canadian Dollars or U.S. Dollars by a Fronting Lender on behalf of the Lenders or by the Lenders; provided that the aggregate of the Equivalent Amount in Canadian Dollars of all Letters of Credit outstanding hereunder shall not at any time exceed Cdn. $50,000,000.

(c)
Obligations of each Fronting Lender:  Subject to the terms and conditions of this Agreement, each Fronting Lender hereby severally agrees to make Fronted Letters of Credit available to the Borrower up to the amount of its Fronted LC Commitment for the purposes set forth in Section 3.2, provided that at no time shall the aggregate of the Equivalent Amount in Canadian Dollars of all Fronted Letters of Credit outstanding hereunder exceed Cdn. $50,000,000.

(d)
Several Obligations:  No Lender shall be responsible for the Commitment of any other Lender. The failure of a Lender to make available its share of any Accommodation in accordance with this Agreement shall not release any other Lender from its obligations hereunder.

For greater certainty, no Lender shall have any obligation to make any Loans, accept Bankers' Acceptances or make BA Equivalent Advances or issue Letters of Credit if, after giving effect thereto, Borrowings from such Lender would at any time exceed its Commitment.

(e)
Nature of Credit Facility:  Prior to the Maturity Date of each Lender, the credit facility provided hereunder is a revolving credit facility and the Borrower may increase or decrease Borrowings from such Lender by obtaining Loans, Bankers' Acceptances and BA Equivalent Advances or Letters of Credit and by making repayments in respect thereof.

(f)
Ranking:  The Lenders acknowledge that all Term Indebtedness, Operating Indebtedness and Swap Indebtedness shall be guaranteed under any Loan Party Guarantee and that, after delivery of an Acceleration Notice or the occurrence of any Insolvency Event, payments received in respect of any Term Indebtedness, Operating Indebtedness or Swap Indebtedness shall be applied as provided for in Section 9.4 and the other provisions hereof.

3.2	Purpose

Accommodations shall be available for the general corporate purposes of the Borrower.

3.3	Takeover

In the event the Borrower wishes to utilize Borrowings to fund, or to provide funds to any Subsidiary to fund, any offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any person (other than a private issuer as defined under the Securities Act (Alberta) or a corporation or limited partnership whose shares or units are directly or indirectly held by one person) (the "Target") where, as of the date of the offer to acquire, the securities that are subject to the offer to acquire, together with the securities of such person that are beneficially owned, or over which control or direction is exercised, by the Borrower and its Subsidiaries and any person acting jointly or in concert with any thereof on the date that the offer to acquire is made, constitute in the aggregate the lesser of such percentage of outstanding securities as is considered to be a "takeover bid" under any law or regulation applicable to the Target and ten percent (10%) or more of all of the outstanding securities of that class of securities of the person (a "Takeover"), then either:

(a)
Agreement of the Target: prior to or concurrently with delivery of any notice to the Agent pursuant to Section 3.4 requesting one or more Accommodations the proceeds of which are to be utilized to finance such Takeover, the Borrower shall provide to the Agent evidence satisfactory to the Agent (acting reasonably) that the board of directors or like body of the Target has approved or recommended to security holders acceptance of the Takeover; or

(b)	No Conflict by Lenders: the following steps shall be followed:

(i)
at least seven (7) Business Days prior to the delivery of any notice to the Agent pursuant to Section 3.4 requesting Accommodations intended to be utilized for such Takeover, the President, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer or the Treasurer of the Borrower shall advise the Agent (who shall promptly advise an appropriate officer of each Lender) of the particulars of such Takeover in sufficient detail to enable such Lender to determine whether it has a conflict of interest if Accommodations from such Lender are utilized by the Borrower for such Takeover;

(ii)
within five (5) Business Days of being so advised, each Lender shall notify the Agent of such Lender's determination, acting reasonably, as to whether such a conflict of interest exists (such determination to be made by such Lender in the exercise of its sole discretion having regard to such considerations as it deems appropriate), provided that in the event such Lender does not so notify the Agent within such five (5) Business Day period, such Lender shall be deemed to have notified the Agent that it has such a conflict of interest; and

(iii)
the Agent shall promptly notify the President, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer or the Treasurer of the Borrower of each Lender's determination or deemed determination;

and in the event that any Lender has, or is deemed to have, such a conflict of interest, then upon the Agent so notifying the Borrower, such Lender shall have no obligation to provide Accommodations for such Takeover notwithstanding any other provision of this Agreement to the contrary; provided, however, that each other Lender (a "Takeover Lender") which has no such conflict of interest shall have an obligation, up to the amount of its Commitment, to provide Accommodations for such Takeover, and any such Accommodations provided for such Takeover shall be provided by each Takeover Lender in accordance with the ratio that its Lender's Proportion bears to the aggregate of the Lender's Proportions of all the Takeover Lenders; and

(c)
Takeover Loans:  if Accommodations are utilized for the purposes of a Takeover (a "Takeover Loan") and there are Lenders other than Takeover Lenders (the "Non-Takeover Lenders"), the Lender's Proportion of each Non-Takeover Lender shall be temporarily adjusted in accordance with Section 3.3(b) and, as applicable, subsequent Borrowings shall be funded firstly by Non-Takeover Lenders and subsequent repayments shall be applied firstly to Takeover Lenders, in each case until such time as the Lender's Proportion of each Takeover Lender and Non-Takeover Lender is equal to such Lender's Proportion in effect immediately prior to the advance of the Takeover Loan.

3.4	Borrowings

Subject to the provisions of this Agreement, the Borrower may borrow, repay and reborrow by way of Accommodations from each Lender up to the amount of such Lender's Commitment:

(a)
Cdn. Prime Loans: by way of Cdn. Prime Loans from the Lenders in minimum aggregate amounts of Cdn. $10,000,000 and in multiples of Cdn. $1,000,000 thereafter upon same day prior written notice for amounts less than or equal to Cdn. $20,000,000 and upon one (1) Business Day prior written notice for amounts greater than Cdn. $20,000,000;

(b)
U.S. Base Rate Loans: by way of U.S. Base Rate Loans from the Lenders in minimum aggregate amounts of U.S. $10,000,000 and in multiples of U.S. $1,000,000 thereafter upon same day prior written notice for amounts less than or equal to U.S. $20,000,000 and upon one (1) Business Day prior written notice for amounts greater than U.S. $20,000,000;

(c)
Libor Loans: by way of Libor Loans from the Lenders in minimum aggregate amounts of U.S. $10,000,000 and multiples of U.S. $1,000,000 thereafter upon at least three (3) Business Days prior written notice;

(d)
Bankers' Acceptances: by way of Bankers' Acceptances accepted by the Lenders in minimum aggregate amounts of at least Cdn. $10,000,000 and multiples of Cdn. $1,000,000 thereafter upon one (1) Business Day prior written notice; and

(e)	Letters of Credit: by the way of the issue of Letters of Credit in Canadian Dollars or U.S. Dollars upon at least three (3) Business Days prior written notice;

each such notice to be given to the Agent at the Agent's Branch of Account by 11:00 a.m. (Calgary time) on the day such notice is to be given and to be substantially in the form of Schedule B ; provided that with respect to any requests for Cdn. Prime Loans and U.S. Base Rate Loans where no more than same day prior written notice is required to be given, each such notice shall be given by 8:00 a.m. (Calgary time).  Notwithstanding the foregoing, any such notice may be given by telephone and in such case shall be followed by delivery on the day of such telephone notice of a written confirmation by the Borrower to the Agent or Lender, as applicable, of such telephone notice.

3.5	Selection of Libor Interest Periods

If the Borrower elects to borrow by way of a Libor Loan pursuant to Section 3.4, elects to convert a Borrowing into a Libor Loan pursuant to Section 3.12 or elects to Rollover a Libor Loan pursuant to Section 3.13, the Borrower shall, prior to the beginning of the Libor Interest Period applicable to such Libor Loan, in accordance with the same period of notice required for the initial drawdown of a Libor Loan as set forth in Section 3.4, select and notify the Agent at the Agent's Branch of Account in writing, of the Libor Interest Period (which shall begin and end on a Business Day) applicable to such Libor Loan.

3.6	Conditions Applicable to Bankers' Acceptances and BA Equivalent Advances

(a)
Acceptance of Bankers' Acceptances:  Subject to the terms and conditions of this Agreement, each Lender hereby agrees to accept its Lender's Proportion of Bankers' Acceptances issued by the Borrower pursuant to Sections 3.4, 3.12 and 3.13.  The Borrower shall market all Bankers' Acceptances accepted by the Lenders on its own (except for Old System Issuers which shall in all instances purchase the Bankers' Acceptances accepted by them) unless it elects, pursuant to Section 3.6(h), to require the applicable Lenders referred to in Section 3.6(h) to purchase such Bankers' Acceptances at the applicable Discount Rate and provide to the Agent for the account of the Borrower the Discount Proceeds less the applicable fees payable to the Borrower to such Lender pursuant to Section 5.4.  Notwithstanding that the Borrower has not elected to have the Lenders purchase Bankers' Acceptances issued by it, the Borrower may request that any Lender quote for the purchase of Bankers' Acceptances accepted by any Lender and any such Lender may or may not so quote; provided that in such circumstances nothing herein shall obligate any such Lender to purchase Bankers' Acceptances or require the Borrower to sell Bankers' Acceptances to any such Lender.  Any Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers' Acceptances purchased by it.

(b)
Delivery of Notice where Borrower is marketing its own Bankers' Acceptances:  If the Borrower has not elected to have the Lenders purchase Bankers' Acceptances to be issued by it, the Borrower shall, at or prior to 11:00 a.m. (Calgary time) on the Drawdown Date, Conversion Date or Rollover Date relating to any Bankers' Acceptances to be issued hereunder, deliver to the Agent at the Agent's Branch of Account written notice with respect to such Bankers' Acceptances in the form of Schedule C hereto.

(c)	Payment to Borrower: On the Drawdown Date, Conversion Date or Rollover Date relating to any issue of Bankers' Acceptances:

(i)	on any Drawdown Date, each Lender shall:

(A)
if such Lender is not a Purchasing Lender, deliver the discounted proceeds of the sale of such Bankers' Acceptances received by it (less any fees payable to such Lender in respect thereof pursuant to Section 5.4), for the account of the Borrower through the Agent at the Agent's Account for Payments; and

(B)
if such Lender is a Purchasing Lender, deliver the Discount Proceeds of the Bankers' Acceptances purchased by it (less any fees payable to such Lender in respect thereof pursuant to Section 5.4) for the account of the Borrower through the Agent at the Agent's Account for Payments;

(ii)
on any Rollover Date relating to any Rollover of Bankers' Acceptances, the Borrower shall be liable to each Lender for the principal amount of maturing Bankers' Acceptances accepted by such Lender; in order to satisfy the continuing liability of the Borrower to each such Lender for the principal amount of the maturing Bankers' Acceptances, each such Lender shall receive and retain for its own account the discounted proceeds of sale of such new Bankers' Acceptances or the Discount Proceeds from the purchase by such Lender of such Bankers' Acceptances, as applicable, and the Borrower shall on the maturity date of the maturing Bankers' Acceptances pay to each such Lender, through the Agent at the Agent's Account for Payments, an amount equal to the difference between the principal amount of the maturing Bankers' Acceptances and the discounted proceeds of sale or the Discount Proceeds, as applicable, from the new Bankers' Acceptances together with the fee to which each such Lender is entitled pursuant to Section 5.4; and

(iii)	on any Conversion Date relating to Bankers' Acceptances:

(A)
in the case of a Conversion from a Cdn. Prime Loan into Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to each Lender for the amount of the converted Borrowing, each such Lender shall receive for its own account the discounted proceeds of sale of the Bankers' Acceptances or the Discount Proceeds from the purchase by such Lender of such Bankers' Acceptances, as applicable, and the Borrower shall on the Conversion Date pay to each such Lender, through the Agent at the Agent's Account for Payments, the difference between the principal amount of the converted Borrowing and the discounted proceeds of sale or the Discount Proceeds, as applicable, from such Bankers' Acceptances together with the fee to which each such Lender is entitled pursuant to Section 5.4;

(B)
in the case of a Conversion from a Libor Loan or U.S. Base Rate Loan into a Bankers' Acceptance, the Borrower shall be responsible for the payment to each Lender of the Libor Loan or U.S. Base Rate Loan being converted and may use the discounted proceeds of sale of such Bankers' Acceptances or the Discount Proceeds from the purchase by such Lender of such Bankers' Acceptances, as applicable, less any fees to which such Lender is entitled, to purchase U.S. Dollars in order to make such payment; and

(C)
in the case of a Conversion from Bankers' Acceptances to another type of Accommodation, in order to satisfy the continuing liability of the Borrower to each Lender for an amount equal to the face amount of such Bankers' Acceptances, the Agent and each such Lender shall record the obligation of the Borrower to each such Lender as a Borrowing of the type into which the maturing Bankers' Acceptance has been converted; provided that in the case of a conversion into U.S. Dollars, the Borrower shall be responsible for payment to such Lender of an amount in Canadian Dollars equal to the principal amount of the Bankers' Acceptance being converted.

(d)
Waiver of Presentment and Other Conditions:  The Borrower waives presentment for payment and, except to the extent of the gross negligence or willful misconduct of the Lenders referred to in the Power of Attorney Terms – Bankers' Acceptances set out in Schedule I, any other defence to payment of any amounts due to any Lender in respect of a Bankers' Acceptance accepted and, if applicable, purchased by it pursuant to this Agreement which might exist solely by reason of such Bankers' Acceptance being held, at the maturity thereof, by such Lender in its own right and the Borrower agrees not to claim any days of grace if such Lender as holder sues the Borrower on the Bankers' Acceptance for payment of the amount payable by the Borrower thereunder.  On the specified maturity date of a Bankers' Acceptance, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Borrower shall pay the Agent on behalf of the Lender that has accepted such Bankers' Acceptance the full face amount of such Bankers' Acceptance or, if applicable, shall effect a Conversion or Rollover of such Bankers' Acceptances and make such additional payments, if any, as are required pursuant to Section 3.6(c).

(e)	Terms of Each Bankers' Acceptance: Each Bankers' Acceptance shall:

(i)	have a maturity date which shall be on a Business Day;

(ii)
subject to availability, have a Standard Term (excluding days of grace) or, with the consent of the Agent, such consent not to be unreasonably withheld, and subject to availability, have a term which is not a Standard Term;

(iii)	be denominated in the amount of Cdn. $100,000 and whole multiples thereof; and

(iv)	be in the standard form of each Lender;

It is the intention of the parties that pursuant to the Depository Bills and Notes Act (Canada) ("DBNA"), all Bankers' Acceptances accepted by the Lenders (other than the Old System Issuers) under this Agreement shall be issued in the form of a "depository bill" (as defined in the DBNA), deposited with the Canadian Depository for Securities Ltd. ("CDS") and will be made payable to CDS & Co.  In order to give effect to the foregoing, the Agent for the Lenders (other than the Old System Issuers) shall, subject to the approval of the Borrower and the Lenders (other than the Old System Issuers), establish and notify the Borrower and the Lenders (other than the Old System Issuers) of any additional procedures, consistent with the terms of this Agreement, as are reasonably necessary to accomplish such intention, including, without limitation:

(A)
any instrument held by the Agent for the purposes of Bankers' Acceptances shall have marked prominently and legibly on its face and within its text, at or before the time of issue, the words "This is a depository bill subject to the Depository Bills and Notes Act (Canada)";

(B)	any reference to the authentication of the Bankers' Acceptance will be removed; and

(C)	any reference to "bearer" will be removed and such Bankers' Acceptance shall not be marked with any words prohibiting negotiation, transfer or assignment of it or of an interest in it.

(f)
Power of Attorney:  As a condition precedent to each Lender's obligation to accept and, if applicable, purchase Bankers' Acceptances hereunder, the Borrower agrees to the Power of Attorney Terms - Bankers' Acceptances set out in Schedule I hereto.

(g)
Failure to Give Notice of Repayment:  If the Borrower fails to give notice to the Agent at the Agent's Branch of Account of the method of repayment of a Bankers' Acceptance prior to the date of maturity of such Bankers' Acceptance in accordance with the same period of notice required for the original acceptance of such Bankers' Acceptance as set forth in Section 3.4, the face amount of such Bankers' Acceptance shall be converted on its maturity to a Cdn. Prime Loan pursuant to Section 3.12.

(h)	Lenders to Purchase: The Borrower shall be entitled to elect to have:

(i)
each and every Lender purchase all, but not less than all, of any Bankers' Acceptances issued by the Borrower and accepted by each such Lender and forming a part of the same issue of Bankers' Acceptances; or

(ii)
each and every Schedule II Lender purchase all, but not less than all, of any Bankers' Acceptances issued by the Borrower and accepted by each such Lender and forming a part of the same issue of Bankers' Acceptances;

in each case on any Drawdown Date, Conversion Date or Rollover Date by advising the applicable Lenders of such election in any written notice of Borrowing by way of Bankers' Acceptances in the form of Schedule B or notice of Conversion of a Borrowing to Bankers' Acceptances in the form of Schedule D or any notice of Rollover of Bankers' Acceptances in the form of Schedule E.  If the Borrower fails to advise the applicable Lenders of any such election in any such written notice, it shall be deemed not to have elected to have any of such Lenders purchase such Bankers' Acceptances except in the case of Old System Issuers which shall purchase all Bankers' Acceptances accepted by them.

(i)
BA Equivalent Advances:  Notwithstanding the foregoing provisions of this Section 3.6, a Non-Acceptance Lender shall, in lieu of accepting Bankers' Acceptances, make a BA Equivalent Advance. The amount of each BA Equivalent Advance shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers' Acceptances which, but for this Section 3.6(i), such Lender would otherwise be required to accept as part of such an Accommodation by way of Bankers' Acceptances.  To determine the amount of such Discount Proceeds, the hypothetical sale shall be deemed to take place at the Non-Acceptance Discount Rate.  Any BA Equivalent Advance shall be made on the relevant Drawdown Date, Conversion Date or Rollover Date, as the case may be and shall remain outstanding for the term of the Bankers' Acceptances issued concurrently therewith.  Concurrently with the making of a BA Equivalent Advance, a Non-Acceptance Lender shall be entitled to deduct therefrom an amount equal to the acceptance fee which, but for this Section 3.6(i), such Lender would otherwise be entitled to receive as part of such issue of Bankers' Acceptances. The BA Equivalent Advance shall accrue interest at a rate per annum equal to the Non-Acceptance Discount Rate for such Bankers' Acceptance for the term of such BA Equivalent Advance. Upon the maturity date for such Bankers' Acceptances, the Borrower shall pay to each Non-Acceptance Lender, in satisfaction of the BA Equivalent Advance and interest accrued thereon, an amount equal to the face amount of the Bankers' Acceptance which, but for this Section 3.6(i), such Lender would otherwise have been required to accept as part of such Accommodation by way of Bankers' Acceptance, failing which such amount shall be converted to a Cdn. Prime Loan.

All BA Equivalent Advances made by a Non-Acceptance Lender shall, if requested by such Lender, be evidenced by promissory notes of the Borrower in form and substance satisfactory to the Borrower and such Lender, each acting reasonably.

All references herein to "Bankers' Acceptances" shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Advances made by a Non-Acceptance Lender as part of an Accommodation by way of Bankers' Acceptances.

3.7	Agent's Duties re Bankers' Acceptances and BA Equivalent Advances

(a)
Advice to the Lenders:  The Agent, promptly following receipt of a notice of Borrowing by way of Bankers' Acceptance in the form of Schedule B or a notice of Conversion of a Borrowing to a Bankers' Acceptance in the form of Schedule D or a notice of a Rollover of a Bankers' Acceptance in the form of Schedule E, shall:

(i)
advise the Borrower of the allocation of Bankers' Acceptances and, if applicable, BA Equivalent Advances to each Lender such that the aggregate amount of Bankers' Acceptances required to be accepted or BA Equivalent Advances required to be made by such Lender hereunder is in a whole multiple of Cdn. $100,000; or

(ii)
if the Borrower has elected to have the Purchasing Lenders purchase such Bankers' Acceptances pursuant to Section 3.6(h), advise each Purchasing Lender of the face amount of each Bankers' Acceptance to be purchased by it and the term thereof which term shall be identical for all Purchasing Lenders and for all Lenders who are not Purchasing Lenders.  By no later than 8:30 a.m. (Calgary time), on each Drawdown Date, Conversion Date or Rollover Date on which the Purchasing Lenders are required to purchase Bankers' Acceptances hereunder, the Borrower, each Schedule I Reference Lender (in the case of Bankers' Acceptances which do not have a Standard Term) and each Schedule II Reference Lender, as applicable, shall notify the Agent of the applicable rate (as contemplated in the definition of Discount Rate) to be used by the Agent in the calculation of the Discount Rate in respect of the issuance and purchase of such Bankers' Acceptances by Schedule I Lenders and Schedule II Lenders, as applicable.

(b)
Bankers' Acceptances Not Being Purchased:  If the Borrower has not elected to have the Lenders purchase Bankers' Acceptances issued by it hereunder, the Agent, as soon as practicable following receipt of a notice of Borrowing by way of Bankers' Acceptance in the form of Schedule C, shall provide either written or telephone advice to each applicable Lender on or before 11:00 a.m. (Calgary time) of the amount of each issue of Bankers' Acceptances to be accepted by it or BA Equivalent Advance to be made by it, the face amount of each Bankers' Acceptance, the discounted proceeds of sale deliverable in respect thereof or the amount of the BA Equivalent Advance, the person to whom the Bankers' Acceptances have been sold and from whom the discounted proceeds of sale in respect thereof should be received, and the term thereof, which term shall be identical for all Lenders.  Such advice, if provided by telephone, shall be confirmed in writing at or prior to 2:30 p.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date by delivery to each applicable Lender of a written confirmation with respect to such Bankers' Acceptances.

(c)
Bankers' Acceptances Being Purchased:  If the Borrower has elected to have the Purchasing Lenders purchase Bankers' Acceptances issued by it pursuant to Section 3.6(h), then on or prior to 9:00 a.m. (Calgary time) on the Drawdown Date, Conversion Date or Rollover Date relating to all Bankers' Acceptances to be purchased by the Purchasing Lenders on such date, the Agent shall provide either written or telephone advice to the Borrower and each Purchasing Lender confirming the particulars with respect to such Bankers' Acceptances and related BA Equivalent Advances.  Such advice, if provided by telephone, shall be confirmed in writing on or prior to 2:30 p.m. (Calgary time) on such Drawdown Date, Conversion Date or Rollover Date by delivery to the Borrower and each Purchasing Lender of a written confirmation with respect to such Bankers' Acceptances.

(d)
Completion of Bankers' Acceptance When Not Being Purchased:  Upon receipt of the written or telephone advice pursuant to Section 3.7(b), each applicable Lender shall complete and sign Bankers' Acceptances on behalf of the Borrower in accordance with the Power of Attorney Terms - Bankers' Acceptances in the form of Schedule I and the particulars advised by the Agent.  Such Lenders shall then deliver such Bankers' Acceptances to the person designated to receive such Bankers' Acceptances upon receipt by such Lender of the discounted proceeds of sale payable in respect thereof, in accordance with the particulars so advised by the Agent.

(e)
Completion of Bankers' Acceptance When Being Purchased:  Upon receipt of such written or telephone advice pursuant to Section 3.7(c), each Purchasing Lender shall complete and sign Bankers' Acceptances on behalf of the Borrower in accordance with the Power of Attorney Terms - Bankers' Acceptances in the form of Schedule I and the particulars advised by the Agent.

3.8	Letters of Credit Issued by Lenders

(a)
Issuance:  The Borrower may give the Agent a notice requesting that a Letter of Credit be issued by each Lender in accordance with Section 3.4(e).  If the Borrower elects to have a Letter of Credit issued on a pro-rata basis, each Lender shall be required to issue a Letter of Credit for their respective Lender's Proportion of all such Letters of Credit to be issued on the same date in favour of the same beneficiary (each such issue of Letters of Credit being referred to in this Section 3.8 as an "Issuance").  In addition, it shall be a term of each Letter of Credit forming part of the same Issuance that:

(i)	any drawing under such Letter of Credit shall be made concurrently with drawings under all other Letters of Credit forming part of such Issuance;

(ii)	each such drawing shall be made pro rata with drawings under such other Letters of Credit forming part of such Issuance, on the basis of the Lender's Proportion of each Lender; and

(iii)	each such drawing shall be conditional upon the beneficiary of such Letters of Credit providing a certificate as to the matters referred to in Section 3.8(a)(i) and 3.8(a)(ii).

(b)
Documentation:  Letters of Credit issued hereunder shall be in a form satisfactory to each Lender acting reasonably and in accordance with its usual and customary practices and shall, in all cases with respect to letters of credit, be issued subject to Uniform Customs & Practice for Documentary Credits, International Chamber of Commerce, Publication No. 500 (or any replacement thereof) and shall, in all cases with respect to letters of guarantee, be issued subject to Uniform Customs & Practice of Demand Guarantees, International Chamber of Commerce, Publication No. 458 (or any replacement thereof).  No Lender shall have any obligation to issue a Letter of Credit as part of an Issuance until the Borrower has executed and delivered to the Agent a duly completed Letter of Credit application substantially in the form of Schedule J and has executed and delivered to each Lender such additional ancillary documents, including applications and indemnities, as such Lender generally requires for like transactions and which are consistent with the provisions hereof.

(c)
Expiry:  Unless the Lenders otherwise agree, each Letter of Credit forming a part of the same Issuance shall expire not later than the earlier of one (1) year from the date of issue and the then earliest Maturity Date.

(d)
Payment:  All payments made by the Lenders to any person pursuant to any Letters of Credit shall, unless the Borrower reimburses the Lenders through the Agent at the Agent's Account for Payments for such payment on or before the date it is made, be deemed as and from the date of such payment to be an advance to the Borrower of a Cdn. Prime Loan (for any such payments made in Cdn. Dollars) or a U.S. Base Rate Loan (for any such payments made in U.S. Dollars), with the proceeds of such advance being applied against the Borrower's obligations to reimburse the Lenders for payment made under the Letters of Credit, and the provisions hereof relating to such Cdn. Prime Loans or U.S. Base Rate Loans, as applicable (including interest to be calculated thereon) shall apply thereto.  Each Lender shall forthwith advise the Agent of any demand by the beneficiary of a Letter of Credit for payment by such Lender under such Letter of Credit and of any payment made by it on such Letter of Credit to the beneficiary thereof.  In determining whether to pay under a Letter of Credit, a Lender shall be responsible only to determine that the documents and certificates required to be delivered under such Letter of Credit have been delivered and that they comply on their face with the requirements of such Letter of Credit.

(e)
Renewal:  At or before 10:00 a.m. (Calgary time) at least three (3) Business Days prior to the date of expiry of the Letters of Credit forming part of the same Issuance, the Borrower may elect to renew such Letters of Credit by selecting a new expiry date for the Letters of Credit being renewed, which shall commence on the expiry date of the Letters of Credit being renewed.  Renewals of any such Letters of Credit may only be effected by the Lenders extending the expiry date of the existing Letters of Credit and shall be done either by the issuance of a new Letter of Credit containing the new expiry date or by an amendment to the existing one, and, in either case, with or without a reduction in the face amount thereof.  Any Issuance to a new beneficiary, any increase in the face amount of the Letters of Credit forming a part of the same Issuance or any other change in the terms thereof shall be considered to be a new Borrowing and may only be effected by the Borrower delivering a drawdown notice pursuant to Section 3.4(e).  Fees in respect of any renewed or extended Letters of Credit shall be payable pursuant to Section 5.5 and shall be computed for the period of renewal or extension.

3.9	Letters of Credit Issued by Fronting Lenders

(a)
Issuance:  If the Borrower does not elect to have Letters of Credit issued by the Lenders on a pro rata basis in accordance with Section 3.8, each Fronting Lender, on behalf of the Lenders, subject to the terms and conditions hereof and in reliance on the agreements of the Lenders set forth in Section 3.9(c), agrees to issue Fronted Letters of Credit for the account of the Borrower from time to time on any Business Day.  No Fronted Letter of Credit shall have an expiry date other than as provided for in Section 3.8(c) and no Fronted Letter of Credit shall be issued if, after giving effect thereto, the amount of the Borrowings under Fronted Letters of Credit issued by a Fronting Lender exceeds the Fronted LC Commitment of such Fronting Lender.

(b)
Form:  Fronted Letters of Credit issued hereunder shall be in a form satisfactory to the applicable Fronting Lender, acting reasonably and in accordance with its usual and customary practices and shall, in all cases with respect to letters of credit, be issued subject to Uniform Customs & Practice for Documentary Credits, International Chamber of Commerce, Publication No. 500 (or any replacement thereof) and shall, in all cases with respect to letters of guarantee, be issued subject to Uniform Customs & Practice of Demand Guarantees, International Chamber of Commerce, Publication No. 458 (or any replacement thereof).  A Fronted Letter of Credit may not be issued by a Fronting Lender if such Fronting Lender is made aware that any Lender would be prohibited, if it were issuing such Fronted Letter of Credit, from issuing such Fronted Letter of

Credit by any applicable law, regulation, treaty, official directive or regulatory requirement now or hereafter in effect (whether or not having the force of law).

(c)
Letter of Credit Participations:  Each Fronting Lender irrevocably grants, and, in order to induce each Fronting Lender to issue any Fronted Letters of Credit hereunder, each Lender irrevocably accepts and hereby purchases from such Fronting Lender on the terms and conditions hereinafter stated, for its own account and risk, an undivided interest (equal to the Lender's Proportion of such Lender) in such Fronting Lender's obligations and rights under each Fronted Letter of Credit issued by such Fronting Lender pursuant to this Section 3.9 and the amount of each draft paid by such Fronting Lender thereunder.  Each Lender unconditionally and irrevocably agrees with each Fronting Lender that, on or before the close of business of such Fronting Lender on each day on which a draft is paid under a Fronted Letter of Credit for which such Fronting Lender is not reimbursed in full by the Borrower in accordance with the terms of this Agreement, including, without limitation, pursuant to Section 3.9(i) (a "Participation Date"), such Lender will pay to the Agent for the account of such Fronting Lender at the Agent's Branch of Account the Lender's Proportion of such Lender of any such unpaid amount.  Each Fronting Lender shall notify the Agent who shall notify each Lender of the occurrence of a Participation Date and the amount payable by such Lender to the Agent based on the Lender's Proportion of such Lender.  Any such notice may be oral if promptly confirmed in writing (including telecopy or electronic mail).  If any Lender fails to make any such payment on the day on which such Lender receives notice as provided above, then interest shall accrue on such Lender's obligation to make such payment during the period from such day to the day such Lender makes such payment (or, if earlier, the date on which the Borrower reimburses the applicable Fronting Lender as required pursuant to Section 3.9(i)), at a rate determined by the Agent (such rate to be conclusive and binding on such Lender or the Borrower as the case may be) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

(d)
Repayment of Lenders:  Upon and only upon receipt by a Fronting Lender of funds from the Borrower in full or partial reimbursement of any draft paid under a Fronted Letter of Credit with respect to which any Lender has theretofor paid the Agent for the account of such Fronting Lender in full for such Lender's participation pursuant to Section 3.9(c) and in full or partial payment of interest on such draft paid under a Fronted Letter of Credit, such Fronting Lender will pay to the Agent for the account of such Lender, in the same funds as those received by such Fronting Lender, or net against any then due obligation of such Lender under Section 3.9(c) to make any payment to such Fronting Lender, the Lender's Proportion of such Lender of such funds.

(e)
Role of the Fronting Lenders:  Each Fronting Lender will exercise and give the same care and attention to each Fronted Letter of Credit issued by it pursuant to this Section 3.9 as it gives to its other letters of credit and similar obligations, and such Fronting Lender's sole liability to the Lenders shall be to promptly return to the Agent for the account of each such Lender, such Lender's Lender's Proportion of any payments made to such Fronting Lender by the Borrower pursuant to Section 3.9(c) where the Borrower has made a payment to such Fronting Lender pursuant to Section 3.9(d).  Each Lender agrees that, in paying any drawing under a Fronted Letter of Credit, the applicable Fronting Lender shall not have any responsibility to obtain any document (other than as expressly required by such Fronted Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of any person delivering any such document.  Neither any Fronting Lender nor any of its representatives, officers, employees or agents shall be liable to any Lender for:

(i)	any action taken or omitted to be taken in connection herewith at the request or with the approval of the Majority Lenders;

(ii)	any action taken or omitted to be taken in connection with any Fronted Letter of Credit in the absence of gross negligence or willful misconduct; or

(iii)	the execution, effectiveness, genuineness, validity, or enforceability of any Fronted Letter of Credit, or any other document contemplated thereby.

No Fronting Lender shall incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, telex or similar writing) believed by it to be genuine or to be signed by the proper party or parties.

(f)
Each Lender's Obligations Absolute:  Each Lender acknowledges that its obligations to each Fronting Lender under this Section 3.9, including the obligation to purchase and fund a participation in the obligations and rights of a Fronting Lender under each Fronted Letter of Credit and any drafts paid by it for which it has not been fully reimbursed by the Borrower, are absolute and unconditional and shall not be affected by any circumstance whatsoever, including, without limitation:

(i)	the occurrence and continuance of any Default or Event of Default;

(ii)	any failure or inability of any other Lender to purchase or fund such a participation hereunder; or

(iii)	any other failure by any other Lender to fulfill its obligations hereunder.

Each payment by a Lender to a Fronting Lender shall be made, without any offset, compensation, abatement, withholding or reduction whatsoever.

(g)
Reinstatement and Survival:  Notwithstanding anything herein to the contrary, if a Fronting Lender is required at any time whether before or after any Maturity Date to make any payment under a Fronted Letter of Credit, each Lender shall pay over to the Agent in accordance with the provisions of this Section 3.9 and for the account of such Fronting Lender, the amount of the Lender's Proportion of such Lender of such amount.  If a Fronting Lender is required at any time to return to the Borrower or to a trustee, receiver, liquidator, custodian or other similar official any portion of the payments made by or on behalf of the Borrower to such Fronting Lender in reimbursement of the Borrower's obligations in respect of such Fronted Letter of Credit and interest thereon, each Lender shall, on demand of such Fronting Lender forthwith pay over to the Agent for the account of such Fronting Lender the Lender's Proportion of such Lender of such amount, plus interest thereon from the day such demand is made to the day such amount is returned by such Lender to such Fronting Lender at a rate determined by the Agent (such rate to be conclusive and binding on such Lender or the Borrower as the case may be) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

(h)	Procedure for Issuance and Renewal of Letters of Credit:

(i)	The Borrower may request that a Fronting Lender issue a Fronted Letter of Credit pursuant to Section 3.9 by delivering a notice to the Agent pursuant to Section 3.4(e) and by delivering to a Fronting Lender at such Fronting Lender's Branch of Account a letter of credit application and indemnity in such Fronting Lender's then customary form (as such form may be modified from time to time, the "Letter of Credit Application"), completed to the satisfaction of such Fronting Lender together with the proposed form of such Fronted Letter of Credit (which shall comply with the applicable requirements set forth herein) and such other certificates, documents and other papers and information as such Fronting Lender may reasonably request; provided that in the event of a conflict between this Agreement and the Letter of Credit Application, this Agreement shall govern with respect to such conflict.

(ii)
Within three (3) Business Days following the date on which any Fronting Lender shall have received the notice pursuant to Section 3.4(e) and such Fronting Lender shall have received the applicable Letter of Credit Application including the proposed form of the Fronted Letter of Credit and such additional certificates, documents and other papers and information as such Fronting Lender may have reasonably requested in satisfaction of all conditions to the issuance thereof, such Fronting Lender shall, provided all other conditions precedent contained in this Agreement have been complied with, issue such Fronted Letter of Credit.

(iii)
The Borrower may request the extension or renewal of a Fronted Letter of Credit issued under this Section 3.9 by giving written notice to the applicable Fronting Lender at least three (3) Business Days prior to the then current expiry date of such Fronted Letter of Credit (provided that the applicable Fronting Lender may accommodate notices on shorter notice in its sole discretion).  If all conditions precedent contained in this Agreement (including the payment of the necessary fees under Section 5.5) shall have been fulfilled as required thereby and subject to the other terms of this Agreement, the applicable Fronting Lender shall promptly issue such extension or renewal.

(i)	Reimbursement of the Agent:

In the event that any drawing shall be made under any Fronted Letter of Credit issued under this Section 3.9:

(i)	the applicable Fronting Lender shall promptly notify the Agent who shall promptly notify the Borrower of such payment and of the amount thereof;

(ii)
the Borrower shall pay to the Agent for the account of such Fronting Lender the amount of any such drawing on the date of such drawing, failing which the payment by such Fronting Lender of such drawing shall constitute the making of a Cdn. Prime Loan or U.S. Base Rate Loan, as applicable, to the Borrower by each Lender according to the Lender's Proportion of such Lender of such amount (without limiting each Lender's obligations to such Fronting Lender, including under Section 3.9(c));

(iii)	the Agent shall notify each Lender by telecopier or by telephone (confirmed by telecopier) of such drawing; and

(iv)
immediately upon receipt of such notice, each Lender shall make such Lender's Lender's Proportion of such amount in Cdn. Dollars or U.S. Dollars, as applicable, available to the Agent for the account of the applicable Fronting Lender by wire transfer of immediately available funds to the Agent's Account for Payments for the account of such Fronting Lender.

(j)	Designation and Termination of Fronting Lenders:

(i)
The Borrower shall be entitled from time to time to terminate any Fronting Lender as a Fronting Lender by providing a written notice of such termination to the Agent and such Fronting Lender and, concurrently with such termination or if a Fronting Lender provides a notice to the Borrower pursuant to Section 3.9(j)(iv), designate another Lender as a Fronting Lender by providing a written notice to the Agent designating such Lender to be a Fronting Lender and which notice shall include the consent to such designation of the Agent and such Lender; provided that at any one time there shall be no more than two Fronting Lenders which are eligible to issue Fronted Letters of Credit under this Section 3.9.

(ii)
Each Fronting Lender shall be entitled to conduct an annual review of its status as a Fronting Lender and shall be entitled to resign as a Fronting Lender by providing a written notice of such resignation not earlier than 30 days prior to and not later than 30 days after any Anniversary Date.

(iii)
In the event a Fronting Lender is terminated as a Fronting Lender pursuant to Section 3.9(j)(i) and there are Fronted Letters of Credit outstanding which were issued by such Fronted Lender, the Borrower shall use its reasonable commercial efforts to replace all such Fronted Letters of Credit with Fronted Letters of Credit issued by any new or continuing Fronting Lenders and, upon such replacement, such Fronting Lender shall cease to be a Fronting Lender.

(iv)	In the event that a Fronting Lender has notified the Borrower in writing that:

(A)	pursuant to Section 10.3, it is no longer able to issue Letters of Credit on behalf of the Lenders; or

(B)	pursuant to Section 3.9(j)(ii), it is resigning as a Fronting Lender,

then such Fronting Lender shall not be required to issue additional Fronted Letters of Credit and, in any such case and if the Fronting Lender requests in writing, the Borrower shall use its reasonable commercial efforts to replace all Fronted Letters of Credit issued by such Fronting Lender as soon as practicable with Fronted Letters of Credit issued by the Fronting Lender designated by the Borrower to replace such Fronting Lender pursuant to Section 3.9(j)(i) or any continuing Fronting Lenders.

(v)
Where a Fronting Lender is terminated pursuant to Section 3.9(j)(i), resigns pursuant to Section 3.9(j)(ii) or provides notice to the Borrower pursuant to Section 10.3 that it is no longer able to issue Letters of Credit on behalf of the Lenders, such Fronting Lender shall remain a Fronting Lender under all Fronted Letters of Credit issued by it until all such Fronted Letters of Credit have been either replaced, expired or been presented for payment and all payments required to be made to such Fronting Lender by the Borrower and/or the other Lenders pursuant to this Section 3.9 as a result of any payment made under any Fronted Letter of Credit issued by such Fronting Lender have been made.

3.10	Notice of Repayment

The Borrower shall give the Agent, at the Agent's Branch of Account, prior written notice of each repayment of Borrowings in accordance with the same period of notice required pursuant to Section 3.4 for the initial drawdown of the basis of Borrowing being repaid, such notice to be substantially in the form of Schedule B.  Notwithstanding the foregoing, a Bankers' Acceptance and a BA Equivalent Advance shall, subject to Section 4.5, only be repaid on its maturity date and a Libor Loan shall, subject to Sections 4.5 and 10.5, only be repaid on the last day of the Libor Interest Period related thereto.

3.11	Pro-Rata Treatment of Borrowings

(a)
Pro-Rata Borrowings:  Subject to Section 3.3, Section 3.9, Section 3.11(b) and Section 3.11(c), each Accommodation and each basis of Borrowing shall be made available by each Lender and all repayments and reductions in respect thereof shall be made and applied in a manner so that the proportion of Borrowings outstanding to such Lender will, to the extent possible, thereafter be in the same proportion as such Lender's Proportion.  The Agent is authorized by the Borrower and each Lender to determine, in its sole and unfettered discretion, the amount of Borrowings and each basis of Borrowing to be made available by each Lender and the application of repayments and reductions of Borrowings to give effect to the provisions of this Section 3.11(a), and Section 6.2; provided that no Lender shall, as a result of any such determination, have Borrowings outstanding in an amount which is in excess of the amount of its Commitment.

(b)
Where Different Maturity Dates:  If, at any time there are Lenders with different Maturity Dates, all Lenders will share in Accommodations based on their Lender's Proportion except to the extent the particular Accommodation requested has a maturity date after the Maturity Date of a Lender, in which case only those Lenders with a Maturity Date later than the maturity date of the requested Accommodation will be required to participate in providing such Accommodation and the Borrower may request a similar Accommodation, to the extent permitted hereunder, from the other Lenders with a maturity date occurring on or before the Maturity Date of such Lenders.  Each determination by the Agent of a Lender's Lender's Proportion shall be prima facie evidence thereof.

(c)	Agent's Discretion on Allocation: In the event it is not practicable to:

(i)	allocate each basis of Borrowing in accordance with Section 3.11(a) by reason of the occurrence of circumstances described in Section 10.2, Section 10.3 or Section 10.4; or

(ii)
allocate Bankers' Acceptances and BA Equivalent Advances to each Lender in accordance with Section 3.11(a) such that the aggregate amount of Bankers' Acceptances required to be accepted or purchased or BA Equivalent Advances required to be made by such Lender hereunder is in a whole multiple of Cdn. $100,000;

the Agent is authorized by the Borrower and each Lender to make such allocation as the Agent determines in its sole and unfettered discretion may be equitable in the circumstances but no Lender shall, as a result of any such allocation, have Borrowings outstanding in an amount which is in excess of the amount of its Commitment.

(d)
Further Assurances by Borrower:  To the extent reasonably possible, the Borrower and each Lender agrees to be bound by and to do all things necessary or appropriate to give effect to the provisions of this Section 3.11.

3.12	Conversions

The Borrower may, during the term of this Agreement and, in the case of a conversion into a Libor Loan or a Bankers' Acceptance, if no Default or Event of Default has occurred which is continuing, upon giving the Agent at the Agent's Branch of Account prior written notice of a Conversion in accordance with the period of notice and other requirements set out in Section 3.4 (other than delivery of a notice in the form of Schedule B ) in respect of the basis of Borrowing to which any Borrowing is being converted, such notice to be substantially in the form of Schedule D, convert any basis of Borrowing (other than a Letter of Credit) to another basis of Borrowing (other than a Letter of Credit); provided that a Bankers' Acceptance may only be converted on its maturity date and a Libor Loan may only be converted on the last day of the Libor Interest Period applicable to such Libor Loan or on any other day if the Borrower pays all amounts payable in respect thereof pursuant to Sections 4.5 or 10.5, respectively.  On each Conversion Date, the Borrower shall be required to repay to the Agent the basis of Borrowing which is being converted (subject to any netting procedures of the Agent in respect of conversions in accordance with its usual practice) and, subject to the provisions of this Agreement and any such netting procedures, the Lenders shall be required to make available to the Borrower the Borrowings into which such basis of Borrowing is being converted.

3.13	Rollovers

The Borrower may, during the term of this Agreement, Rollover all or any portion of a Bankers' Acceptance on its maturity date or all or any portion of a Libor Loan for an additional Libor Interest Period subsequent to the initial or any subsequent Libor Interest Period, upon giving the Agent at the Agent's Branch of Account prior written notice thereof, substantially in the form of Schedule E, and in accordance with the period of notice and other requirements set out in Section 3.4 applicable to Bankers' Acceptances or Libor Loans (other than delivery of a notice in the form of Schedule B), unless immediately prior to the issue of any such Bankers' Acceptances or the commencement of any subsequent Libor Interest Period, a Default or an Event of Default shall have occurred and be continuing, in which event the Borrower shall be deemed to have converted such Bankers' Acceptance into a Cdn. Prime Loan or such Libor Loan to a U.S. Base Rate Loan, in each case pursuant to Section 3.12 and the Borrower shall not be entitled to issue such Bankers' Acceptances or continue such Libor Loan subsequent to the existing Libor Interest Period.  In the event notice of a Rollover of an existing Bankers' Acceptance or Libor Loan is not given pursuant to this Section 3.13 or notice of a Conversion of such existing Bankers' Acceptance or Libor Loan is not given pursuant to Section 3.12, such Bankers' Acceptance shall be converted into a Cdn. Prime Loan on the maturity date of such Bankers' Acceptance and such Libor Loan shall be converted to a U.S. Base Rate Loan on the last day of the Libor Interest Period applicable to such existing Libor Loan.  The Rollover of a Libor Loan to another Libor Loan shall not constitute a repayment or prepayment hereunder.

3.14	Notices Irrevocable

All notices delivered by the Borrower hereunder shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

3.15	Extension of Maturity Date

(a)
Request for Extension:  The Borrower may, from time to time, request an extension of the Maturity Date of each Lender who has not yet refused to extend the Maturity Date (or been deemed to have refused to extend the Maturity Date) pursuant to any prior Request for Extension (each, a "Requested Lender") by sending to the Agent the Request for Extension, not later than the sixtieth day and not earlier than the ninetieth day prior to any anniversary of October 29, 2010 (each, an "Anniversary Date") and the Agent shall forthwith, and in any event within four (4) Business Days, notify each Requested Lender of such request.  In this Section 3.15, the Maturity Date of the Requested Lenders is referred to as the "Subject Maturity Date".  Each Requested Lender shall advise the Agent as to whether it agrees to extend the Subject Maturity Date in accordance with any such Request for Extension within thirty (30) days of the delivery by the Borrower to the Agent of a Request for Extension, provided that in the event such Requested Lender does not so advise the Agent within such thirty (30) day period, such Requested Lender shall be deemed to have advised the Agent that it is not prepared to extend the Subject Maturity Date.  Within four (4) Business Days of the Agent receiving from each Requested Lender its decision with respect to extending the Subject Maturity Date, the Agent shall, subject to Section 3.15(c), advise the Borrower of each Requested Lender's decision.

(b)
Repayment or Replacement by Borrower:  Subject to Section 3.15(c), if a Requested Lender does not agree to extend the Subject Maturity Date applicable to it (such Lender being a "Non-Extending Lender" and any Requested Lender agreeing to extend the Subject Maturity Date applicable to it being an "Extending Lender") the Borrower may, but is not obligated, to:

(i)
so long as there exists no Event of Default and subject to Section 10.5, repay all Borrowings and other amounts owing hereunder to any Non-Extending Lender on or prior to the Subject Maturity Date and upon such payment any Non-Extending Lender shall cease to be a Lender hereunder and each such Non-Extending Lender's Commitment shall be terminated and the Total Commitment reduced accordingly; or

(ii)
arrange for replacement lender(s) (which may be one or more of the Lenders) to replace each Non-Extending Lender's Borrowings and its Commitment; provided that any such replacement lender (if it is not a Lender) shall have been approved by the Agent and each Fronting Lender (each such approval not to be unreasonably withheld) and shall be novated into the Loan Documents in the place and stead of the Non-Extending Lender by execution of all necessary documentation on or prior to the Subject Maturity Date and in respect of which the Lenders shall do all things and make all such adjustments as are reasonably necessary to give effect to any such replacement.

(c)
Non-Extension:  The Subject Maturity Date shall not be extended in accordance with Section 3.15(a) if Requested Lenders holding less than sixty-six and two-thirds percent (66 2/3%) of the Commitments of all Requested Lenders agree to extend the Subject Maturity Date pursuant to any Request for Extension.  In such case, the Subject Maturity Date for all Requested Lenders shall not be extended.

(d)
Extension for all Requested Lenders:  If all Requested Lenders agree to extend the Subject Maturity Date pursuant to a Request for Extension, then the Subject Maturity Date shall be extended for the period requested by the Borrower, provided that following the granting of any such extension, the Maturity Date of the Extending Lenders shall not be more than three years from the applicable Anniversary Date.

(e)	Partial Extension: If, with respect to any Request for Extension, the provisions of Section 3.15(c) or 3.15(d) are not applicable and there are Non-Extending Lenders under Section 3.15(b), then:

(i)
the Subject Maturity Date for those Requested Lenders agreeing to extend the Subject Maturity Date shall be extended for the period requested by the Borrower, provided that following the granting of any such extension, the Maturity Date of the Extending Lenders and any replacement lenders under Section 3.15(b)(ii) shall not be more than three years from the applicable Anniversary Date; and

(ii)	for those Non-Extending Lenders, the Subject Maturity Date of all such Lenders shall not be extended.

(f)
Maturity Date:  Any Subject Maturity Date which shall be extended pursuant to Sections 3.15(d) or 3.15(e), shall constitute the Maturity Date for the applicable Extending Lender for all purposes of this Agreement after such extension.

(g)
Independent Decision:  The Borrower understands that consideration of any Request for Extension constitutes an independent credit decision which each Lender retains the absolute and unfettered discretion to make and that no commitment in this regard is hereby given by any Lender.

(h)
Default or Event of Default:  Notwithstanding the foregoing, the Borrower shall not be entitled to make a Request for Extension or accept any offer made by the Agent on behalf of the Extending Lenders to extend the Subject Maturity Date if a Default or Event of Default has occurred and is continuing or it is unable to make the representations and warranties as required pursuant to Section 2.2 at such time.

3.16	Increase of Total Commitment

The Borrower may at any time and from time to time add additional financial institutions hereunder as Lenders or, with the consent of the applicable Lender, increase the Commitment of a Lender and thereby increase the Total Commitment provided that at the time of any such addition:

(a)	no Default or Event of Default has occurred and is continuing;

(b)	the Total Commitment (as increased) does not exceed Cdn. $1,250,000,000;

(c)
the Agent and each Fronting Lender has consented to such financial institution becoming a Lender, if it is not already a Lender, or, in the case of an existing Lender, increasing its Commitment, such consent not to be unreasonably withheld or delayed;

(d)	the Lender's Commitment of a new financial institution being added as a Lender pursuant to this Section 3.16 shall be no less than Cdn. $25,000,000;

(e)
concurrently with the addition of a financial institution as an additional Lender or the increase of a Lender's Commitment, such financial institution or Lender, as the case may be, shall purchase from each Lender such portion of the Borrowings of each such Lender as is necessary to ensure that all Borrowings of all Lenders and including therein such additional financial institution, are in accordance with the Lender's Proportion of all such Lenders (including the new financial institution) and such financial institution shall execute such documentation as is required by the Agent, acting reasonably, to novate such financial institution as a Lender hereunder; and

(f)
the Borrower has provided to the Agent a certified copy of a directors' resolution of the Borrower authorizing any such increase in the Total Commitment (which may be the original directors' resolution authorizing the credit facility provided hereunder) together with a legal opinion with respect thereto in substantially the same form as the opinion of the Borrower's counsel delivered in connection with the closing of the credit facility provided hereunder.

ARTICLE 4
REPAYMENT AND PREPAYMENT

4.1	Reduction of Commitment and Repayment of Borrowings

On the applicable Maturity Date of each Lender, the Borrower shall repay all Borrowings then outstanding to such Lender together with all other amounts owing hereunder to such Lender and the Commitment of such Lender shall be reduced to zero.  The Borrower shall ensure that Libor Loans, Bankers' Acceptances, BA Equivalent Advances and Letters of Credit either mature or expire in sufficient amounts to facilitate the reduction of the Commitment of such Lender and the making of payments required pursuant to this Section 4.1.

If, notwithstanding the foregoing, any Letters of Credit or Bankers' Acceptances remain outstanding on the Maturity Date, the Borrower shall pay to the Agent for the account of the Lenders obligated thereunder, (a) in respect of Bankers' Acceptances, the amount determined by such Lender, acting reasonably (and advised to the Agent), to be the amount required to be paid on such date of payment in order to yield to such Lender the face amount of any such Bankers' Acceptance on the maturity date thereof and (b) in respect of Letters of Credit, cash collateral for each unexpired Letter of Credit equal to the maximum amount thereof in the respective currency in which the relevant Letter of Credit is denominated.  With respect to Letters of Credit, such cash collateral shall be applied to satisfy the obligations of the Borrower for such Letters of Credit as payments are made thereunder.  If after expiry or cancellation of all Letters of Credit for which the cash collateral is held, any excess cash collateral remains, such excess shall be promptly paid to the Borrower so long as no Default or Event of Default is then continuing.

4.2	Repayment of Borrowings due to Exchange Rate Fluctuations

If due to exchange rate fluctuations the amount of Borrowings (determined in Cdn. Dollars with all such Borrowings denominated in U.S. Dollars being converted to the Equivalent Amount in Cdn. Dollars) outstanding to any Lender is, on any Interest Date, Drawdown Date, Conversion Date or Rollover Date, as applicable, in excess of the amount of such Lender's Commitment, the Agent shall advise the Borrower in writing of the amount of such excess and the Borrower shall, if requested by the Agent and within five (5) Business Days of any such request, repay, provide cash cover to be held by the Agent on behalf of such Lender in the manner provided for in Section 9.7 or otherwise reduce a portion of such Borrowings to the extent of the amount of such excess.

4.3	Cancellation of Commitment and Prepayment

The Borrower may, without penalty or premium, at any time during the term of this Agreement upon three (3) Business Days prior written notice substantially in the form of Schedule B, cancel all of the Total Commitment or any portion thereof in minimum amounts of Cdn. $10,000,000 and whole multiples of Cdn. $1,000,000 thereafter if, on or prior to the last day of such notice period, the Borrower has:

(a)
prepaid or otherwise reduced the Borrowings outstanding to each Lender in an amount equal to the amount by which the Borrowings outstanding to such Lender would otherwise be in excess of such Lender's Commitment immediately after the reduction of the Total Commitment provided for in such notice; and

(b)	paid all accrued interest and other charges and fees in respect of the Borrowings being repaid or reduced as aforesaid.

Any such notice of cancellation is irrevocable and the amount of the Commitment of each Lender so cancelled and reduced may not be reinstated hereunder.  Notwithstanding the foregoing, the Borrower shall be entitled to exercise its rights under this Section 4.3 in respect of the Commitment of all Lenders who have the same Maturity Date without being required to concurrently cancel the Commitments of any other Lenders.

4.4	Cancellation of a Lender's Commitment

If:

(a)	a Lender does not agree to make Borrowings available in respect of a Takeover;

(b)	any payment is required to be made by the Borrower to a Lender (but not to all of the Lenders) pursuant to Section 6.3;

(c)	Additional Compensation is payable by the Borrower to a Lender (but not to all of the Lenders) pursuant to Section 10.2;

(d)	a Lender is affected by the provisions of Section 10.3 and all of the other Lenders are not so affected;

(e)
any Lender withholds its consent to any amendment, consent, waiver or other determination requested by the Borrower which require the approval of all of the Lenders and as a consequence thereof such amendment, consent or determination cannot be obtained; or

(f)	a Lender becomes a Defaulting Lender;

(any such Lender being called herein the "Affected Lender") then the Borrower may so long as no Default or Event of Default has occurred and is continuing:

(i)
upon at least five (5) Business Days prior written notice to the Agent, irrevocably cancel all but not part of the Affected Lender's Commitment if on or prior to the last day of such notice period the Borrower has prepaid or otherwise reduced all Borrowings outstanding to such Lender, and paid all accrued interest and other charges and fees in respect of such Borrowings; or

(ii)
with the consent of the Agent and each Fronting Lender, each such consent not to be unreasonably withheld or delayed, and within thirty (30) days of any such cancellation, arrange for a replacement lender (which may be one of the Lenders in which case no consent of the Agent shall be required) to replace the Affected Lender's Commitment and any such replacement lender shall be novated into the Loan Documents in the place and stead of the Affected Lender.

4.5	Early Repayment of Bankers' Acceptances and Libor Loans and Letters of Credit

The Borrower shall not cancel all or any portion of the Total Commitment pursuant to Sections 4.3 or 4.4 if the applicable Borrowings required to be repaid to a Lender as a result thereof include Libor Loans with a Libor Interest Period ending subsequent to the date of such cancellation, Bankers' Acceptances accepted by such Lender with a maturity date falling subsequent to the date of such cancellation or Letters of Credit with an expiry date falling subsequent to the date of such cancellation unless, on the date of such cancellation, the Borrower pays to the Agent at the Agent's Account for Payments for the account of such Lender (a) in respect of Libor Loans, the amount required to be paid pursuant to Section 10.5, (b) in respect of Bankers' Acceptances, the amount determined by such Lender, acting reasonably (and advised to the Agent), to be the amount required to be paid on such date of cancellation in order to yield to such Lender the face amount of any such Bankers' Acceptance on the maturity date thereof and (c) in respect of Letters of Credit, cash collateral for each unexpired Letter of Credit equal to the maximum amount thereof in the respective currency in which the relevant Letter of Credit is denominated.  With respect to Letters of Credit, such cash collateral shall be applied to satisfy the obligations of the Borrower for such Letters of Credit as payments are made thereunder.  If after expiry or cancellation of all Letters of Credit for which the cash collateral is held, any excess cash collateral remains, such excess shall be promptly paid to the Borrower so long as no Default or Event of Default is then continuing.

4.6	Evidence of Indebtedness

The Agent shall open and maintain on the books of the Agent at the office of the Agent where the Agent's Account for Payments is from time to time maintained, accounts and records (the "Accounts") evidencing the Borrowings and other amounts owing by the Borrower to the Agent and each Lender under this Agreement.  The Agent shall debit therein the amount of such Borrowings, and shall enter therein each payment of principal of and interest on such Borrowings and fees and other amounts payable pursuant to this Agreement and shall record the Bankers' Acceptances accepted by each such Lender and the Letters of Credit issued by each such Lender and all other amounts becoming due to the Agent and each Lender under this Agreement.  The Accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower to the Agent and each Lender pursuant to this Agreement, the date each Lender made each Borrowing available to the Borrower and the amounts the Borrower has paid from time to time on account of the principal of and interest on the Borrowings, fees payable pursuant to this Agreement and other amounts owing hereunder. The Agent shall, from time to time upon the Borrower's reasonable request, provide to the Borrower copies of such accounts and records.

ARTICLE 5
PAYMENT OF INTEREST AND FEES

5.1	Interest on Cdn. Prime Loans

The Borrower shall pay interest in Canadian Dollars to the Agent on behalf of each Lender on each Cdn. Prime Loan made by such Lender at the Agent's Account for Payments at a rate per three hundred sixty-five (365) day period equal to the Cdn. Prime Rate plus the Margin.  A change in the Cdn. Prime Rate or the Margin will simultaneously cause a corresponding change in the interest payable for a Cdn. Prime Loan.  Such interest is payable monthly in arrears on the first Business Day following each Interest Date for the period commencing on and including the day after the immediately prior Interest Date up to and including such Interest Date or up to but excluding the Maturity Date and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days.  The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.1 are equivalent are the rates so determined multiplied by the actual number of days in a period of one (1) year commencing on the first day of the period for which such interest is payable and divided by three hundred sixty-five (365).

5.2	Interest on U.S. Base Rate Loans

The Borrower shall pay interest in U.S. Dollars to the Agent on behalf of each Lender on each U.S. Base Rate Loan made by such Lender at the Agent's Account for Payments at a rate per three hundred sixty-five (365) day period equal to the U.S. Base Rate plus the Margin.  A change in the U.S. Base Rate or the Margin will simultaneously cause a corresponding change in the interest payable for a U.S. Base Rate Loan.  Such interest is payable monthly in arrears on the first Business Day following each Interest Date for the period commencing on and including the day after the immediately prior Interest Date up to and including such Interest Date or up to but excluding the Maturity Date and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days.  The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.2 are equivalent are the rates so determined multiplied by the actual number of days in a period of one (1) year commencing on the first day of the period for which such interest is payable and divided by three hundred sixty-five (365).

5.3	Interest on Libor Loans

The Borrower shall pay interest in U.S. Dollars to the Agent on behalf of each Lender on each Libor Loan made by it at the Agent's Account for Payments for the period commencing on and including the first day of the Libor Interest Period applicable to such Libor Loan up to but not including the last day of such Libor Interest Period at a rate per three hundred sixty (360) day period equal to the sum of Libor plus the Margin.  A change in the Margin will simultaneously cause a corresponding change in the interest payable for a Libor Loan for the portion of the Libor Interest Period remaining at the time of the change in the Margin.  Such interest shall be payable on each Libor Interest Date applicable to such Libor Interest Period and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in the period for which such interest is payable (including the first day of such period but excluding the date on which such interest is payable) divided by three hundred sixty (360).  The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.3 are equivalent are the rates so determined multiplied by the actual number of days in a period of one (1) year commencing on the first day of the period for which such interest is payable and divided by three hundred sixty (360).

5.4	Bankers' Acceptance Fees

The Borrower shall pay acceptance fees in Canadian Dollars to the Agent on behalf of each Lender on each Bankers' Acceptance accepted by such Lender at the Agent's Account for Payments.  Such acceptance fees are payable forthwith upon the acceptance of each Bankers' Acceptance issued by the Borrower at a rate per three hundred sixty-five (365) day period equal to the Margin in effect on the acceptance of such Bankers' Acceptance calculated on the face amount of such Bankers' Acceptance and on the basis of the number of days in the term of such Bankers' Acceptance divided by three hundred sixty-five (365).  Acceptance fees payable to the Lenders pursuant to this Section 5.4 shall be paid in the manner specified in Section 3.6.  All fees payable pursuant to this Section 5.4 on any date in respect of any issuance of Bankers' Acceptances shall be calculated by the Agent and payable by the Borrower based on the Margin in effect on such date; provided that if during the term of any such Bankers' Acceptance a change in the  Margin occurs, the fees paid by the Borrower in respect of such Bankers' Acceptance shall be adjusted to reflect the  Margin for the remaining term of the Bankers' Acceptance and the Borrower, in the case of an increase in the  Margin, shall forthwith after receipt of a notice from the Agent make such payments to the Agent at the Agent's Account for Payments for the account of the Lenders as are necessary to reflect such change and the Lenders, in the case of a decrease in the Margin, shall credit any amount which would otherwise be refundable to the Borrower against amounts in respect of interest or fees accruing and next due hereunder.

5.5	Letter of Credit Fees

(a)
Issue Fee: The Borrower shall pay to the Agent on behalf of each Lender at the Agent's Account for Payments an issue fee in Cdn. Dollars or U.S. Dollars, as applicable, equal to the applicable Margin for each Letter of Credit issued hereunder for the period of time such Letter of Credit remains outstanding.  Such issue fee shall accrue and be calculated daily based on the Margin then in effect and the Lender's Proportion of such Lender of the face amount of each such Letter of Credit and on the basis of a year of three hundred sixty-five (365) days and shall be payable by the Borrower quarterly in arrears on the first Business Day of each calendar quarter for the immediately preceding calendar quarter.  A change in the Margin will simultaneously cause a corresponding change in the issue fee payable under any outstanding Letter of Credit.

(b)
Fronting Fees:  In consideration of each Fronting Lender agreeing to issue Fronted Letters of Credit under this Agreement, the Borrower shall pay directly to the applicable Fronting Lender, a fronting fee in an amount agreed to by the Borrower and such Fronting Lender in writing at or prior to issuing any Fronted Letter of Credit, calculated and payable in the same manner as the fees under Section 5.5(a) except such fee shall be calculated on the face amount of such Fronted Letter of Credit.  Fronting fees shall be reviewed annually concurrent with the annual review of each Fronting Lender pursuant to Section 3.9(j)(ii), and the Borrower and such Fronting Lender shall agree in writing on the amount of the applicable fronting fee for the next following year.

(c)
Administration Fee: The Borrower shall pay to the Agent on behalf of each Lender at the Agent's Account for Payments and at the time of the issuance, amendment or transfer of any Letter of Credit hereunder, each such Lender's standard documentary and administrative charges for issuing, amending or transferring Letters of Credit of a similar amount, term and risk.

(d)
Credit on Account of Fees: If and to the extent that a Letter of Credit is drawn upon prior to the date of expiry thereof, or is terminated and returned to the Lenders or a Fronting Lender, as applicable, prior to such date of expiry, or the face amount thereof is reduced by the Lenders or a Fronting Lender, as applicable, prior to such date of expiry (other than through a drawing on such Letter of Credit) or any combination thereof, the Lenders and the Fronting Lenders, as applicable, shall forthwith after such event and through the Agent's Account for Payments credit the Borrower with any fees which it has paid in respect of any such Letter of Credit pursuant to Section 5.5(a) or 5.5(b) based upon the amount of the Letter of Credit on its termination or the amount of the reduction and for the time remaining in the period for which such fees were originally paid.

5.6	Interest on Overdue Amounts

The Borrower shall, on demand, pay to the Agent on behalf of each Lender at the Agent's Account for Payments interest on all overdue payments in connection with this Agreement from the date any such payment becomes overdue and for so long as such amount remains unpaid at a rate per annum which is equal to:

(a)
if such amount is payable in Canadian Dollars, the interest rate applicable to Cdn. Prime Loans outstanding from time to time hereunder whether or not any Cdn. Prime Loans are then outstanding plus the Margin plus one percent (1%) per annum; and

(b)
if such amount is payable in U.S. Dollars, the interest applicable to U.S. Base Rate Loans outstanding from time to time hereunder whether or not any U.S. Base Rate Loans are then outstanding plus the Margin plus one percent (1%) per annum.

Such interest on overdue amounts shall be computed daily and compounded monthly and shall be payable both before and after default, maturity and judgment.

5.7	Standby Fees

The Borrower shall pay standby fees to the Agent in Cdn. Dollars on behalf of each Lender at the Agent's Account for Payments quarterly in arrears on the first Business Day of each calendar quarter in each year during the term of this Agreement commencing with the first Business Day of the calendar quarter occurring after the Effective Date.  Each payment of standby fees shall be calculated for the period commencing on and including the date hereof or the last date on which such standby fees were payable hereunder, as the case may be, up to and including the last day of the calendar quarter for which such standby fees are to be paid or the Maturity Date, as the case may be, and shall be in an amount equal to the Margin calculated on the amount, if any, of the difference obtained by subtracting the Borrowings outstanding from such Lender during such period from the amount of such Lender's Commitment in effect during such period.  Such standby fees shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days.  For purposes of calculating standby fees payable pursuant to this Section 5.7, the amount of Borrowings outstanding from time to time in U.S. Dollars on each day during the period for which such standby fees are payable shall be notionally converted to the Equivalent Amount in Cdn. Dollars at the rate of exchange in effect for purposes of determining an Equivalent Amount on such day.

5.8	Agent's Fees

The Borrower shall pay agency fees to the Agent for the Agent's sole account at the Agent's Account for Payments at the time or times and in the amount agreed to in writing by the Borrower and the Agent and such fees shall, for purposes of this Agreement, be deemed to be an amount payable pursuant to this Agreement.

5.9	Maximum Rate Permitted by Law

Under no circumstances shall a Lender be entitled to receive nor shall it in fact receive a payment or partial payment of interest, fees or other amounts under this Agreement at a rate that is prohibited by applicable law.  Accordingly, notwithstanding anything herein or elsewhere contained, if and to the extent that under any circumstances, the effective annual rate of "interest" (as defined in Section 347 of the Criminal Code of Canada) received or to be received by a Lender (determined in accordance with such section) on any amount of "credit advanced" (as defined in that section) pursuant to these presents or any agreement or arrangement collateral hereto entered into in consequence or implementation hereof would, but for this Section 5.9, be a rate that is prohibited by applicable law, then the effective annual rate of interest, as so determined, received or to be received by such Lender on such amount of credit advanced shall be and be deemed to be adjusted to a rate that is one whole percentage point less than the lowest effective annual rate of interest that is so prohibited (the "adjusted rate"); and, if such Lender has received a payment or partial payment which would, but for this Section 5.9, be so prohibited then any amount or amounts so received by such Lender in excess of the adjusted rate shall and shall be deemed to have comprised a credit to be applied to subsequent payments on account of interest, fees or other amounts due to such Lender at the adjusted rate.

5.10	Waiver

To the extent permitted by law, any provision of the Judgment Interest Act (Alberta) and the Interest Act (Canada) which restricts the rate of interest on any judgment debt shall be inapplicable to this Agreement and is hereby waived by the Borrower.

5.11	Interest and Fee Adjustment

All interest and fees payable hereunder which are to be adjusted as a result of a change in the Consolidated Senior Debt to EBITDA Ratio and a corresponding change in the Margin, shall be adjusted effective on the first day of the Fiscal Quarter following the Fiscal Quarter in which the Compliance Certificate is delivered (or which is due to be delivered) which indicates that a change in the Consolidated Senior Debt to EBITDA Ratio has occurred which requires a change to such interest and fees.

5.12	Nominal Rates

The theory of deemed reinvestment shall not apply to the calculation of interest or payment of fees or other amounts hereunder, notwithstanding anything contained in this Agreement, in any note, bankers' acceptance or other evidence of indebtedness or in any Loan Document now or hereafter taken by the Agent or any Lender for the obligations of the Borrower under this Agreement, or any other instrument referred to herein, and all other interest and fees payable by the Borrower to the Agent or any Lender, shall accrue from day to day, computed as described herein in accordance with the "nominal rate" method of interest calculation.

ARTICLE 6
PAYMENT AND TAXES

6.1	Time, Place and Currency of Payment

Payments of principal, interest, fees and all other amounts payable by the Borrower pursuant to this Agreement shall be paid in the currency in which it is denominated for value at or before 10:00 a.m. (Calgary time) on the day such amount is due.  If any such day is not a Business Day, such amount shall be deemed for all purposes of this Agreement to be due on the Business Day next following such day and such extension of time shall in such case be included in the computation of the payment of any interest or fees payable under this Agreement.  All payments shall be made at the Agent's Account for Payments.  Receipt by the Agent from the Borrower of funds pursuant to this Agreement, as principal, interest, fees or otherwise, shall be deemed to be receipt of such funds by the Agent or Lenders, as the case may be.

6.2	Application of Payments Prior to an Event of Default

Except as otherwise agreed to by the Lenders in their sole discretion, all payments made by or on behalf of the Borrower pursuant to this Agreement prior to the delivery of an Acceleration Notice or the occurrence of an Insolvency Event shall be applied rateably among the Lenders and the Agent in accordance with amounts owed to the Lenders and the Agent in respect of each category of amounts set forth below, each such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a)	firstly, in payment of any amounts due and payable as and by way of recoverable expenses hereunder;

(b)	secondly, in payment of any amounts due and payable as and by way of the Agent's fees referred to in Section 5.8;

(c)	thirdly, in payment of any amounts due and payable as and by way of the standby fees referred to in Section 5.7;

(d)
fourthly, in payment of any amounts due and payable as and by way of interest on Borrowings pursuant to Sections 5.1, 5.2 and 5.3, acceptance fees pursuant to Section 5.4, Letter of Credit fees pursuant to Section 5.5, and interest on overdue amounts pursuant to Section 5.6; and

(e)	fifthly, in payment of any amounts (other than Borrowings) then due and payable by the Borrower hereunder other than amounts hereinbefore referred to in this Section 6.2;

with the balance to be applied to repay or otherwise reduce Borrowings in a manner so that the Borrowings and each basis of Borrowing outstanding hereunder to each Lender will, to the extent possible, be in the same proportion as the Lender's Proportion of such Lender.

6.3	Taxes

The Borrower shall make all payments to the Agent on behalf of each Lender without set-off or counterclaim, free and clear of, and without deduction for or on account of, any Tax, except as contemplated in the next sentence.  If any Tax is deducted or withheld from any payments, other than any Tax withheld by reason of a Lender being a non-resident of Canada within the meaning of the Income Tax Act (Canada), the Borrower shall promptly remit to the Agent on behalf of the Lenders the equivalent of the amounts so deducted or withheld together with such additional amounts as may be necessary so that after making all required deductions or withholdings, including deductions or withholdings applicable to additional amounts paid under this Section 6.3, each Lender shall receive an amount equal to the amount it would have received if no deduction or withholding had been made, and the Borrower, if required by the Agent, shall also provide to the Agent the relevant official receipts or other evidence satisfactory to the Agent evidencing payment to the appropriate taxing authority of each such Tax by the Borrower on behalf of each Lender.

In the event the Borrower has made a payment pursuant to this Section 6.3 and any Lender is thereafter granted or receives a credit, refund or remission in respect of the Tax for which the deduction or withholding was made, then such Lender shall, subject to the Borrower having paid the relevant amount payable under this Section 6.3 and to the extent it is satisfied that it can do so without prejudice to the retention of the amount of such credit or refund, refund to the Borrower such amount (if any) as such Lender determines in good faith will leave such Lender in no worse position than would have been the case if there had been no obligation to make such deduction or withholding in the first place.  No Lender shall be obligated to provide to the Borrower copies of all or any part of its tax returns, financial statements or other corporate financial data by reason of any such matter.

6.4	Account Debit Authorization

The Borrower authorizes and directs the Agent, in its discretion acting reasonably, to automatically debit, by mechanical, electronic or manual means, the bank accounts of the Borrower maintained with the Agent for all amounts due and payable under this Agreement, including, but not limited to, the repayment of principal and the payment of interest, fees and all charges for the keeping of such bank accounts.

ARTICLE 7
CONDITIONS PRECEDENT TO DISBURSEMENT OF THE BORROWINGS

7.1	Conditions Precedent

This Agreement shall become effective on the date (the "Effective Date") each of the following conditions precedent are satisfied or waived by the Lenders hereunder:

(a)
as of the Effective Date, there exists no "Default" or "Event of Default" (under and as defined in the Prior Agreement) and no Default or Event of Default hereunder and, if the Effective Date is other than the date of this Agreement, the Agent has received a certificate of the Borrower certifying the same;

(b)
the representations and warranties contained in Article 2 are true and correct as of the Effective Date and, if the Effective Date is other than the date of this Agreement, the Agent has received a certificate of the Borrower certifying the same;

(c)	the Agent has received, in sufficient numbers for distribution to each of the Lenders in form and substance satisfactory to the Agent and the Lenders, the following:

(i)	a duly executed copy of this Agreement;

(ii)	a certificate of status in respect of the Borrower issued under the laws of its governing jurisdiction;

(iii)
an officer's certificate of the Borrower, attaching thereto, inter alia: (i) its articles of amalgamation and by-laws; (ii) specimen signatures of the individuals who will be executing the Loan Documents on its behalf; and (iii) a resolution of its board of directors relating to its authority to execute, deliver and perform its obligations under the Loan Documents and the manner in which and by whom the foregoing documents are to be executed and delivered;

(iv)
an officer's certificate of the Borrower evidencing that all required securityholder approvals have been received with respect to the Arrangement and the Plan of Arrangement and that the Arrangement has been completed without waiver or amendment of any terms or conditions of the Arrangement Agreement or the Plan of Arrangement (other than such waivers or amendments previously consented to in writing by the Lenders and any amendments of an immaterial nature);

(v)	an officer's certified copy of the Final Order and the filed Articles of Amalgamation;

(vi)
an opinion of Bennett Jones LLP, counsel to the Borrower addressed to the Agent and each Lender with respect to the Loan Documents, in form and substance satisfactory to the Lenders, acting reasonably;

(vii)
an opinion of Burnet, Duckworth & Palmer LLP, counsel to the Agent and the Lenders, addressed to the Agent and each Lender with respect to the transactions provided for herein, in form and substance satisfactory to the Lenders, acting reasonably; and

(viii)	such other information as may be reasonably requested by the Agent; and

(d)
prior to or concurrently with the execution of this Agreement, each Fronting Lender has received, in form and substance satisfactory to it, an agreement between the Borrower and such Fronting Lender with respect to the fees payable pursuant to Section 5.5(b) duly executed by the Borrower and such Fronting Lender.

7.2	Continuing Conditions Precedent

The obligation of each Lender to make available any Borrowings pursuant to Sections 3.4, 3.12 or 3.13 is subject to and conditional upon the following:

(a)	the satisfaction of the conditions set forth in Section 7.1; and

(b)
that on each Drawdown Date, Conversion Date and Rollover Date there exists no Default or Event of Default and that on each Drawdown Date the representations and warranties referred to in Section 2.2 are true and correct in all material respects on each Drawdown Date with the same effect as if made as of that Drawdown Date.

7.3	Waiver of a Condition Precedent

The terms and conditions of Sections 7.1 and 7.2 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent by or with the prior consent of all of the Lenders in whole or in part with or without terms or conditions, in respect of all or any portion of the Borrowings, without affecting the right of the Agent or the Lenders to assert such terms and conditions in whole or in part in respect of any other Borrowing.

ARTICLE 8
COVENANTS OF THE BORROWER

8.1	Positive Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a)
Payment and Performance:  the Borrower shall duly and punctually pay all sums of money due by it hereunder and perform all other obligations on its part to be performed under the terms of the Loan Documents at the times and places and in the manner provided for therein;

(b)
Corporate Existence:  the Borrower shall, subject to Section 8.2(b), maintain its corporate existence in good standing under the laws of the Province of Alberta and register and qualify and remain registered and qualified as a corporation authorized to carry on business under the laws of each jurisdiction in which the nature of any business conducted by it or the character of any properties and assets owned or leased by it requires such registration and qualification except to the extent failure to register or qualify would not reasonably be expected to have a Material Adverse Effect;

(c)
Existence of Designated Subsidiaries:  the Borrower shall, subject to Section 8.2(b), cause each Designated Subsidiary which is a corporation to maintain its corporate existence and cause each Designated Subsidiary which is a partnership to maintain its partnership existence and cause each Designated Subsidiary which is a trust to maintain its existence as a trust, each in good standing under the laws of the jurisdiction of incorporation or creation, as the case may be, and shall cause each to register and qualify and remain registered and qualified as an extra provincial corporation, partnership or trust, as the case may be, authorized to carry on business under the laws of each jurisdiction in which the nature of any business transacted by it or the character of any properties and assets owned or leased by it requires such registration and qualification except to the extent failure to register or qualify would not reasonably be expected to have a Material Adverse Effect;

(d)
Maintenance of Petroleum and Natural Gas Properties:  the Borrower shall and shall cause each of the other Loan Parties to, subject to Permitted Dispositions, maintain and operate all of its properties and assets, including, without limitation, its petroleum and natural gas properties and related production facilities, in a good and workmanlike manner and in accordance with good oilfield practice except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect, and conduct its business in a proper and prudent manner and maintain and preserve its assets and properties so as not to materially and adversely impair its ability to perform its obligations under this Agreement and the other Loan Documents, and the Borrower shall and shall cause each of the other Loan Parties to comply with all of its obligations under all agreements and instruments to which it is a party or by which it is bound or affected, other than non-compliance which does not have a Material Adverse Effect;

(e)
Insurance:  the Borrower shall and shall cause each of the other Loan Parties to maintain or have maintained on its behalf in full force and effect such policies of insurance in such amounts (including deductibles, co-insurance and self insurance as is in accordance with prudent oil and gas industry practice) issued by insurers of recognized standing covering the properties and operations of the Loan Parties including, without limitation, their oil and gas properties and related production facilities, as is customarily maintained by persons of similar size engaged in the same or similar business in the localities where such properties and operations are located;

(f)	Compliance With Laws and Regulations: the Borrower shall and shall cause each of the other Loan Parties and each Subsidiary to:

(i)	comply in all respects with all applicable laws, rules, regulations and orders of governmental authorities, including, without limitation, Environmental Laws;

(ii)
observe and conform in all respects to all valid requirements of any governmental or municipal authority relative to any of its assets and all covenants, terms and conditions of all agreements upon or under which any of its assets are held; and

(iii)	comply in all respects with all permits, licences and authorizations which are required under Environmental Laws;

except to the extent failure to so comply or failure to so observe and conform does not have and would not reasonably be expected to have a Material Adverse Effect;

(g)	Notices: the Borrower shall:

(i)
promptly upon acquiring knowledge thereof, provide the Agent with written notice of the discovery of any contaminant or of any spill, discharge, deposit, escape or release of a contaminant into the environment from or upon the land or property of any Loan Party or of any Subsidiary which has or would reasonably be expected to have a Material Adverse Effect;

(ii)	provide prompt notice to the Agent of any matter of which it is aware that has or would reasonably be expected to have a Material Adverse Effect;

(iii)
provide the Agent with prompt written notice of any action, suit, litigation or other proceeding which is commenced or threatened against any Loan Party or against any Subsidiary and which involves a claim against any of them which has or would reasonably be expected to have a Material Adverse Effect; and

(iv)	provide prompt notice to the Agent of any Default or Event of Default;

(h)
Environmental Matters: the Borrower shall, upon the request of the Agent, acting reasonably, make available for discussion with the Agent and the Lenders at all reasonable times the senior officers of any Loan Party and any Subsidiary primarily responsible for the environmental activities and affairs of such Loan Party or such Subsidiary and shall provide to the Agent, on its request, any report which any Loan Party or any Subsidiary provides to its directors with respect to the environmental activities and policies of such Loan Party or such Subsidiary at the same time as it provides such report to its directors;

(i)
Payment of Taxes and Government Levies:  the Borrower shall and shall cause each of the other Loan Parties to pay or cause to be paid all rents, Taxes, rates, levies, royalties and assessments, ordinary or extraordinary, fees and dues, validly levied, assessed or imposed upon it, or upon its properties or any part thereof, by any government authority as and when the same become due and payable, except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect;

(j)
Maintenance of Books and Records:  the Borrower shall and shall cause each of the other Loan Parties to keep proper and adequate records and books of account in which true and complete entries will be made in a manner sufficient to enable the preparation of financial statements in accordance with Generally Accepted Accounting Principles and, upon the request of the Agent and subject to any applicable confidentiality provisions, make the same available for confidential inspection by the Agent and its employees at all reasonable times;

(k)
Year End Financial Statements:  the Borrower shall furnish to the Agent as soon as available and in any event within ninety (90) days after the end of each Fiscal Year of the Borrower, a consolidated balance sheet of the Borrower as at the close of such Fiscal Year, a consolidated statement of income and accumulated earnings of the Borrower, a consolidated statement of cash flows of the Borrower and a consolidated statement of shareholders' equity of the Borrower for such Fiscal Year, setting forth in comparative form the corresponding figures of the preceding Fiscal Year together with an auditor's report, containing:

(i)
such auditor's confirmation that their examinations of such consolidated financial statements were made in accordance with generally accepted auditing standards and accordingly included such tests and other procedures as they considered necessary in the circumstances; and

(ii)
such auditor's opinion that such consolidated financial statements present fairly the consolidated financial position of the Borrower as of the close of such Fiscal Year and the results of its operations and the changes in its financial position for the Fiscal Year then ended in accordance with Generally Accepted Accounting Principles consistently applied;

(l)
Quarterly Financial Statements:  the Borrower shall furnish to the Agent as soon as available and in any event within forty-five (45) days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, a consolidated balance sheet of the Borrower as at the end of such Fiscal Quarter, a consolidated statement of income and accumulated earnings of the Borrower, a consolidated statement of cash flows of the Borrower and a consolidated statement of shareholders' equity of the Borrower for such period, prepared on an unaudited basis which is consistent with the corresponding period of the preceding Fiscal Year;

(m)
Compliance Certificate:  the Borrower shall furnish to the Agent within forty-five (45) days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, and within ninety (90) days after the end of each Fiscal Year of the Borrower, a duly executed and completed Compliance Certificate together with such back-up information as the Agent may reasonably require;

(n)	Other Reports: the Borrower shall furnish to the Agent:

(i)
promptly upon transmission thereof, all financial statements, proxy statements, annual information forms, information circulars, notices and reports as the Borrower shall send to its shareholders and copies of all prospectuses filed by the Borrower with Canadian and United States securities regulatory authorities, registration statements and all material change reports which the Borrower files with any Canadian or United States securities regulatory authorities;

(ii)	promptly upon transmission thereof, all notices of meetings of the shareholders of the Borrower; and

(iii)	promptly upon transmission thereof, any request of the shareholders of the Borrower for the calling of a meeting of the shareholders of the Borrower;

and the Borrower shall be entitled to deliver any of the foregoing and the financial statements described in Sections 8.1(k) and 8.1(l) by advising the Agent, prior to the date or time such statements, reports or other filings are required to be provided to the Agent, that the same have been posted on www.SEDAR.com, provided the Borrower has, in fact, posted the same;

(o)
Additional Information:  subject to any applicable confidentiality provisions, the Borrower shall and shall cause each of the other Loan Parties to furnish to the Agent any additional information regarding the business affairs, operations, properties and assets and financial condition of the Borrower or such Loan Party as the Agent may reasonably request from time to time (including on request by a Lender, engineering evaluation reports in respect of the Oil and Gas Properties) and the Borrower shall and shall cause each of the other Loan Parties to permit any person designated in writing by the Agent, at the Lenders' expense prior to a Default and at the Borrower's reasonable expense after a Default which has occurred and is continuing but subject, in either case, to such reasonable access restrictions as may be imposed by the operator of the properties and assets in accordance with its ordinary business practices, to visit and inspect the Borrower's or such Loan Party's properties and assets, including, without limitation, their oil and gas properties and related production facilities and to carry out such environmental reviews as the Agent, in its sole discretion, acting reasonably, deems advisable, and to examine the books and financial records of the Borrower or such Loan Party and to discuss the affairs, finances and accounts, all at such reasonable times and as often as may be reasonably requested; provided, however, that such person or persons representing the Agent shall hold all information obtained as a result of such visit or visits in strict confidence for the use of the Agent and the Lenders in the conduct of their business related to the transactions contemplated by this Agreement;

(p)
Comply with Permitted Encumbrances:  the Borrower shall and shall cause each of the other Loan Parties to comply with all obligations under any Permitted Encumbrances, except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect;

(q)
Loan Party Guarantee:  within five (5) Business Days of a Subsidiary acquiring assets in an amount which would otherwise result in a violation of Section 8.3(d), or within five (5) Business Days of the Borrower acquiring or creating, directly or indirectly, a Subsidiary having assets in an amount which would otherwise result in a violation of Section 8.3(d), or within five (5) Business Days of a request being made by the Borrower to have a Subsidiary become a Designated Subsidiary, the Borrower shall cause such Subsidiary to provide to the Agent on behalf of the Agent and the Lenders the Loan Party Guarantee or, if the Loan Party Guarantee has been granted by any other Designated Subsidiary and remains in full force and effect, an addition agreement (in form and substance satisfactory to the Agent and the Lenders) whereby it agrees to be bound by the Loan Party Guarantee, and in addition thereto, shall provide, or cause to be provided, to the Agent a favourable opinion of counsel satisfactory to the Agent, acting reasonably, as to the legality, validity and enforceability of such Loan Party Guarantee or addition agreement to the Loan Party Guarantee, as applicable, and as to such other matters as the Agent may reasonably require together with such other documents, such as certified resolutions and constating documents of such Subsidiary, as the Agent may reasonably require;

(r)
Ownership of Designated Subsidiaries:  the Borrower shall ensure that each Designated Subsidiary will at all times be a direct wholly-owned Subsidiary of the Borrower or of another Designated Subsidiary or of the Borrower and one or more Designated Subsidiaries; and

(s)
Pari Passu Ranking:  the Borrower shall ensure that its payment obligations hereunder rank at least pari passu in right of payment with all of its other existing and future senior unsecured indebtedness for borrowed money.

8.2	Negative Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that, without the prior written consent of the Lenders:

(a)
Negative Pledge:  except for Permitted Encumbrances, the Borrower shall not and shall not permit any of the other Loan Parties to create, incur, assume or suffer to exist any Security Interest, upon or with respect to any of its undertaking, properties, rights or assets, whether now owned or hereafter acquired and including, without limitation, its Petroleum and Natural Gas Properties and related production facilities;

(b)
Restriction on Amalgamation etc.:  the Borrower shall not and shall not permit any of the other Loan Parties to enter into any transaction (other than a transaction involving only Loan Parties) whereby all or substantially all of its undertaking, property and assets would become the property of any other person (herein called a "Successor") whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (each a "Transaction") unless:

(i)	the Majority Lenders, acting reasonably, are satisfied with the resulting creditworthiness of the Successor after the Transaction;

(ii)	prior to or contemporaneously with the consummation of such Transaction:

(A)
the Successor is or will be (by operation of law or otherwise) bound by or have assumed all the covenants and obligations of the Borrower or such Loan Party under the Loan Documents to which it is a party; and

(B)
the Loan Documents to which it is a party will be valid and binding obligations of the Successor, enforceable against the Successor and entitling the Agent and the Lenders, as against the Successor, to exercise all their rights under the Loan Documents to which it is a party;

and provided that the Successor shall also execute and/or deliver to the Agent such documents (including assumption agreements and legal opinions of counsel to the Successor), if any, as may, in the reasonable opinion of the Agent, be necessary to effect or establish (A) and (B) above;

(iii)	the Successor is an entity governed by or created under the federal laws of Canada or the laws in force in a province of Canada, and in the case of the Borrower only, the Successor is a corporation;

(iv)	such Transaction shall not have a Material Adverse Effect;

(v)
such Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Agent and the Lenders hereunder and under any other Loan Documents and not to affect adversely the potential liability of the Agent and the Lenders for any present or future taxes, duties, assessments or charges of whatsoever nature imposed or levied by or on behalf of the Government of Canada or any province or political subdivision thereof or any authority or agency therein or thereof having power to impose or levy taxes, duties, assessments or charges;

(vi)	such Transaction shall not result in the undertaking, property and assets of the Successor being subject to any Security Interests other than Permitted Encumbrances; and

(vii)	no Event of Default or Default shall have occurred and be continuing immediately prior to such Transaction or will occur as a result of such Transaction;

and provided further that, in the case of a transaction involving only Loan Parties that would otherwise constitute a Transaction, the Borrower shall not and shall not permit any of the Loan Parties to enter into such a transaction unless the conditions specified in subsections (ii)(A) and (B), (iii) and (vii) above are satisfied, and the Successor shall execute and/or deliver to the Agent such documents (including assumption agreements and legal opinions of counsel to the Successor), if any, as may, in the reasonable opinion of the Agent, be necessary to effect or establish the matters set forth in subsection (ii)(A) and (B) above;

(c)
Change of Business: the Borrower shall not and shall not permit any of the other Loan Parties to change in any material respect the nature of its business or operations from the exploration for, and development, production, marketing, transportation and processing of, petroleum, natural gas and related products, nor engage directly or indirectly in any material business or activity not primarily related to the conduct of its business or operations as presently carried on;

(d)
Restriction on Sale:  the Borrower shall not and shall not permit any of the other Loan Parties to, directly or indirectly, make any sale, exchange, lease, transfer, contribution or other disposition (other than Permitted Dispositions) of any of its assets to any person if such disposition has or would reasonably be expected to have a Material Adverse Effect;

(e)	Swap Amounts: the Borrower shall not and shall not permit any of the other Loan Parties to:

(i)	enter into any Swap with any person unless such Swap complies with the then applicable hedging policies with respect to Swaps approved by the board of directors of the Borrower; or

(ii)	enter into any Swap with any person unless such Swap is entered into for hedging purposes only in the ordinary course of business and not for speculative purposes;

(f)
Designated Subsidiary Swaps:  the Borrower shall not permit any of the Designated Subsidiaries to enter into any Swap with one of the Lenders or any of their Affiliates unless the Loan Parties shall have provided a guarantee of the Swap Indebtedness to be incurred thereunder in favour of such Lender (or its affiliate) or the Agent on behalf of, inter alia, such Lender (or its Affiliate);

(g)
Restriction on Financial Assistance:  except for Permitted Financial Assistance, the Borrower shall not and shall not permit any of the other Loan Parties to provide any form of Financial Assistance to any person;

(h)
Transactions With Affiliates:  except to the extent permitted by Section 8.2(g) above and except for transactions between Loan Parties, the Borrower shall not and shall not permit any of the other Loan Parties to engage in any material transaction with any Affiliate of the Borrower on terms which are materially less favourable to the Borrower or such Loan Party than would be obtainable at the time in a comparable transaction with any person which is at arms-length to the Borrower; and

(i)
Distributions: if a Default or an Event of Default has occurred and is continuing or would reasonably be expected to occur as a result thereof, the Borrower shall not and shall not permit any Designated Subsidiary to make any Distribution.

8.3	Financial Covenants

During the term of this Agreement, regardless of whether the Borrower has any Borrowings hereunder, the Borrower covenants with the Agent and the Lenders that:

(a)
Consolidated Senior Debt to EBITDA Ratio:  the Consolidated Senior Debt to EBITDA Ratio as at the end of any Fiscal Quarter shall not exceed 3:1, provided that if the Borrower or a Subsidiary completes a Material Acquisition (and provided that the Borrower would have continued to comply with this Section 8.3(a) if such Material Acquisition had not been made and provides a calculation evidencing such compliance in its Compliance Certificate relating to such Fiscal Quarter), then during the period from the completion of such Material Acquisition to the end of the second complete Fiscal Quarter after completion of such Material Acquisition, the Borrower may permit the Consolidated Senior Debt to EBITDA Ratio to increase to a level not exceeding 3.5:1;

(b)
Consolidated Total Debt to EBITDA Ratio:  the Consolidated Total Debt to EBITDA Ratio as at the end of any Fiscal Quarter shall not exceed 3.5:1, provided that if the Borrower or a Subsidiary completes a Material Acquisition (and provided that the Borrower would have continued to comply with this Section 8.3(b) if such Material Acquisition had not been made and provides a calculation evidencing such compliance in its Compliance Certificate relating to such Fiscal Quarter), then during the period from the completion of such Material Acquisition to the end of the second complete Fiscal Quarter after completion of such Material Acquisition, the Borrower may permit the Consolidated Total Debt to EBITDA Ratio to increase to a level not exceeding 4.0:1;

(c)
Consolidated Senior Debt to Capitalization Ratio:  the Consolidated Senior Debt to Capitalization Ratio shall not at any time exceed 50%, provided that if the Borrower or a Subsidiary completes a Material Acquisition (and provided that the Borrower would have continued to comply with this Section 8.3(c) if such Material Acquisition had not been made and provides a calculation evidencing such compliance in its Compliance Certificate relating to such Fiscal Quarter), then during the period from the completion of such Material Acquisition to the end of the second complete Fiscal Quarter after completion of such Material Acquisition, the Borrower may permit the Consolidated Senior Debt to Capitalization Ratio to increase to a level not exceeding 55%;

(d)
Loan Parties Asset Test:  subject to Section 8.1(q), the Borrower shall ensure that the Consolidated Tangible Assets of the Loan Parties (determined on an unconsolidated basis and excluding inter-company items) shall not at any time be less than 85% of the Consolidated Tangible Assets of the Borrower as shown on the most recent consolidated financial statements of the Borrower provided to the Lenders hereunder; and

(e)
Non-Recourse Debt:  the Borrower shall ensure that the aggregate amount of outstanding Non-Recourse Debt of the Borrower and the other Loan Parties (determined on a consolidated basis) shall not exceed an amount equal to 2.5% of the Consolidated Tangible Assets of the Borrower as shown on the most recent consolidated financial statements of the Borrower provided to the Lenders hereunder.

ARTICLE 9
EVENTS OF DEFAULT

9.1	Events of Default

The occurrence of any one or more of the following events or circumstances constitutes an Event of Default under this Agreement:

(a)
Repayment:  the failure to repay or otherwise reduce the Borrowings or any portion thereof or any other amounts due hereunder when due for repayment, payment or other reduction hereunder, for a period of five (5) Business Days after written notice has been given to the Borrower from the Agent that any such amount is overdue;

(b)	Voluntary Insolvency: if any Loan Party shall:

(i)	apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets;

(ii)	be unable, or admit in writing its inability or failure, to pay its debts generally as they become due;

(iii)	make a general assignment for the benefit of creditors;

(iv)	commit an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada);

(v)
commence any cause, proceeding or other action under any existing or future law relating to bankruptcy, insolvency, reorganization of its indebtedness or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement or adjustment of its indebtedness, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors or taking advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization of its indebtedness or insolvency proceeding; or

(vi)	take corporate action for the purpose of effecting any of the foregoing;

(c)
Involuntary Insolvency:  if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction, against any Loan Party, seeking in respect of such Loan Party an adjudication in bankruptcy, reorganization of its indebtedness, dissolution, winding up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of it or of all or any substantial part of its assets, or any other like relief in respect of such Loan Party under any bankruptcy or insolvency law and:

(i)	such cause, proceeding or other action results in an entry of an order for relief or any such adjudication or appointment; or

(ii)
if such cause, proceeding or other action is being contested by such Loan Party in good faith, the same shall continue undismissed, or unstayed and in effect, for any period of thirty (30) consecutive days;

(d)	Cross Default: if, other than as provided for under Section 9.1(e) or 9.1(f) hereof:

(i)
any Loan Party is in default (as principal or as guarantor or other surety) in the payment of any principal of, or interest on, or any other amount in respect of any Debt that would be classified as debt on a consolidated balance sheet of the Borrower (other than pursuant to this Agreement or Non-Recourse Debt) or Swap that is outstanding in an aggregate principal amount in excess of the Threshold Amount beyond any period of grace provided with respect thereto;

(ii)
any Loan Party is in default in the performance of or compliance with any term of any evidence of any Debt that would be classified as debt on a consolidated balance sheet of the Borrower (other than pursuant to this Agreement or Non-Recourse Debt) or Swap in an aggregate outstanding principal amount in excess of the Threshold Amount or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of any such default or condition such Debt or Swap has become, or has been declared, due and payable before its stated maturity or before its regularly scheduled dates of payment; or

(iii)	as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Debt to convert such indebtedness into equity interests):

(A)
any Loan Party has become obligated to purchase or repay Debt that would be classified as debt on a consolidated balance sheet of the Borrower (other than pursuant to this Agreement or Non-Recourse Debt) or Swaps before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount in excess of the Threshold Amount; or

(B)
one or more persons have the right to require any Loan Party so to purchase or repay Debt that would be classified as debt on a consolidated balance sheet of the Borrower (other than pursuant to this Agreement or Non-Recourse Debt) or Swaps in an aggregate outstanding principal amount in excess of the Threshold Amount;

(e)
Default under Operating Loan Documents: if written demand is made for repayment of the Operating Borrowings and the Borrower defaults in repayment thereof for a period of fifteen (15) days after such demand is made;

(f)
Lender Swap Agreements: if any Loan Party defaults under a Swap Agreement with any Lender or an affiliate thereof and such default is not remedied within fifteen (15) days after written notice of such default has been given to the Borrower by such Lender or affiliate;

(g)	Breach of Financial Covenants: if there is a breach in the performance or observance of any of the covenants or agreements in Section 8.3;

(h)
Invalid Loan Documents:  if for a period of twenty (20) days after written notice thereof to the Borrower, any material provision of any Loan Document continues to be invalid or unenforceable and not cured to the satisfaction of the Agent acting reasonably;

(i)
Representations and Warranties:  if any representation or warranty made or deemed to be made by any Loan Party in the Loan Documents shall prove to have been incorrect, when made or deemed to be made, in any material respect and shall continue to be incorrect for a period of twenty (20) days after written notice of such incorrect  representation or warranty has been given to the Borrower by the Agent;

(j)
Judgments:  if final judgments for the payment of money aggregating in excess of the Threshold Amount shall be rendered against any Loan Party (other than in respect of Non-Recourse Debt) and the same shall remain undischarged for a period of twenty (20) days during which such judgments shall not be on appeal or execution thereof shall not be effectively stayed;

(k)
Writs:  if a writ, execution, attachment or similar process is issued or levied against all or a material portion of the property of any Loan Party in connection with any judgment or judgments against such Loan Party aggregating in excess of the Threshold Amount (other than against any Non-Recourse Asset in respect of the Non-Recourse Debt to which it relates) and such writ, execution, attachment or similar process is not released, satisfied, discharged, vacated or stayed within twenty (20) days after its entry, commencement or levy;

(l)
Encumbrancers:  if an encumbrancer or lienor takes possession of any part of the property of any Loan Party (other than a holder of Non-Recourse Debt taking possession of the Non-Recourse Asset to which such debt relates) which property has a fair market value in excess of the Threshold Amount, or if execution or other similar process is enforced against such property and such taking of possession or enforcement is not being contested by such Loan Party in good faith and the encumbrancer or lienor remains in possession for any period of twenty (20) consecutive days;

(m)	Change of Control: if a Change of Control has occurred without the consent of the Majority Lenders; or

(n)
Breach of Other Covenants:  if there is a breach or failure of due performance by a Loan Party of any covenant or provision of any of the Loan Documents (other than those heretofore dealt with in this Section 9.1) for a period of thirty (30) days after written notice of such breach or failure shall have been given by the Agent to the Borrower.

9.2	Acceleration and Demand

Upon the occurrence of any Event of Default which has not been remedied or waived, the Agent may on behalf of the Lenders, and shall if so required by the Majority Lenders, by written notice to the Borrower (the "Acceleration Notice"):

(a)	declare the Total Commitment and each Lender's Commitment and the right of the Borrower to apply for further Accommodations to be terminated; and

(b)
declare all indebtedness and liabilities (whether matured or unmatured) of the Borrower outstanding to the Lenders hereunder (including the face amount of all Bankers' Acceptances and the amount of all BA Equivalent Advances and the undrawn amount of all outstanding Letters of

Credit) to be immediately due and payable (or to be due and payable at such later time as may be stated in such notice) without further demand, presentation, protest or other notice of any kind, all of which are expressly waived by the Borrower;

but upon the occurrence of an Insolvency Event, the Total Commitment shall automatically terminate and all indebtedness and liabilities specified in Section 9.2(b) shall automatically become due and payable, in each case without any requirement that notice be given to the Borrower.  Immediately upon the occurrence of an Insolvency Event or at the time stated in an Acceleration Notice, the Borrower shall pay to the Agent on behalf of each Lender all amounts owing or payable in respect of such indebtedness and liabilities specified in Section 9.2(b), failing which all rights and remedies of the Lenders and the Agent under the Loan Documents shall thereupon become enforceable and shall be enforced by the Agent in accordance with the determinations of the Majority Lenders.

9.3	Waiver of Default

Any single or partial exercise by the Agent or any Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in the Loan Documents shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Agent or such Lender may be lawfully entitled for the same default or breach, and any waiver by the Agent or any Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement contained in the Loan Documents, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default.  To the extent permitted by applicable law, the Borrower hereby waives any rights now or hereafter conferred by statute or otherwise which may limit or modify any of the Agent's or Lenders' rights or remedies under the Loan Documents.

9.4	Application of Payments Following Demand and Acceleration

Except as otherwise agreed to by all the Lenders in their sole discretion, any sum received by the Lenders or the Agent for application in respect of the Term Indebtedness, the Operating Indebtedness and any Swap Indebtedness at any time after delivery of an Acceleration Notice or the occurrence of an Insolvency Event shall be applied by the Agent among the Lenders, the Operating Lender, the Swap Lenders and the Agent in accordance with amounts owed to the Lenders, the Operating Lender, the Swap Lenders and the Agent in respect of each category of amounts set forth below, each such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a)	firstly, in or towards payment of any fees or expenses then due and payable to the Agent hereunder;

(b)
secondly, rateably among the Lenders, the Operating Lender and the Swap Lenders in respect of amounts due and payable to the Lenders, the Operating Lender and the Swap Lenders as and by way of recoverable expenses hereunder, under the Operating Credit Agreement and under any Swap Agreement to which any Swap Lender is a party;

(c)
thirdly, rateably among the Lenders and the Operating Lender in respect of amounts due and payable to the Lenders by way of interest pursuant to Sections 5.1, 5.2 and 5.3, acceptance fees pursuant to Section 5.4, Letter of Credit fees pursuant to Section 5.5, interest on overdue amounts pursuant to Section 5.6 and standby fees pursuant to Section 5.7 and similar amounts due and payable to the Operating Lender under the Operating Credit Agreement;

(d)
fourthly, rateably among the Lenders and the Operating Lender in respect of any other amount (other than Borrowings and Operating Borrowings) not hereinbefore referred to in this Section 9.4 which are then due and payable by the Borrower hereunder or under the Operating Credit Agreement; and

(e)
fifthly, rateably among the Lenders, the Operating Lender and the Swap Lenders in or towards repayment to the Lenders, the Operating Lender and the Swap Lenders of the Borrowings then outstanding, the Operating Borrowings then outstanding and the Swap Indebtedness then outstanding, subject to any adjustments required to be made in accordance with the provisions of Section 11.11; and

(f)	any balance remaining to the Borrower or as otherwise required by applicable law.

9.5	Remedies Cumulative

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Agent and the Lenders under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. The Agent may on behalf of the Lenders and shall if so required by the Majority Lenders, to the extent permitted by applicable law, bring suit at law, in equity or otherwise for any available relief or purpose including but not limited to:

(a)	the specific performance of any covenant or agreement contained in the Loan Documents;

(b)	enjoining a violation of any of the terms of the Loan Documents;

(c)	aiding in the exercise of any power granted by the Loan Documents or by law; or

(d)	obtaining and recovering judgment for any and all amounts due in respect of the Borrowings or amounts otherwise due hereunder or under the Loan Documents.

9.6	Set-Off

In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, the Agent and each Lender are authorized at any time after the occurrence of an Event of Default which has not theretofore been waived or rescinded by the Lenders and from time to time thereafter without notice to the Borrower or to any other person, any such notice being expressly waived by the Borrower, to set-off and to appropriate and to apply any and all deposits (general and special) and any other indebtedness at any time held by or owing by the Agent or such Lender to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower to the Agent or such Lender under this Agreement, including without limitation, all claims of any nature or description arising out of or connected with this Agreement, irrespective of whether such obligations, liabilities or claims of the Borrower are contingent or unmatured.

9.7	Cash Collateral Accounts

Upon the occurrence of an Event of Default or upon receipt of cash cover by the Agent pursuant to Sections 4.1, 4.2 or 4.5 and in addition to any other rights or remedies of the Lenders hereunder, the Agent, for the benefit of the Lenders hereunder, shall thereafter be entitled to deposit and retain in an account to be maintained by the Agent, and which for the purposes hereof shall be considered to be the Agent's account and not the Borrower's account (bearing interest for the Borrower's account at the rates of the Agent as may be applicable in respect of other deposits of similar amounts for similar terms), amounts which are received by the Agent from the Borrower to the extent that and for so long as such amounts either may be required to satisfy any contingent or unmatured obligations or liabilities of the Borrower to the Agent and the Lenders under the Loan Documents or are actually used to satisfy any such obligations or liabilities; provided that if such amounts are no longer required or not so used, the Agent shall forthwith return the same to the Borrower.

9.8	Lenders May Perform Covenants

If the Borrower shall fail to perform any covenant on its part herein contained, the Agent may on behalf of the Lenders and with the approval of the Majority Lenders, upon five (5) Business Days prior notice to the Borrower, perform any of the said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds on behalf of the Lenders and shall be entitled to reimbursement of any such expenditure from each Lender based upon the proportion that such Lender's Commitment bears to the Total Commitment.  All amounts so paid by the Agent hereunder shall be repaid by the Borrower on demand therefor, and shall bear interest at the rate set forth in Section 5.6 from the date paid by the Agent hereunder to and including the date such amounts are repaid in full by the Borrower.

ARTICLE 10
EXPENSES AND INDEMNITIES

10.1	Reimbursement of Expenses and Indemnity

All statements, reports, certificates, opinions and other documents or information required to be furnished to the Agent or the Lenders by the Borrower under this Agreement shall be supplied by the Borrower without cost to the Agent or the Lenders.  In addition, the Borrower hereby agrees to pay promptly to the Agent on demand all reasonable legal fees and all other reasonable out of pocket expenses which are incurred from time to time by the Agent in respect of the documentation, preparation, negotiation, execution, and administration of the Loan Documents (including stamp taxes or other Taxes payable in connection with the execution, delivery or enforcement of the Loan Documents) and all expenses which are incurred from time to time by the Agent or the Lenders in respect of the enforcement of this Agreement and any other Loan Documents.

10.2	Increased Cost

If, subsequent to the date of this Agreement, the introduction of, any change in or the implementation of any applicable law, regulation, treaty or official directive or regulatory requirement of general application now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or governmental authority charged with the interpretation or administration thereof, or if compliance by any Lender with any request from any central bank or other fiscal, monetary or other authority (whether or not having the force of law):

(a)
subjects a Lender to any Tax, or changes the basis of taxation (through Taxes) of payments due to such Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by the Borrower to such Lender under this Agreement;

(b)	imposes, modifies or deems applicable any reserve, special deposit, capital adequacy, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans to, or any other acquisition of funds for loans or commitments to fund loans or obligations in respect of bankers' acceptances accepted by a Lender or letters of credit issued by a Lender; or

(c)	imposes on a Lender any other condition with respect to this Agreement;

and the result of (a), (b), or (c) is, in the sole determination of such Lender acting reasonably and in good faith, to increase the cost to such Lender or to reduce the income or return which is receivable by such Lender in respect of a Borrowing or standby fees payable pursuant to Section 5.7, such Lender shall promptly notify the Agent.  The Agent shall promptly notify the Borrower and the Borrower shall pay to the Agent for the benefit of such Lender that amount which compensates such Lender for such additional cost or reduction in income ("Additional Compensation") on the next Libor Interest Date in the case of a Libor Loan, on the next date on which standby fees are payable under Section 5.7 in the case of standby fees and on the next Interest Date in any other case (and each such successive date, if and as applicable). The Borrower shall not be obligated to pay any portion of such Additional Compensation accruing under this Section 10.2 for any period prior to the date which is ninety (90) days prior to the date on which the Agent, on behalf of such Lender, gives notice to the Borrower that such Additional Compensation is so accruing.  A certificate by a duly authorized officer of such Lender prepared in good faith setting forth the amount of the Additional Compensation and the basis for it must be submitted by the Agent to the Borrower and is conclusive evidence, in the absence of manifest error, of the amount of the Additional Compensation.  Such Lender shall, for the purposes of the calculation of Additional Compensation and to the extent contractually permitted, treat the Borrower in a manner consistent with other borrowers of such Lender having credit facilities with such Lender comparable to the credit facilities hereunder.  If the Agent notifies the Borrower that Additional Compensation is owed, the Borrower shall pay such Additional Compensation to the Agent for the account of such Lender and the Borrower shall have the right, upon written irrevocable prior notice of at least three (3) Business Days to the Agent at the Agent's Branch of Account, to make payment in full to the Agent for the account of such Lender in respect of the applicable Borrowing on the date specified in such notice together with accrued interest in respect of such Borrowing or to convert such Borrowing into another basis of Borrowing available under this Agreement.

10.3	Illegality

If the introduction or application of or any change in applicable law, regulation, treaty or official directive, or regulatory requirement (whether or not having the force of law) or in the interpretation or application thereof by any court or by any governmental authority charged with the administration thereof, makes it unlawful, or prohibited for a Lender (in its good faith sole opinion) to make, to fund or to maintain the Borrowings or a portion of the Borrowings or to perform its obligations under this Agreement (including, in the case of a Fronting Lender, to issue Fronted Letters of Credit), such Lender may, by written notice to the Borrower through the Agent terminate its obligations under this Agreement or any portion thereof to make such Borrowings or perform such obligations and the Borrower shall prepay such Borrowings forthwith (or at the end of such period as is permitted under applicable law before the illegality or prohibition takes effect or as such Lender in its discretion otherwise agrees acting in good faith) together with all accrued but unpaid interest and fees as may be applicable to the date of payment or convert by notice to the Agent such Borrowings forthwith into another basis of Borrowing available under this Agreement.

10.4	Substitute Basis of Borrowing

(a)
Libor Loans:  If, on or prior to any Interest Determination Date in respect of a Libor Loan, a Lender determines acting reasonably and in good faith (which determination is final, conclusive and binding upon the Borrower) that:

(i)	adequate and fair means do not exist for ascertaining the rate of interest on such Libor Loan;

(ii)
the cost to such Lender of making, funding or maintaining such Libor Loan does not accurately reflect the effective cost to such Lender thereof and the costs to such Lender are increased or the income receivable by such Lender is reduced in respect of such Libor Loan;

(iii)
the making or the continuation of such Libor Loan or a portion of such Libor Loan by such Lender has become impracticable by reason of circumstances which materially and adversely affect the London interbank market; or

(iv)
deposits in U.S. Dollars are not available to such Lender in the London interbank market in sufficient amounts in the ordinary course of business for the applicable Libor Interest Period to make, fund or maintain such Libor Loan during such Libor Interest Period;

then, such Lender shall promptly notify the Agent, and the Agent shall promptly notify the Borrower in writing of such determination setting forth the basis of such determination and such Lender shall not thereafter be obligated to provide such Libor Loan.  The Borrower shall thereupon forthwith notify the Agent as to the substitute basis of Borrowing available under this Agreement which it has selected for such Libor Loan.  If the Borrower has not so notified the Agent, such Libor Loan shall automatically be made as or converted to a U.S. Base Rate Loan on the date falling two (2) Business Days subsequent to such Interest Determination Date.

(b)
Bankers' Acceptances:  In the event that at any time subsequent to the giving of a Drawdown Notice, Conversion Notice or Rollover Notice to the Agent by the Borrower with regard to any requested Bankers' Acceptances, but before the date of the Drawdown, Rollover or Conversion, as the case may be, the Agent (acting reasonably) makes a determination, which shall be conclusive and binding upon the Borrower, that there no longer exists an active market for bankers' acceptances accepted by the Lenders then:

(i)
the right of the Borrower to request Bankers' Acceptances or BA Equivalent Advances from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower;

(ii)
any outstanding Drawdown Notice requesting an Accommodation by way of Bankers' Acceptances or BA Equivalent Advances shall be deemed to be a Drawdown Notice requesting an Accommodation by way of Cdn. Prime Loans in the amount specified in the original Drawdown Notice;

(iii)
any outstanding Conversion Notice requesting a Conversion of U.S. Base Rate Loans or Libor Loans into Bankers' Acceptances or BA Equivalent Advances shall be deemed to be a Conversion Notice requesting a Conversion of such Loan into Cdn. Prime Loans; and

(iv)
any outstanding Rollover Notice requesting a Rollover of Bankers' Acceptances or BA Equivalent Advances shall be deemed to be a Rollover Notice requesting a Conversion of such Bankers' Acceptances into Cdn. Prime Loans.

The Agent shall promptly notify the Borrower and the Lenders of any suspension of the Borrower's right to request Bankers' Acceptances or BA Equivalent Advances and of any termination of any such suspension.

10.5	Funding Indemnity

If, for any reason whatsoever and whether or not required or permitted pursuant to the provisions of this Agreement, the Borrower repays, prepays, converts or cancels a Libor Loan other than on the last day of a Libor Interest Period applicable to such Libor Loan, the Borrower shall indemnify the applicable Lender for any resulting loss or expense incurred by such Lender including, without limitation, any loss of profit or expenses such Lender incurs by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to maintain such Libor Loan or any increased interest or other charges payable to lenders of funds borrowed in order to maintain such Libor Loan together with any other out-of-pocket charges, costs or expenses incurred by such Lender relative thereto.  If, for any reason whatsoever and whether or not required or permitted pursuant to the provisions of this Agreement, the Agent or any Lender provides the Borrower with the anticipated discounted proceeds of sale of a Bankers' Acceptance (less any fees payable to such Lender in respect thereof) on any day prior to the receipt by the Agent or such Lender of such proceeds and the Agent or such Lender does not receive such proceeds from the person designated to purchase such Bankers' Acceptance on the date such proceeds are payable hereunder, the Borrower shall indemnify the Agent and each applicable Lender for any resulting loss, cost or expense incurred by the Agent or such Lender by reason of or arising as a result of the non-receipt or delayed receipt by the Agent or such Lender of such proceeds, including without limitation, any losses which the Agent or such Lender may incur if it arranges for any further sale of such Bankers' Acceptance in replacement thereof and any costs which the Agent or such Lender may incur in connection with any action against the person designated to purchase such Bankers' Acceptance, together with any other out-of-pocket charges, costs or expenses incurred by the Agent or such Lender relative thereto.  In each case, a certificate of the Agent or a certificate of such Lender (acting reasonably and prepared in good faith) setting out the basis for the determination of the amount necessary to indemnify such Lender shall be, in the absence of manifest error, conclusive evidence thereof.

10.6	General Indemnity

The Borrower hereby covenants with the Agent and each Lender that it shall at all times hereafter keep the Agent and such Lender indemnified and held harmless from and against all suits (whether founded or unfounded), actions, proceedings, judgments, demands or claims instituted or made against the Agent or such Lender, and all costs, losses, liabilities, damages and expenses (including all reasonable legal fees on a solicitor and his own client basis) incurred by the Agent or such Lender in any way relating to, arising out of, or incidental to (a) any provision of the Loan Documents, (b) any Environmental Laws applying to the Agent or such Lender as a result of it being a party to or performing its obligations under any Loan Document or (c) any default by the Borrower under any provision of any of the Loan Documents.  If and for so long as no Event of Default has occurred and is continuing, the Borrower, at its option, shall be entitled to conduct the defence of such suit, action or proceeding with the participation of the Agent or such Lender should they so desire.  If the defence of any such suit, action or proceeding is not being conducted in a proper or diligent manner by the Borrower, the Agent or such Lender shall on notice to the Borrower (and for the account of the Borrower) be entitled to take over the conduct of the defence of such suit, action or proceeding with the participation of the Borrower should it so desire.  This indemnity shall extend to the officers, directors, employees, agents, shareholders and assignees of the Agent and each Lender and shall survive the termination of this Agreement but shall not apply to any suits, actions, proceedings, judgments, demands or claims or costs, losses, liabilities, damages and expenses resulting from or attributable to the willful misconduct or gross negligence of the Agent or any Lender or any officers, directors, employees, agents, shareholders or assignees thereof.

ARTICLE 11
THE AGENT AND THE LENDERS

11.1	Authorization of Agent

Each Lender irrevocably appoints and authorizes the Agent to exercise such powers, perform such duties, take such actions, make such decisions and determinations and give such consents under the Loan Documents as are required to be exercised, performed, taken, made, given or otherwise carried out by the Agent hereunder or under any other agreement between the Lenders, together with all powers reasonably incidental thereto.  As to any matters not expressly required by this Agreement or by any other agreement between the Lenders to be carried out by the Agent, the Agent is not required to exercise any discretion or take or to refrain from taking any action except upon the written instructions of the Majority Lenders.  Notwithstanding anything to the contrary in this Agreement, the Agent shall not be required to exercise any discretion or to take or to refrain from taking any action in any manner which is contrary to the Loan Documents, to any other agreement between the Lenders or to applicable law.

11.2	Responsibility of Agent

The Agent makes no representation or warranty and accepts no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability or priority of any of the Loan Documents nor with respect to the due execution, legality, validity, sufficiency, enforceability, accuracy or authenticity of any documents, papers, materials or other information furnished by the Borrower (or any other person, including the Agent) in connection with the Loan Documents, whether provided before or after the date of this Agreement.  The Agent shall incur no liability to the Lenders under or in respect of the Loan Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or willful misconduct.  The Agent assumes no responsibility for the payment of any of the Borrowings or other amounts outstanding hereunder or under the other Loan Documents by the Borrower or any other Loan Party.

11.3	Acknowledgment of Lenders

Each Lender acknowledges to the Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and the other Loan Parties and accordingly each Lender confirms to the Agent that it has not relied, and will not hereafter rely on the Agent:

(a)
Information:  to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or in connection with the Loan Documents (whether or not such information has been or is hereafter circulated to such Lender by the Agent);

(b)	Performance: to inquire as to the performance by the Borrower or any other Loan Party of its obligations under the Loan Documents; or

(c)	Credit Review: to assess or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower or any other Loan Party.

11.4	Rights and Obligations of Each Lender

The rights and obligations of each Lender under this Agreement are several and no Lender shall be obligated to make Borrowings available to the Borrower in excess of its Commitment.  The failure of a Lender to perform its obligations under this Agreement shall neither:

(a)	result in any other Lender incurring any liability whatsoever; nor

(b)	relieve the Borrower or any other Lender from their respective obligations under any Loan Document.

Nothing contained herein or in any other Loan Document nor any action taken pursuant hereto or thereto shall be deemed to constitute the Lenders a partnership, joint venture or any other similar entity.

Each of the Lenders hereby acknowledges that, to the extent permitted by applicable law, the remedies provided hereunder to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but collectively by the Agent upon the decision of the Majority Lenders regardless of whether an Acceleration Notice has been delivered or an Insolvency Event has occurred.  Notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it shall not be entitled to individually take any action with respect to the Loan Documents, including, without limitation, taking (including in respect of its Commitment or any indebtedness or liability owed to it) any action contemplated in Sections 9.2(a) and 9.2(b), but that any such action shall be taken only by the Agent with the prior written agreement or instructions of the Majority Lenders; provided that notwithstanding the foregoing if the Agent, having been adequately indemnified against costs and expenses of so doing by the Lenders, shall fail to carry out any such instructions of the Majority Lenders, any Lender may do so on behalf of all Lenders and shall, in so doing, be entitled to the benefit of all protections given the Agent hereunder or elsewhere.

11.5	Determinations by Lenders

(a)
Lenders' Determinations:  Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Loan Documents may be made or any action, consent or other determination in connection with the Loan Documents may be taken or given, with the consent or agreement of the Majority Lenders or "the Lenders" and not "all the Lenders", then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Majority Lenders shall be binding on all of the Lenders and all of the Lenders shall cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(b)
Deemed Non-Consent:  If the Agent delivers a written notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Loan Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its written consent or objection to such matter within fifteen (15) Business Days of the delivery of such written notice by the Agent to such Lender, such Lender shall be deemed not to have consented thereto upon the expiry of such fifteen (15)  Business Day period.

11.6	Notices between the Lenders, the Agent and the Borrower

All notices by the Lenders to the Agent shall be through the Agent's Branch of Account and all notices by the Agent to a Lender shall be through such Lender's Branch of Account.  All notices or communications between the Borrower and the Lenders which are required or contemplated pursuant to the Loan Documents shall be given or made through the Agent at the Agent's Branch of Account.

11.7	Agent's Duty to Deliver Documents Obtained from the Borrower

The Agent shall within five (5) Business Days deliver to each Lender, at such Lender's Branch of Account, such documents, papers, materials and other information as are furnished by the Borrower to the Agent on behalf of such Lender pursuant to this Agreement (the Agent's receipt of which is deemed, insofar as the Borrower and fulfillment of its obligations are concerned, to be receipt by all relevant Lenders notwithstanding the Agent's failure to perform its obligations under this Section 11.7), and the Borrower shall provide the Agent with sufficient copies of all such information for such purpose.  The Agent shall make requests of the Borrower pursuant to Section 8.1(o) from time to time on behalf of a Lender for such information as such Lender may from time to time reasonably request.

11.8	Arrangements for Borrowings

The Agent shall promptly give written notice to each Lender at its Branch of Account upon receipt by the Agent of any notice given pursuant to Section 3.4, 3.10, 3.12, 3.13, 4.3 or 4.4.  The Agent shall advise each Lender of the amount, date and details of each Accommodation and of such Lender's participation in each such Borrowing.  At or before 11:00 a.m. (Calgary time) on the Drawdown Date, Conversion Date or Rollover Date:

(a)
Loan Participation:  each Lender will make its share of Accommodations by way of Loans available to the Borrower at the Agent's Account for Payments by forwarding to the Agent the amount of Loans required to be made available by such Lender;

(b)
Bankers' Acceptance Participation: each Lender will make available to the Borrower its share of Accommodations by way of Bankers' Acceptances (or BA Equivalent Advances) by forwarding to the Agent at the Agent's Account for Payments the amount of:

(i)
if such Lender is not a Purchasing Lender, the discounted proceeds of sale of such Bankers' Acceptances received by such Lender or the amount of any BA Equivalent Advance (less, in each case, the amount of applicable fees payable by the Borrower to such Lender pursuant to Section 5.4); or

(ii)
if such Lender is a Purchasing Lender, the Discount Proceeds in respect of such Bankers' Acceptances and BA Equivalent Advances (less, in each case,  the amount of applicable fees payable by the Borrower to such Lender pursuant to Section 5.4); and

(c)	Letter of Credit Participation: each Lender and each Fronting Lender, as applicable, will make available to the Borrower the Letter of Credit requested by the Borrower at its Branch of Account.

11.9	Arrangements for Repayment of Borrowings

(a)
Prior to Acceleration:  Prior to the delivery of an Acceleration Notice or the occurrence of an Insolvency Event, upon receipt by the Agent of payments from the Borrower on account of principal, interest, fees or any other amount paid to the Agent on behalf of the Lenders, the Agent shall pay over to each Lender at its Branch of Account the amount to which it is entitled under this Agreement and shall use its best efforts to make such payment to such Lender on the same Business Day on which such payment is received by the Agent.  If the Agent does not remit any such payment to a Lender on the same Business Day as such payment is received by the Agent, the Agent shall pay interest thereon to such Lender until the date of payment at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice in respect of deposits of amounts comparable to the amount of such payment which are received by the Agent at a time similar to the time at which such payment is received by the Agent.

(b)
Subsequent to Demand and Acceleration:  Following the delivery of an Acceleration Notice or the occurrence of an Insolvency Event, the Lenders shall share any payments subsequently received in accordance with Section 9.4 of this Agreement.

11.10	Repayment by Lenders to Agent

(a)
Where Borrower Fails to Pay:  Unless the Agent has been notified in writing by the Borrower at least one (1) Business Day prior to the date on which any payment to be made by the Borrower hereunder is due that the Borrower does not intend to remit such payment, the Agent may, in its discretion, assume that the Borrower has remitted such payment when so due and the Agent may, in its discretion and in reliance upon such assumption, make available to each Lender on such payment date an amount equal to the amount of such payment which is due to such Lender pursuant to this Agreement.  If the Borrower does not in fact remit such payment to the Agent, the Agent shall promptly notify each Lender and each such Lender shall forthwith on demand repay to the Agent the amount of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

(b)
Where a Lender Fails to Pay:  Unless the Agent has been notified in writing by a Lender at least one (1) Business Day prior to a Drawdown Date, Conversion Date or Rollover Date that such Lender does not intend to make available the amount required to be made available by such Lender pursuant to this Agreement on such Drawdown Date, Conversion Date or Rollover Date, the Agent may, in its discretion, assume that such Lender has remitted funds to the Agent in an amount equal to the amount required to be made available by such Lender pursuant to this Agreement and the Agent may, in its discretion and in reliance upon such assumption, make available to the Borrower on such Drawdown Date, Conversion Date or Rollover Date an amount equal to the amount required to be made available by such Lender pursuant to this Agreement.  If such Lender does not in fact remit such funds to the Agent, the Agent shall promptly notify such Lender and such Lender shall forthwith remit such funds to the Agent, failing which:

(i)
the Borrower shall on two (2) Business Days notice repay to the Agent (without prejudice to the Borrower's rights against such Lender) the amount made available by the Agent on behalf of such Lender, in each case together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender or the Borrower, as the case may be) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender; and

(ii)
without prejudice to the Borrower's other rights against such Lender, Section 4.4(f)(i) or 4.4(f)(ii) shall, at the Borrower's election, apply in regard to such Lender, mutatis mutandis, as if such Lender were an Affected Lender.

11.11	Adjustments Among Lenders

(a)
Adjustments to Outstanding Borrowings:  Each Lender agrees (and the Agent agrees for and on behalf of Royal in its capacity as Operating Lender) that, after the delivery of an Acceleration Notice or the occurrence of an Insolvency Event, it will at any time and from time to time upon the request of the Agent as required by any Lender or the Operating Lender purchase portions of the Term Indebtedness or Operating Indebtedness of such other Lenders, as applicable, which in any case, remain outstanding and make any other adjustments which may be necessary or appropriate, in order that the amount of Term Indebtedness of each Lender which remains outstanding, and the Operating Indebtedness which remains outstanding, as adjusted pursuant to this Section  11.11, will be in the same proportion as its Lender's Proportion (calculated pursuant to item (b) of the definition thereof) of the sum of the aggregate Term Indebtedness under this Agreement and the Operating Indebtedness then outstanding.

(b)
Application of Payments:  The Lenders agree that, after the delivery of an Acceleration Notice or the occurrence of an Insolvency Event, the amount of any repayment made by any Loan Party in respect of Term Indebtedness under this Agreement, Operating Indebtedness under the Operating Credit Agreement or Swap Indebtedness under any Swap Agreement with a Swap Lender, and the amount of any proceeds from the exercise of any rights or remedies of the Agent, the Lenders, the Operating Lender and the Swap Lenders under the Loan Documents, under the Operating Loan Documents or under a Swap Agreement, which are to be applied against amounts owing hereunder, will be applied in accordance with Section 9.4.

(c)
Receipt of Payments other than Borrowings:  Notwithstanding anything contained in this Section 11.11, there shall not be taken into account for the purposes of computing any amount payable to a Lender, Operating Lender or Swap Lender pursuant to this Section 11.11, any amount which such Lender receives as a result of any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of any monies owing by a Loan Party to such Lender other than on account of Term Indebtedness, Operating Indebtedness or Swap Indebtedness; provided that, if at any time a Lender, Operating Lender or Swap Lender receives any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of monies owing or payable to it by a Loan Party in respect of liabilities of a Loan Party under Term Indebtedness, Operating Indebtedness or Swap Indebtedness, such payments will be applied in accordance with Section 9.4; provided further that the provisions of this Section 11.11(c) shall not apply to a Swap Lender which sets off amounts owing by a Loan Party to such Swap Lender under a Swap Agreement against amounts owing by such Swap Lender (including, for clarity, its Affiliates) to a Loan Party under any Swap Agreement entered into between such parties.  To the extent that a Swap Agreement is entered into by an Affiliate of a Lender or the Operating Lender, that Lender or the Operating Lender, as the case may be, shall cause such Affiliate to comply with the provisions of Section 9.4 and this Section 11.11, and such obligation shall survive such Lender (at any time after any such Swap

Agreement was entered into) ceasing to be a Lender hereunder or the Operating Lender ceasing to be the Operating Lender hereunder, as the case may be.

(d)
Further Assurances:  The Borrower agrees to be bound by and, at the request of the Agent, to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 11.11 but shall incur no increased liabilities, in aggregate, by reason thereof.

11.12	Lenders' Consents to Waivers, Amendments, etc.

(a)	Unanimous Consent: Any waiver of or any amendment to a provision of the Loan Documents which relates to:

(i)
a change in the types of Borrowings or interest periods related thereto, interest rates, standby fees, the Margin, notice periods or the amount of any payments payable by the Borrower to the Lenders under this Agreement and including any waiver of the time of payment of any amounts payable to the Lenders under this Agreement including, without limitation, the provisions of Section 9.1(a);

(ii)	an increase or decrease in the Commitment of any Lender other than as contemplated herein;

(iii)	an assignment or transfer by the Borrower of any of its rights and obligations under this Agreement;

(iv)	a change in the definition of Majority Lenders or Maturity Date or any other definition to the extent relevant to any of the provisions of this Section 11.12(a);

(v)	any matter which, pursuant to the Loan Documents, specifically requires the consent or agreement of all of the Lenders;

(vi)	the provisions of Section 8.1(q), 11.12(a) or 11.12(b); or

(vii)	any release or material amendment to the Loan Party Guarantee;

shall bind the Lenders only if such waiver or amendment is agreed to in writing by all of the Lenders.

(b)
Majority Consent:  Subject to Section 11.12(a) and except as otherwise provided in the Loan Documents, any waiver of or any amendment to any provision of the Loan Documents and any action, consent or other determination in connection with the Loan Documents shall bind all of the Lenders if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

(c)	Agent's Consent: Any waiver of or any amendment to any provision of the Loan Documents which relates to the rights or obligations of the Agent shall require the agreement of the Agent thereto.

11.13	Reimbursement of Agent's Expenses

Each Lender agrees that it will indemnify the Agent for its Lender's Proportion of any and all costs, expenses and disbursements (including, without limitation, those costs and expenses referred to in Section 10.1) which may be incurred or made by the Agent in good faith in connection with the Loan Documents, and agrees that it will, on written demand, reimburse the Agent for any such costs, expenses or disbursements for which the Agent is not promptly reimbursed at any time by the Borrower.  The Agent may refrain from exercising any right, power or discretion or taking any action to protect or enforce the rights of any Lender under the Loan Documents until it has been so reimbursed.

11.14	Reliance by Agent and Lenders on Notices, etc.

(a)	Agent's Reliance: The Agent shall be entitled:

(i)
Reliance on Written Documents:  to rely upon any writing, letter, notice, certificate, telex, facsimile copy, cable, statement, order or other document believed by the Agent to be genuine and correct and to have been signed, sent or made by the proper person or persons;

(ii)
Reliance on Legal Advice:  with respect to legal matters, to act upon the advice of legal advisors selected by the Agent concerning all matters pertaining to the Loan Documents and the Agent's duties thereunder; and

(iii)	Reliance on Accounting Advice: with respect to accounting matters, to act upon the advice of independent public accountants selected by the Agent;

and the Agent shall assume no responsibility and shall incur no liability to the Borrower or any Lender by reason of relying on any such document or acting on any such advice.

(b)	Lender's Reliance: Each Lender shall be entitled:

(i)
Reliance on Written Documents:  to rely upon any writing, letter, notice, certificate, telex, facsimile copy, cable, statement, order or other document believed by such Lender to be genuine and correct and to have been signed, sent or made by the proper person or persons;

(ii)
Reliance on Legal Advice:  with respect to legal matters, to act upon the advice of legal advisors selected by such Lender concerning all matters pertaining to the Loan Documents and such Lender's duties thereunder; and

(iii)	Reliance on Accounting Advice: with respect to accounting matters, to act upon the advice of independent public accountants selected by such Lender;

and such Lender shall assume no responsibility and shall incur no liability to the Borrower or any other Lender by reason of relying on any such document or acting on any such advice.

11.15	Relations with Borrower

Except for the transactions provided for in this Agreement, each Lender may deal with the Borrower and each other Loan Party in all transactions and generally do any banking business with or provide any financial services to the Borrower and each other Loan Party without having any liability to account to the other Lenders therefor.  Where any Lender is the Agent, with respect to such Lender's Commitment and Lender's Proportion, such Lender shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent.

11.16	Sharing of Information

The Borrower authorizes the Agent and each Lender to share among each other and with any successor and, provided such person has first agreed in writing in favour of the Borrower and the relevant Lender to be bound by this Section 11.16, with any assignee, or any potential assignee, any information possessed by it regarding the Borrower, any other Loan Party or the Loan Documents.  The Agent and each Lender agree to keep all information provided by the Borrower confidential in accordance with Section 12.3 and, subject to Section 12.3, shall not disclose such information to any person whatsoever (other than as provided for herein and other than to employees and professional advisors to the Agent or such Lender (but excluding therefrom any affiliate of such Lender which is not in the commercial banking business) in the necessary course of business).

11.17	Successor Agent

Subject to the appointment and acceptance of a successor agent as provided in this Section 11.17, the Agent may resign at any time by giving written notice thereof to each of the Lenders and the Borrower, and the Agent may be removed at any time for cause by the Lenders other than the Agent in its capacity as a Lender (the "Remaining Lenders") provided that Remaining Lenders holding Commitments of eighty percent (80%) or more of the Commitments of all the Remaining Lenders consent to such removal.  Upon any such resignation or removal, the Remaining Lenders shall have the right to appoint a successor agent with the written approval of the Borrower (such approval not to be unreasonably withheld).  Any successor agent appointed under this Section 11.17 shall be a Lender which has offices in Calgary, Alberta and Toronto, Ontario.  If no successor agent shall have been appointed by the Remaining Lenders and shall have accepted such appointment within thirty (30) days after the retiring agent's giving of notice of resignation or the Remaining Lenders' removal of the retiring agent, then the retiring agent may, on behalf of the Lenders and with the written approval of the Borrower (such approval not to be unreasonably withheld), appoint a successor agent.  Upon the acceptance of any appointment as Agent by a successor agent such successor agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring agent as Agent, and the retiring agent shall be discharged from its duties and obligations under this Agreement as Agent.  After any retiring agent's resignation or removal hereunder as the Agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders in respect of any actions taken or omitted to be taken by the retiring agent while it was acting as the Agent.

11.18	Amendment of this Article 11

Save and except for the provisions of Section 11.11, Section 11.15, Section 11.17 and this Section 11.18, the provisions of this Article 11 may be amended or added to, from time to time, without the agreement of the Borrower provided such amendment or addition does not adversely affect the rights of the Borrower hereunder or increase, in aggregate, the costs or liabilities of the Borrower hereunder or otherwise prejudice the Borrower.  A copy of the instrument evidencing such amendment or addition shall be forwarded by the Agent to the Borrower as soon as practicable following the execution thereof.

11.19	Dealing with Agent

In the absence of notice or any actual knowledge of a lack of authority of the Agent to act for and on behalf of the Lenders in respect of any matter hereunder or under the Loan Documents, the Borrower shall be entitled to conclusively assume that any certificate, directive or other writing of the Agent for and on behalf of the Lenders in connection with such matter has been duly authorized by the Lenders in accordance with this Agreement.

11.20	Indemnity of Agent

Each Lender hereby agrees to indemnify the Agent (to the extent not reimbursed by the Borrower), as to its Lender's Proportion from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or the other Loan Documents or any action taken or omitted by the Agent under or in respect of this Agreement or the other Loan Documents provided that the Lenders shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or willful misconduct.  Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its Lender's Proportion of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement and the other Loan Documents, to the extent that the Agent is not reimbursed for such expenses by the Borrower.

11.21	Authority of Agent to Execute Intercreditor Agreements

Each Lender hereby irrevocably appoints and authorizes the Agent to execute and deliver, for and on behalf of the Lenders and each of their Affiliates who are Swap Lenders from time to time, such intercreditor agreements, acknowledgements and other documents as the Agent may deem acceptable to confirm the pari passu ranking of the Term Indebtedness and the Swap Indebtedness with Debt of any Loan Party under any issuances of senior unsecured notes or similar obligations by a Loan Party or any guarantees thereof.

11.22	The Agent, Fronting Lenders and Defaulting Lenders

(a)
Provision of Cash to Agent:  Each Defaulting Lender shall be required to provide to the Agent cash in an amount, as shall be determined from time to time by the Agent or any Fronting Lender, as the case may be, in its discretion, equal to all obligations of such Defaulting Lender to the Agent or such Fronting Lender, as the case may be, that are owing or may become owing pursuant to this Agreement, including such Defaulting Lender's obligation to pay its Lender's Proportion of any indemnification, reimbursement or expense reimbursement amounts not paid by the Borrower.  Such cash shall be held by the Agent in one or more cash collateral accounts, which accounts shall be in the name of the Agent and shall not be required to be interest bearing.  The Agent shall be entitled to apply the foregoing cash in accordance with Section 11.9, in the case of amounts owing to the Agent, or to pay the amounts owing to such Fronting Lender from the Defaulting Lender, in the case of amounts owing to such Fronting Lender pursuant hereto (including pursuant to Section 5.5).

(b)	Lenders to Indemnify Agent: In addition to the indemnity and reimbursement obligations noted in Section 11.20, the Lenders agree to indemnify the Agent (to the extent not reimbursed by the

Borrower and without limiting the obligations of the Borrower hereunder) rateably according to their respective Lender's Proportions (and in calculating the Lender's Proportion of a Lender, ignoring the Commitments of Defaulting Lenders) any amount that a Defaulting Lender fails to pay the Agent and which is due and owing to the Agent pursuant to Section 11.20.  Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender and which would otherwise be payable by the Defaulting Lender.

(c)
Set Off: The Agent shall be entitled to set off any Defaulting Lender's Proportion of all payments received from the Borrower against such Defaulting Lender's obligations to make payments and fund Accommodations required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Loan Documents.  To the extent permitted by law, the Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Defaulting Lender pursuant to this Agreement, for so long as such Lender is a Defaulting Lender, which amounts shall be used by the Agent:

(i)
first, to reimburse the Agent for any amounts owing to it, in its capacity as Agent, by such Defaulting Lender pursuant to any Loan Document and to reimburse the Lenders for any amounts paid by the Lenders to the Agent under Section 11.22(b) rateably according to their respective Lenders' Proportion;

(ii)	second, to the payment of any amounts owing by such Defaulting Lender to the Fronting Lenders hereunder;

(iii)
third, to repay on a pro rata basis the incremental portion of any Accommodations made by a Lender pursuant to Section 12.4 in order to fund a shortfall created by a Defaulting Lender and, upon receipt of such repayment, each such Lender shall be deemed to have assigned to the Defaulting Lender such incremental portion of such Accommodations;

(iv)
fourth, to cash collateralize all other obligations of such Defaulting Lender to the Agent or the Fronting Lenders owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion, including such Defaulting Lender's obligation to pay its Lender's Proportion of any indemnification, reimbursement or expense reimbursement amounts not paid by the Borrower; and

(v)	fifth, to fund from time to time the Defaulting Lender's Lender's Proportion of Applicable Borrowings.

(d)
No Liability:  For greater certainty and in addition to the foregoing, neither the Agent nor any of its Affiliates nor any of their respective shareholders, officers, directors, employees, agents or representatives shall be liable to any Lender (including a Defaulting Lender) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrower to a Defaulting Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement, save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non-appealable judgement of a court of competent jurisdiction.

(e)	Fronted Letters of Credit: Notwithstanding any other provision hereof to the contrary, so long as any Lender is a Defaulting Lender, no Fronting Lender shall be obligated to issue any Fronted

Letter of Credit unless and until the applicable Fronting Lender (or the Agent on its behalf) has been provided with cash collateral to fully collateralize the applicable Fronting Lender's exposure to each such Defaulting Lender on terms and conditions satisfactory to the applicable Fronting Lender in its discretion, acting reasonably.

ARTICLE 12
SUCCESSORS AND ASSIGNS AND JUDGMENT CURRENCY

12.1	Successors and Assigns

Subject to Section 8.2(b), the Borrower may not assign its rights or obligations hereunder without the prior written consent of all of the Lenders.  If an Event of Default has occurred and is continuing, a Lender may, at the Borrower's cost and expense, with the prior consent of the Agent (such consent not to be unreasonably withheld) and upon payment by such Lender to the Agent of Cdn. $3,500 but without the Borrower's consent, assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents.  If no Event of Default has occurred or is continuing, a Lender may, at its sole cost and expense, with the prior consent of the Agent and the Borrower (such consents not to be unreasonably withheld) and upon payment by such Lender to the Agent of Cdn. $3,500 (where the Permitted Assignee is not a Lender or, if a Lender, such assignment is not made pursuant to or in the course of, a Request for Extension), assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents where such Lender assigns minimum amounts of its Commitment of at least Cdn. $10,000,000 and, to the extent it is not an assignment of the whole of its Commitment, such Lender would thereafter retain for its own account a Commitment of at least Cdn. $10,000,000.  Notwithstanding the foregoing and without the consent of the Borrower or the Agent or the payment of the aforementioned fee of Cdn. $3,500, a Lender may, at any time, assign all or any part of its Commitment to an affiliate of such Lender or an Approved Fund provided that any increased cost arising solely as a result of the residency of such affiliate or Approved Fund will be an obligation of such Lender and provided that, in the case of an assignment to an Approved Fund, such Lender remains responsible for, and is not released from, any and all funding obligations hereunder of such Lender.  Upon any assignment by a Lender to an assignee permitted by this Section 12.1 (a "Permitted Assignee") in accordance with the provisions of this Section 12.1, such Lender shall cause such Permitted Assignee to execute a Lender Transfer Agreement and to be substituted for such Lender in respect of the whole or any part of its rights and obligations under the Loan Documents which are so assigned and such Lender shall, as of the effective date thereof but subject to the provisions of the immediately prior sentence with respect to an assignment to an Approved Fund, be released from its obligations to the Borrower hereunder arising subsequent to such date to the extent thereof.  Any such assignment shall not increase, in aggregate, the liabilities of the Borrower hereunder (including, without limitation, under Section 6.3), other than the requirement to pay any costs and expenses associated with an assignment by the Borrower or by a Lender if an Event of Default has occurred and is continuing.  Nothing in this Section 12.1 shall restrict a Lender from the sale of participations in all or any part of the Borrowings made or to be made by it; provided that any increased costs to the Borrower as a result of any such participation shall be for the account of such Lender.  The selling Lender shall continue to be obligated as a Lender hereunder and the participant's approval to any amendments or waivers under this Agreement shall not be required notwithstanding any such participation.  A person who acquires a participation in Borrowings hereunder shall have no standing as a Lender under the Loan Documents and shall not acquire as a result thereof any rights or benefits under any of the Loan Documents in relation to the Borrower.

12.2	Judgment Currency

If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement it becomes necessary to convert into the currency of such jurisdiction (herein called the "Judgment Currency") any amount due hereunder in any currency other than the Judgment Currency, then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given.  For this purpose "rate of exchange" means the spot rate at which the Agent will, on the relevant date at or about 12:00 o'clock noon (Toronto time), sell such currency in Toronto, Ontario against the Judgment Currency.  In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Borrower will, on the date of payment, pay such additional amounts (if any) as may be necessary to ensure that the amount paid on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of payment is the amount then due under this Agreement in such other currency.  Any additional amount due from the Borrower under this Section 12.2 will be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

12.3	Exchange and Confidentiality of Information

Each of the Lenders and the Agent acknowledge the confidential nature of the financial, environmental, operational and other information, reports and data provided and to be provided to them by the Borrower pursuant to this Agreement and the other Loan Documents including, without limitation, any confidential information obtained pursuant to Section 8.1(o) and Section 13.7 (the "Information") and agrees to hold the Information in confidence and shall not discuss or disclose or allow access to, or transfer or transmit the Information to any person, provided however that:

(a)
each of the Lenders, the Swap Lenders and the Agent may disclose all or any part of the Information if, in its reasonable opinion, such disclosure is required by any applicable law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement, or is required in connection with any actual or threatened judicial, administrative or governmental proceeding, including, without limitation, proceedings initiated under or in respect of this Agreement, provided that in any such circumstance the Lenders and Agent, as soon as reasonably practicable, shall advise the Borrower of their obligation to disclose such Information in order to enable the Borrower, if it so chooses, to attempt to ensure that any such disclosure is made on a confidential basis;

(b)
each of the Lenders and the Agent may disclose Information to each other and to any Permitted Assignees or participants and to their respective counsel, agents, employees and advisors; provided that in the case of a participant, the participant has provided the Agent or the applicable Lender with the written agreement referred to in Section 12.3(c) and, in the case of any such agents and advisors, the Agent or the applicable Lender shall advise such person of the confidential nature of the Information;

(c)
each of the Lenders and the Agent may disclose and discuss the Information with credit officers of any potential Permitted Assignees for the purposes of assignment pursuant to Section 12.1 or any participant for the purposes of a participation; provided that such potential Permitted Assignee or participant shall have, for the benefit of the Borrower, previously provided to the Agent or such Lender, as the case may be, its written agreement to hold the Information under the same obligations of confidentiality as set forth in this Section 12.3 at all times prior to and, if applicable, after becoming a Permitted Assignee or participant;

(d)
each of the Lenders may disclose Information to any actual or prospective counterparty (or its advisors) to any securitization, swap or derivative transaction relating to the Borrower or the obligations hereunder, provided the counterparty has provided the applicable Lender with the written agreement referred to in Section 12.3(c);

(e)
each of the Lenders and the Agent may disclose all or any part of the Information so as to enable such Lender or the Agent to initiate any lawsuit against the Borrower or any other Loan Party or to defend any lawsuit commenced by the Borrower or any other Loan Party with respect to or arising from the Loan Documents, the issues of which are directly or indirectly related to the Information, but only to the extent such disclosure is necessary or desirable to the initiation or defense of such lawsuit; and

(f)	each of the Lenders and the Agent may disclose Information to any person with the prior written consent of the Borrower.

Notwithstanding the foregoing, "Information" shall not include any such information:

(g)
which is or becomes readily available to the public (other than by a breach hereof or by a breach of an obligation of confidentiality imposed on a Permitted Assignee or participant or other person referred to in this Section 12.3) or which has been made readily available to the public by the Borrower or any other Loan Party;

(h)
which the Agent or any Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Agent's or such Lender's possession and not then subject to any obligation on its part to or for the benefit of the Borrower to maintain confidentiality; or

(i)
which the Agent or any Lender received from a third party, prior to receipt thereof from the Borrower,  which was not, to the knowledge of the Agent or such Lender after due enquiry, subject to a duty of confidentiality to or for the benefit of the Borrower at the time the Information was so received.

12.4	Defaulting Lenders

(a)
Impact on Standby Fees and Votes:  Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(i)	the standby fees payable pursuant to Section 5.5 shall cease to accrue on the unused portion of the Commitment of such Defaulting Lender;

(ii)
a Defaulting Lender shall not be included in determining whether, and the Commitment and the Lender's Proportion of the Borrowings of such Defaulting Lender shall not be included in determining whether, all Lenders or the Majority Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 11.12), provided that any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that: (A) materially and adversely affects such Defaulting Lender differently than other affected Lenders; (B) changes the Commitment or extends the Maturity Date of such Defaulting Lender; (C) relates to the release or discharge to the Loan Party Guarantee; or (D) waives or forgives payment of any Borrowings owing to such Defaulting Lender, shall require the consent of such Defaulting Lender; and

(iii)	for the avoidance of doubt, the Borrower shall retain and reserve its other rights and remedies respecting each Defaulting Lender.

(b)
Funding:  If the Agent has actual knowledge that a Lender is a Defaulting Lender at the time that the Agent receives: (i) a notice of Borrowing; or (ii) a Conversion Notice that will result in a currency conversion, then each other Lender shall fund its Lender's Proportion of such affected Accommodation (and, in calculating such Lender's Proportion, the Agent shall ignore the Commitments of each such Defaulting Lender); provided that, for certainty, no Lender shall be obligated by this Section 12.4(b) to make or provide Accommodations in excess of its Commitment.  If the Agent acquires actual knowledge that a Lender is a Defaulting Lender at any time after the Agent received: (i) a notice of Borrowing; or (ii) a Conversion Notice that will result in a currency conversion, then the Agent shall promptly notify the Borrower that such Lender is a Defaulting Lender (and such Lender shall be deemed to have consented to such disclosure).  Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender under this Section 12.4(b) and which would otherwise have been paid by the Defaulting Lender if its Commitment had been included in determining the Lender's Proportion of such affected Accommodations.

(c)
Ceasing to be Defaulting Lender:  If any Lender shall cease to be a Defaulting Lender, then, upon becoming aware of the same, the Agent shall notify the other Lenders and (in accordance with the written direction of the Agent) such Lender (which has ceased to be a Defaulting Lender) shall purchase, and the other Lenders shall on a rateable basis sell and assign to such Lender, portions of such Borrowings equal in total to such Lender's Lender's Proportion thereof without regard to Section 12.4(b).

ARTICLE 13
MISCELLANEOUS

13.1	Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

13.2	Survival of Undertakings

All covenants, undertakings, agreements, representations and warranties made pursuant to this Agreement survive the execution and delivery of this Agreement and continue in full force and effect until the full payment and satisfaction of all obligations of the Borrower incurred pursuant to the Loan Documents and the termination of this Agreement.

13.3	Failure to Act

No failure, omission or delay on the part of any Lender in exercising any right, power or privilege hereunder shall impair such right, power or privilege or operate as a waiver thereof.

13.4	Amendments

No amendment, waiver, discharge or termination of any provision of the Loan Documents shall in any event be effective unless it is in writing and in conformity with Section 11.11 and then such amendment, waiver, discharge or termination will, if and as applicable having regard to the nature thereof, be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

13.5	Notice

Except as otherwise expressly provided herein, all notices, advice, requests and demands hereunder shall be in writing (including facsimile transmissions) or, if telephonic, promptly confirmed in writing, and shall be given to or made upon the respective parties hereto at the address or telecopy number set forth opposite their names on Schedule A hereto or at such other address or telecopy number as any party shall designate for itself.  All notices shall be effective upon actual receipt.  Notices by the Borrower in respect of Letters of Credit may not be given by telephone.  In the event of any discrepancy between any telephonic notice, advice, request or demand and the written confirmation thereof, the telephonic version shall govern with respect to actions taken by the recipient thereof notwithstanding subsequent written notice to the contrary but the person receiving such contrary subsequent written notice shall, as soon as practicable, use its reasonable best efforts to act in accordance with the written notice.  The Borrower shall indemnify the Agent and each Lender for, and hold them harmless from, any and all loss, damage, claim or expense (including reasonable legal fees on a solicitor and his own client basis), however arising, which the Agent or such Lender may suffer or incur, based on or arising out of any action taken by the Agent or such Lender pursuant to the telephonic notice, advice, request or demand given by the Borrower and which did not result from the Agent's or such Lender's gross negligence or willful misconduct.

13.6	Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of the Loan Documents and to ensure that the Loan Documents continue to be legal, valid and binding obligations of the parties thereto enforceable against each such party in accordance with their terms (except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditor's rights generally and by moratorium laws from time to time in effect).

13.7	Anti-Money Laundering Legislation

(a)
Obtaining of Information:  The Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and "know your client" Laws, whether within Canada or elsewhere (collectively, including any guidelines or orders thereunder, "AML Legislation"), the Lenders and the Agent may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or unitholders or other persons in control of the Borrower, and the transactions contemplated hereby.  The Borrower shall promptly: (i) provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence; and (ii) notify the recipient of any such information of any changes thereto.

(b)
No Obligation:  Each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or any Designated Subsidiary or any authorized signatories of the Borrower or any Designated Subsidiary, on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any Designated Subsidiary or any such authorized signatory in doing so.

13.8	Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

13.9	Whole Agreement

This Agreement together with the other Loan Documents constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of this Agreement and the other Loan Documents.

13.10	Term of Agreement

The term of this Agreement is until the termination of the Commitment of each Lender and payment in full of all the obligations of the Borrower incurred pursuant to this Agreement and the other Loan Documents.

13.11	Time of Essence

Time shall be of the essence of this Agreement.

13.12	Jurisdiction

(a)
Submission:  The Borrower, the Lenders and the Agent agree that the courts of the Province of Alberta have jurisdiction to settle any disputes in connection with the Loan Documents and accordingly each of them submits to the jurisdiction of the courts of the Province of Alberta.

(b)	Forum Convenience and Enforcement Abroad: The Borrower, the Agent and each of the Lenders:

(i)	waive objection to the courts of the Province of Alberta on grounds of inconvenient forum or otherwise as regards proceedings in connection with a Loan Document; and

(ii)
agree that a judgment or order of a court of the Province of Alberta in connection with a Loan Document is conclusive and binding on it (subject to any rights of appeal in respect thereof) and may be enforced against it in the courts of any other jurisdiction.

(c)	Non-exclusivity: Nothing in this Section 13.12 limits the right of the Borrower, a Lender or the Agent to bring proceedings against any party hereto in connection with any Loan Document:

(i)	in any other court of competent jurisdiction; or

(ii)	concurrently in more than one jurisdiction.

13.13	Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first written above.

Borrower:	PENGROWTH ENERGY CORPORATION

2100, 222 – 3rd Avenue S.W.
Calgary, Alberta	Per:	/s/ Christopher G. Webster
T2P 0B4		Name: Christopher G. Webster Title: Chief Financial Officer

Attention: Chief Financial Officer

Telecopier: [REDACTED]	Per:	/s/ D. Dean Evans
Name: D. Dean Evans Title: Treasurer

ROYAL BANK OF CANADA, as Lender

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

BANK OF MONTREAL, as Lender

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

THE BANK OF NOVA SCOTIA, as Lender

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

HSBC BANK CANADA, as Lender

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

THE TORONTO-DOMINION BANK, as Lender

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

NATIONAL BANK OF CANADA, as Lender

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

ALBERTA TREASURY BRANCHES, as Lender

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

UNION BANK, CANADA BRANCH, as Lender

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

BNP PARIBAS (CANADA), as Lender

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

Per:	[REDACTED]
Name: [REDACTED] Title: [REDACTED]

Administrative Agent:	ROYAL BANK OF CANADA,
as Administrative Agent

Agency Services Group 12th Floor, South Tower Royal Bank Plaza 200 Bay Street Toronto, Ontario M5J 2W7
	Per:	[REDACTED]
Name: Title:

Attention: [REDACTED] Telecopier: [REDACTED]

Schedule A to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Administrative Agent

COMMITMENTS AND ADDRESSES

LENDER	FRONTED LC COMMITMENT	COMMITMENT

Royal Bank of Canada Suite 1100, 888 – 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: [REDACTED] Fax No.: [REDACTED]	Cdn. $[REDACTED]	Cdn. $[REDACTED]

Bank of Montreal 2200, 333 - 7th Avenue S.W. Calgary, Alberta T2P 2Z1 Attention: [REDACTED] Fax No.: [REDACTED]	nil	Cdn. $[REDACTED]

The Bank of Nova Scotia 2000, 700 – 2nd Street S.W. P.O. Box 2540 Calgary, Alberta T2P 2W1 Attention: [REDACTED] Fax No.: [REDACTED]	nil	Cdn. $[REDACTED]

Canadian Imperial Bank of Commerce Oil and Gas Group 855 - 2nd St. S.W., 9th floor (East Tower, Bankers Hall) Calgary, Alberta T2P 2P2 Attention: [REDACTED] Fax No.: [REDACTED]	nil	Cdn. $[REDACTED]

HSBC Bank Canada 8th Floor, 407 – 8th Avenue S.W. Calgary, Alberta T2P 1E5 Attention: [REDACTED] Fax No.: [REDACTED]	nil	Cdn. $[REDACTED]

LENDER	FRONTED LC COMMITMENT	COMMITMENT

The Toronto-Dominion Bank Corporate Banking 800, 324 – 8th Avenue S.W. Calgary, Alberta T2P 1E5 Attention: [REDACTED] Fax No.: [REDACTED]	nil	Cdn. $[REDACTED]

National Bank of Canada Corporate Banking Suite 2802, 450 – 1st Street S.W. Calgary, Alberta T2P 5H1 Attention: [REDACTED] Fax No.: [REDACTED]	nil	Cdn. $[REDACTED]

Union Bank, Canada Branch Suite 730, 440 – 2nd Avenue S.W. Calgary, Alberta T2P 5E9 Attention: [REDACTED] Fax No.: [REDACTED]	nil	Cdn. $[REDACTED]

Alberta Treasury Branches 600, 444 - 7th Avenue S.W. Calgary, Alberta T2P 0X8 Attention: [REDACTED] Fax No.: [REDACTED]	nil	Cdn. $[REDACTED]

BNP Paribas (Canada) 1230, 335 – 8th Avenue S.W. Calgary, Alberta T2P 1C9 Attention: [REDACTED] Fax No.: [REDACTED]	nil	Cdn. $[REDACTED]

Total:	Cdn. $[REDACTED]	Cdn. $1,000,000,000

A-2

Schedule B to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Administrative Agent

NOTICE OF BORROWING, REPAYMENT, PREPAYMENT OR
CANCELLATION OF TOTAL COMMITMENT

Date:

Royal Bank of Canada
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario  M5J 2W7

Attention:      Manager, Agency

Dear Sir:

We refer to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA, as Administrative Agent (the "Credit Agreement").  Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of our request for a [Accommodation, repayment, and/or cancellation of Total Commitment or a portion thereof] pursuant to Section [3.4, 3.10 or 4.3] of the Credit Agreement as follows:

1.	Amount of [Accommodation, prepayment or repayment] [Cdn. $ or U.S. $].

2.	Date of [Accommodation, repayment, prepayment and/or cancellation of Total Commitment or a portion thereof].

3.
[If applicable].  Nature of [Accommodation, repayment or prepayment] is by way of a [Cdn. Prime Loan, U.S. Base Rate Loan, Libor Loan, Bankers' Acceptance and, if applicable, BA Equivalent Advance or Letter of Credit)].

4.	[If applicable]. The amount of the Total Commitment to be cancelled is $___________.

5.	[If applicable]. The Libor Interest Period for the Libor Loan is _____ months.

6.	[If applicable] We hereby request that the [Lenders/Schedule II Lenders] purchase Bankers' Acceptances at the applicable Discount Rate.

7.
[If applicable - when Lenders not purchasing Bankers' Acceptances].  We will forward a Notice of Borrowing by way of Bankers' Acceptance in the form of Schedule C to the Credit Agreement on [the Drawdown Date].  The term of each such Bankers' Acceptance shall be for a period of _____ days, maturing on _______________.

8.
[If applicable - when Purchasing Lenders are purchasing Bankers' Acceptance].  Please forward the funding particulars with respect to the Bankers' Acceptance on [the Drawdown Date].  The term of each such Bankers' Acceptance shall be for a period of ______ days, maturing on _______________.

9.
[If applicable]  Enclosed is a [Letter of Credit Application in the form of Schedule J to the Credit Agreement - in the case of a Letter of Credit issued under Section 3.8/Letter of Credit application and indemnity in the applicable Fronting Lender's customary form - in the case of a Fronted Letter of Credit issued under Section 3.9.]

10.
We hereby confirm that each condition precedent referred to in Section 7.2 of the Credit Agreement in regard to a Drawdown Date is satisfied on the date hereof and will be satisfied on the Drawdown Date.

Yours truly, PENGROWTH ENERGY CORPORATION

Per:
Name: Title:

B-2

Schedule C to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Administrative Agent

NOTICE OF BORROWING BY WAY OF BANKERS' ACCEPTANCE

Date:

Royal Bank of Canada
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario  M5J 2W7

Attention:  Manager, Agency

Dear Sirs:

We refer to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA, as Administrative Agent (the "Credit Agreement").  Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.6 of the Credit Agreement, we confirm our instructions regarding the issuance of the following Bankers' Acceptances for value on ____________________.

Each should be dated so as to mature on ______________________, resulting in a term of ________ days.

Particulars in respect of such Bankers' Acceptances are as set out in Exhibit 1 attached hereto.

We hereby confirm that each condition precedent referred to in Section 7.2of the Credit Agreement in regard to a [Drawdown Date/Conversion Date] will be satisfied on the [Drawdown Date/Conversion Date].

Yours truly, PENGROWTH ENERGY CORPORATION

Per:
Name: Title:

Exhibit 1 to Notice of Borrowing by way of Bankers' Acceptances

CONFIRMATION OF BANKERS' ACCEPTANCES FUNDING DETAILS

Name of Lender	Royal Bank of Canada	Bank of Montreal	The Toronto-Dominion Bank	National Bank of Canada	Alberta Treasury Branches	Canadian Imperial Bank of Commerce	HSBC Bank Canada	The Bank of Nova Scotia	Union Bank of California, Canada Branch	BNP Paribas (Canada)
Amount
Discount Rate
Price
Discount Proceeds
Acceptance Fee
Net Proceeds
Purchaser
Term

Note:  if any Non-Acceptance Lenders include particulars of BA Equivalent Advance

C-2

Schedule D to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Administrative Agent

NOTICE OF CONVERSION

Date:

Royal Bank of Canada
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario  M5J 2W7

Attention:      Manager, Agency

Dear Sirs:

We refer to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA, as Administrative Agent (the "Credit Agreement").  Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a conversion of Borrowings pursuant to Section 3.12 of the Credit Agreement.

We have outstanding $_____________ by way of [Cdn. Prime Loan, U.S. Base Rate Loan, Libor Loan or Bankers' Acceptances].  Please convert [Cdn. $ or U.S. $] outstanding by way of [Cdn. Prime Loan, U.S. Base Rate Loan, Libor Loan or Bankers' Acceptances] into a [Cdn. Prime Loan, U.S. Base Rate Loan, Libor Loan or Bankers' Acceptance] on the ______ day of _________, _____.

[If Applicable] We hereby request that the [Lenders/Schedule II Lenders] purchase the Bankers' Acceptances to be issued pursuant to this Notice of Conversion.

[If Applicable] The Libor Interest Period for the Libor Loan is ____ days.

[If Applicable - when there are no Purchasing Lenders] We will forward a Notice of Borrowing by way of Bankers' Acceptances in the form of Schedule C to the Credit Agreement on [the Conversion Date].  [If applicable - when there are Purchasing Lenders]. Please forward a Confirmation of Bankers' Acceptances Funding Details in the form of Exhibit 1 to Schedule C to the Credit Agreement on [the Conversion Date].  The term of each Bankers' Acceptance shall be for a period of _____ days, maturing on ________.

We hereby confirm that each condition precedent referred to in Section 7.2 in regard to a Conversion Date is satisfied on the date hereof and will be satisfied on the Conversion Date.

Yours truly, PENGROWTH ENERGY CORPORATION

Per:
Name: Title:

D-2

Schedule E to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Administrative Agent

NOTICE OF ROLLOVER

Date:

Royal Bank of Canada
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario  M5J 2W7

Attention:      Manager, Agency

Dear Sirs:

We refer to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA, as Administrative Agent (the "Credit Agreement").  Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Rollover of a [Bankers' Acceptance/Libor Loan] pursuant to Section 3.13 of the Credit Agreement.

We have outstanding [Cdn. $____________ by way of Bankers' Acceptances/U.S. $  by way of Libor Loan.]  The [Bankers' Acceptance matures on __________/Libor Interest Period in respect of such Libor Loan expires on __________.]  Please rollover such [Bankers' Acceptance/Libor Loan] [or Cdn./ U.S. $______________ thereof - if less than entire [Bankers' Acceptance/Libor Loan] is being rolled-over] such that the subsequent [term of each such Bankers' Acceptance shall be _____ days maturing on __________/Libor Interest Period is _____ months].

We hereby confirm that each condition precedent referred to in Section 7.2 of the Credit Agreement in regard to a Rollover Date is satisfied on the date hereof and will be satisfied on the Rollover Date.

Yours truly, PENGROWTH ENERGY CORPORATION

Per:
Name: Title:

Schedule F to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Administrative Agent

COMPLIANCE CERTIFICATE

PART A

I, __________________________________, of the City of Calgary, in the Province of Alberta, hereby certify as at the date of this Certificate as follows:

1.	I am the [President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Treasurer] of Pengrowth Energy Corporation (the "Borrower");

2.	This Certificate applies to the Fiscal [Quarter/Year] ending _______________, _____;

3.
I am familiar with and have examined the provisions of the Amended and Restated Credit Agreement (the "Credit Agreement") dated as of January 1, 2011 between the Borrower and a syndicate of Lenders and Royal Bank of Canada as Administrative Agent and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower and the other Loan Parties as I have deemed necessary for purposes of this Certificate;

4.	No Default or Event of Default has occurred and is continuing [other than __________________];

5.	The Consolidated Senior Debt to EBITDA Ratio as of the end of this Fiscal [Quarter/Year] is ____________ to 1.0 and the details of the calculation thereof are attached hereto as Exhibit 1;

6.	The Consolidated Total Debt to EBITDA Ratio as of the end of this Fiscal [Quarter/Year] is ____ to 1.0 and the details of the calculation thereof are attached hereto as Exhibit 2;

7.	The Consolidated Senior Debt to Capitalization Ratio as of the end of this Fiscal [Quarter/Year] is ____ to 1.0 and the details of the calculation thereof are attached hereto as Exhibit 3;

8.	The aggregate amount of outstanding Non-Recourse Debt of the Borrower and the other Loan Parties as of the end of this Fiscal [Quarter/Year] is Cdn. $_________;

9.	The Consolidated Tangible Assets of the Borrower as shown on the most recent financial statements of the Borrower is Cdn. $_________;

10.	Attached hereto is a current organizational chart of the Borrower and its Subsidiaries;

11.	Except where the context otherwise requires, all capitalized terms used herein have the same meaning as in the Credit Agreement; and

12.	This Certificate is given by the undersigned officer in his capacity as an officer of the Borrower without any personal liability on the part of such officer.

Executed at the City of Calgary, in the Province of Alberta this _____ day of _____________, _____.

PENGROWTH ENERGY CORPORATION

Per:
Name: Title:

F-2

Schedule G to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Administrative Agent

LENDER TRANSFER AGREEMENT

TO:	Royal Bank of Canada, as Administrative Agent (the "Agent")

AND TO:	Pengrowth Energy Corporation (the "Borrower")

RE:	Amended and Restated Credit Agreement ("Credit Agreement") made as of January 1, 2011 between the Borrower, the Agent and a syndicate of Lenders

Capitalized terms in this Lender Transfer Agreement shall have the meanings set out in the Credit Agreement.

1.
[name of new lender or new fronting lender] (the "Assignee") acknowledges that its proper officers have received and reviewed a copy of the Loan Documents and further acknowledges the provisions of the Loan Documents.

2.
The Assignee desires to become a Lender [and/or Fronting Lender] under the Credit Agreement; [name of selling Lender] (the "Assignor") has agreed to and does hereby sell, assign and transfer to the Assignee Cdn. $_______________ of the Commitment [and or Cdn. $_______________ of the Fronted LC Commitment] of the Assignor such that the Commitment of the Assignee shall be Cdn. $_______________ and of the Assignor shall be Cdn. $____________ [and the Fronted LC Commitment of the Assignee shall be Cdn. $_______________ and of the Assignor shall be Cdn. $____________];  and, accordingly, the Assignee has agreed to execute this Lender Transfer Agreement.

3.
The Assignee, by its execution and delivery of this Lender Transfer Agreement, agrees that from and after the date hereof it shall be a Lender under the Credit Agreement and agrees to be bound by and to perform all of the terms, conditions and covenants of the Credit Agreement applicable to a Lender [and a Fronting Lender] but its liability to make Borrowings shall be limited to its Commitment [and Fronted LC Commitment] identified in paragraph 2 of this Lender Transfer Agreement.

4.
The Assignee agrees to assume, without recourse to the Assignor, all liabilities and obligations of the Assignor as Lender under the Credit Agreement arising after the date hereof to the extent of the Assignee's Commitment [and Fronted LC Commitment] as provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent; provided that if any Bankers' Acceptances accepted or Letters of Credit issued by the Assignor remain outstanding on such date, such Bankers' Acceptances and Letters of Credit shall remain the liability and obligation of the Assignor and the Assignor shall be entitled to all of the rights, titles and benefits arising out of the Credit Agreement and the other Loan Documents with respect to such Bankers' Acceptances and Letters of Credit (including reimbursement rights); provided, however, that the Assignee shall indemnify the Assignor and hold the Assignor harmless from and against any losses or costs paid or incurred by the Assignor in connection with such Bankers' Acceptances and Letters of Credit (other than losses or costs which arise out of the gross negligence or willful misconduct of the Assignor) and shall be entitled to a proportionate amount of the fees paid in respect of such Bankers' Acceptances and Letters of Credit as agreed between the Assignor and the Assignee.

5.
The Assignee acknowledges and confirms that it has not relied upon and that none of the Assignor, the Agent or any of their respective directors, officers, employees or agents have made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of any of the Loan Documents or any other documentation or information delivered by the Assignor or the Agent to the Assignee in connection therewith or for the performance thereof by any party thereto or of the financial condition of the Borrower or any other Loan Party.  All representations, warranties and conditions express or implied by law or otherwise are hereby excluded.

6.
The Assignee represents and warrants that it [is/is not] a non-resident within the meaning of the Income Tax Act (Canada) and that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and the other Loan Parties and has not relied and will not hereafter rely on the Assignor or the Agent or any of their respective directors, officers, employees or agents to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower or the other Loan Parties.

7.
Each of the Assignor and the Assignee represents and warrants to the other, and to the Agent and the Lenders that it has the capacity and power to enter into this Lender Transfer Agreement in accordance with the terms hereof and to perform its obligations arising therefrom, and all actions required to authorize the execution and delivery hereof and the performance of such obligations have been duly taken.

8.	This Lender Transfer Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, Canada.

9.	Notices shall be given to the Assignee in the manner provided for in the Credit Agreement as follows:

[REDACTED]

[REDACTED]

Attention:  [REDACTED]

Telecopier: [REDACTED]

10.	This Lender Transfer Agreement shall be binding upon the Assignee and its successors and permitted assigns.

G-2

DATED this _____ day of __________, ____.

[Name of Assignee]

Per:

The Assignor hereby acknowledges the above Lender Transfer Agreement and agrees that its Commitment is reduced by an amount equal to the Commitment assigned to the undersigned hereby.

[Name of Assignee]

Per:

Each of Royal Bank of Canada and Pengrowth Energy Corporation hereby acknowledge the above Lender Transfer Agreement and consent to the Assignee becoming a Lender under the Credit Agreement to the extent of its Commitment as set out in paragraph 2 of the Lender Transfer Agreement.

ROYAL BANK OF CANADA, as Agent

Per:

PENGROWTH ENERGY CORPORATION

Per:

G-3

Schedule H to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Administrative Agent

REQUEST FOR EXTENSION

Date:

Royal Bank of Canada
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario  M5J 2W7

Attention:     Manager, Agency

Dear Sirs:

We refer to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA, as Administrative Agent (the "Credit Agreement").  Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.15 of the Credit Agreement, we hereby request that the Requested Lenders provide an extension of the applicable Subject Maturity Date to [•] [not to exceed 3 years from applicable Anniversary Date].

We hereby certify that:

1.
except as disclosed to the Agent in writing, the representations and warranties contained in Article 2 of the Credit Agreement are true and correct in all material respects on the date hereof and will be true and correct in all material respects on the date of extension, as applicable, with the same effect as if such representations and warranties were made on such dates; and

2.	neither the Borrower nor any Designated Subsidiary is in breach of any provision of the Loan Documents and no Default or Event of Default has occurred and is continuing.

Yours truly, PENGROWTH ENERGY CORPORATION

Per:
Name: Title:

As a guarantor of the obligations of the Borrower to the Agent and the Lenders, we hereby acknowledge the foregoing and confirm that the Loan Party Guarantee entered into by us remains in full force and effect in respect of all obligations of the Borrower to the Agent and the Lenders, including those under the Credit Agreement, as so extended.

[REDACTED]
Per:
Name: Title:

[To insert for any Designated Subsidiaries]

H-2

Schedule I to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Administrative Agent

POWER OF ATTORNEY TERMS - BANKERS' ACCEPTANCES

In order to facilitate the acceptance of Bankers' Acceptances or promissory notes evidencing BA Equivalent Advances pursuant to the terms of the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Administrative Agent (the "Credit Agreement"), Pengrowth Energy Corporation (the "Borrower") hereby appoints each Lender (individually, the "Bank"), acting by its duly authorized signatories (the "Attorney") for the time being at the Bank's main branch in Toronto, Ontario (or, if such Bank has no main branch in Toronto, Ontario, at the Bank's main branch in Calgary, Alberta) (the "Branch of Account"), the attorney of the Borrower:

1.
to sign for and on behalf and in the name of the Borrower as drawer, drafts in the Bank's standard form ("Drafts") which may be "depository bills" under and as defined in the Depository Bills and Notes Act (the "DBNA") drawn on the Bank payable to the order of the Borrower or to the order of the Bank or to a "clearing house" under the DBNA or its nominee for deposit by the Bank with the "clearing house" after acceptance thereof by the Bank;

2.
to sign for and on behalf and in the name of the Borrower as drawer, promissory notes in the Bank's standard form for advances in the nature of BA Equivalent Advances (the "Notes") payable to the Bank or its order evidencing BA Equivalent Advances made by the Bank to the Borrower pursuant to the Credit Agreement; and

3.	to fill in the amount, date and maturity date of such Drafts or Notes;

provided that such acts in each case are to be undertaken by the Bank in accordance with instructions given to the Bank by the Borrower as provided in this power of attorney.

Instructions to the Bank relating to the execution, completion, endorsement, discount and/or deposit by the Bank on behalf of the Borrower of Drafts which the Borrower wishes to submit to the Bank for acceptance by the Bank or relating to the execution and completion by the Bank on behalf of the Borrower of Notes which the Borrower wishes to issue to the Bank shall in each case be communicated by the Agent and/or the Borrower to the Bank in writing at the Branch of Account following delivery by the Borrower of a notice in respect of a drawdown, Conversion or Rollover pursuant to the Credit Agreement and shall specify the following information:

4.
a Canadian Dollar amount, which shall be the aggregate face amount of the Drafts to be accepted or BA Equivalent Advances to be made by the Bank in respect of a particular drawdown, Conversion or Rollover;

5.
a specified period of time, as provided in the Credit Agreement, which shall be the number of days after the date of such Drafts or Notes that such Drafts or Notes are to be payable, and the dates of issue and maturity of such Drafts or Notes; and

6.
payment instructions specifying the account number of the Borrower and the financial institution at which the proceeds from the sale of such Drafts or the proceeds of such BA Equivalent Advances are to be credited.

The communication in writing by the Borrower to the Bank of the instructions referred to above shall constitute the authorization and instruction of the Borrower to the Bank to complete, execute and, if applicable, endorse Drafts and to complete and execute Notes in accordance with such information as set out above and the request of the Borrower to the Bank to accept such Drafts and deliver the same, or deposit the same with a "clearing house" under the DBNA, against payment as set out in the instructions.  The Borrower acknowledges that the Bank shall not be obligated to accept any such Drafts or make any BA Equivalent Advances and thereafter complete and execute any Notes evidencing the same except in accordance with the provisions of the Credit Agreement.  The Bank shall be and is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to the Bank as provided herein if the Bank reasonably believes them to be genuine.

The Borrower agrees to indemnify the Bank and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby including the deposit of any draft with a "clearing house" under the DBNA; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the gross negligence or willful misconduct of the Bank or any of its directors, officers, employees, affiliates or agents.

This power of attorney may be revoked by the Borrower at any time upon not less than five (5) Business Days' written notice served upon the Bank at the Branch of Account, provided that (i) it may be replaced with another power of attorney forthwith in accordance with the requirements of the Credit Agreement; and (ii) no such revocation shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Draft or Note executed, completed, endorsed, discounted and/or delivered in accordance herewith prior to the time at which such revocation becomes effective.  This power of attorney may be terminated by the Bank at any time upon not less than five (5) Business Days' written notice to the Borrower in accordance with Section 13.5 of the Credit Agreement.

Any revocation or termination of this power of attorney shall not affect the rights of the Bank and the obligations of the Borrower with respect to the indemnities of the Borrower above stated with respect to all matters arising prior in time to any such revocation or termination.

This power of attorney is in addition to and not in substitution for any agreement to which the Bank and the Borrower are parties.

This power of attorney shall be governed in all respects by the laws of the Province of Alberta and the laws of Canada applicable therein and each of the Borrower and the Bank hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of such jurisdiction in respect of all matters arising out of this power of attorney.

In the event of a conflict between the provisions of this Power of Attorney and the Credit Agreement, the Credit Agreement shall prevail.

I-2

Schedule J to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Administrative Agent

LETTER OF CREDIT APPLICATION

Date:

Royal Bank of Canada
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario  M5J 2W7

Dear Sirs:

We refer to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA, as Administrative Agent (the "Credit Agreement").  Capitalized terms used herein have the same meaning as in the Credit Agreement.

This Letter of Credit Application is being delivered to you in your capacity as Agent for the Lenders pursuant to Section 3.8 of the Credit Agreement and is intended to be relied upon by the Lenders in issuing a Letter of Credit pursuant to this Letter of Credit Application.  We hereby apply for Letters of Credit pursuant to Section 3.8 of the Credit Agreement on the following terms and conditions:

APPLICANT:	Pengrowth Energy Corporation 2100, 222 – 3rd Avenue S.W. Calgary, Alberta T2P 0B4

BENEFICIARY:	Name:

Address:

Phone No.:

AMOUNT:	Cdn. or U.S. $

EXPIRY DATE:

PURPOSE:

DOCUMENTS REQUIRED FOR DRAWING:

(a)	[to be completed]

(b)
Certificate of the beneficiary confirming that drawings under the following [letters of credit or letters of guarantee] (which includes this [letter of credit or letter of guarantee]) are being made concurrently:

[Letter of Credit or Letter of Guarantee] Number
Issuing Lenders
Royal Bank of Canada
Bank of Montreal
The Bank of Nova Scotia
Canadian Imperial Bank of Commerce
HSBC Bank Canada
The Toronto-Dominion Bank
National Bank of Canada
Alberta Treasury Branches
Union Bank, Canada Branch
BNP Paribas (Canada)
[other Lenders]

(c)
if any drawing under this [letter of credit or letter of guarantee] is a partial drawing, a certificate of the beneficiary confirming that the amount of the partial drawing under this [letter of credit or letter of guarantee] is ___% of the total amount of drawings then being made under all of the foregoing [letters of credit or letters of guarantee].

Except as otherwise expressly stated, the Letter of Credit to be issued pursuant to this Letter of Credit Application will be subject to the Uniform Customs and Practice for Documentary Credits or the Uniform Customs and Practice of Demand Guarantees, as applicable, as published by the International Chamber of Commerce and in effect from time to time.

The undersigned hereby unconditionally, absolutely and irrevocably covenants with each Lender that it shall at all times hereafter keep such Lender indemnified and held harmless from and against all suits (whether founded or unfounded), actions, proceedings, judgments, costs, claims, demands, losses, liabilities, damages and expenses (including all reasonable legal fees on a solicitor and his own client basis) in any way relating to, arising out of, or incidental to the Letter of Credit and the issue thereof by each Lender, unless such Lender acts with gross negligence or willful misconduct or makes a payment on the Letter of Credit in circumstances where the documents and certificates required to be delivered under such Letter of Credit do not comply on their face with the requirements of such Letter of Credit.

Yours truly, PENGROWTH ENERGY CORPORATION

Per:
Name: Title:

J-2

Schedule K to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Administrative Agent

FORM OF LOAN PARTY GUARANTEE

This Guarantee made as of the ____ day of _____________, 20__.

To:	Royal Bank of Canada in its capacity as Agent for the Term Lenders (the "Agent")

And To:	The Term Lenders

And To:	The Operating Lender

And To:	The Swap Lenders

For valuable consideration, receipt whereof is hereby acknowledged, each of the undersigned (each, a "Guarantor" and collectively, the "Guarantors"), hereby jointly and severally irrevocably, absolutely and unconditionally:

(a)
guarantees payment of all Term Indebtedness, Operating Indebtedness and Swap Indebtedness (collectively, all such indebtedness being referred to as the "Obligations"), present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by PENGROWTH ENERGY CORPORATION (the "Borrower") and its successors, assigns and transferees to the Agent, the Term Lenders, the Operating Lender and the Swap Lenders or any of them (collectively, the "Beneficiaries"); and

(b)
indemnifies and saves harmless the Beneficiaries from and against any and all losses, damages, costs, expenses or liabilities suffered or incurred by any Beneficiary resulting or arising from or relating to any failure of the Borrower to pay in full or fully perform the Obligations as and when due, provided that the amount of such indemnification shall not exceed the amount of such Obligations together with any and all other amounts due and owing hereunder from time to time.

And each Guarantor agrees with the Beneficiaries as follows:

1.	Definitions: In this Guarantee the following terms shall have the following meanings:

(a)	"Lender Swap Agreement" means a Swap Agreement entered into with a Swap Lender.

(b)
"Term Credit Agreement" means that certain Cdn. $1,000,000,000 amended and restated credit agreement dated January 1, 2011 among the Borrower, the Agent and the Term Lenders from time to time party thereto, as it may be amended, modified, supplemented, restated or replaced from time to time.

(c)	"Term Lenders" means the financial institutions which are or may hereafter from time to time become lenders under the Term Credit Agreement, and "Term Lender" means any of them.

Unless otherwise defined herein or there is something in the subject matter or context inconsistent therewith, capitalized terms used in this Guarantee shall have the same meanings given to such terms in the Term Credit Agreement.

2.
Evidence of Accounts: Any account settled or stated between the Borrower and one or more of the Beneficiaries shall be accepted by the Guarantors as prima facie evidence that the amount thereby appearing due by the Borrower to the Beneficiaries or any of them is so due including, without limitation, the accounts maintained by the Agent pursuant to Section 4.6 of the Term Credit Agreement.

3.
Waiver of Defenses: The liability of the Guarantors under this Guarantee shall be irrevocable, unconditional and absolute, and without limiting the generality of the foregoing, the obligations of the Guarantors shall not be released, discharged, limited or otherwise affected by, and each Guarantor hereby waives as against each of the Beneficiaries to the fullest extent permitted by applicable law:

(a)	any defence relating to any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Obligation or otherwise;

(b)	any modification or amendment of or supplement to the Obligations, including any increase or decrease in the principal, the rates of interest or other amounts payable in respect thereof;

(c)
any defence based upon any incapacity, disability or lack or limitation of status or power of the Borrower or of the directors, officers, employees, partners or agents thereof, or that the Borrower may not be a legal entity;

(d)	any irregularity, defect or informality in the borrowing or obtaining of moneys or credits in respect of the Obligations;

(e)
any change in the existence, structure, constitution, name, control or ownership of the Borrower or any other person, or any insolvency, bankruptcy, amalgamation, merger, reorganization or other similar proceeding affecting the Borrower or any other person or the assets of the Borrower or of such other person;

(f)
the existence of any claim, set-off or other rights which any Guarantor may have at any time against the Borrower, any of the Beneficiaries, or any other person, whether in connection with the Obligations or any unrelated transactions;

(g)
any release or non-perfection or any invalidity, illegality or unenforceability relating to or against the Borrower or any other person, whether relating to any instrument evidencing the Obligations or any other agreement or instrument relating thereto or any part thereof or any provision of applicable law or regulation purporting to prohibit the payment by the Borrower or any other person of any of the Obligations;

(h)	any limitation, postponement, prohibition, subordination or other restriction on the rights of the Beneficiaries or any of them to payment of the Obligations or to take any steps in respect thereof;

(i)	any release, substitution or addition of any co-signer, endorser, other guarantor or any other person in respect of the Obligations;

(j)
any defence arising by reason of any failure of any Beneficiary to make any presentment, demand for performance, notice of non-performance, protest, and any other notice, including notice of (i) acceptance of this Guarantee, (ii) partial payment or non-payment of all or any part of the Obligations and (iii) the existence, creation, or incurring of new or additional Obligations;

(k)
any defence arising by reason of any failure of any Beneficiary to proceed against the Borrower or any other person, to proceed against, apply or exhaust any security held from the Borrower, any Guarantor or any other person for the Obligations, or to proceed against or to pursue any other remedy in the power of any Beneficiary whatsoever;

(l)
the benefit of any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor's obligation in proportion to the principal obligations;

(m)
any defence arising by reason of any incapacity, lack of authority or other defence of the Borrower, any Guarantor or any other person, or by reason of the cessation from any cause whatsoever of the liability of the Borrower, any Guarantor or any other person with respect to all or any part of the Obligations (other than the actual satisfaction thereof), or by reason of any act or omission of any Beneficiary or others which directly or indirectly results in the discharge or release of the Borrower, any Guarantor or all or any part of the Obligations or any security, or guarantee therefor, whether by operation of law or otherwise;

(n)
any defence arising by reason of any failure by any Beneficiary to obtain, perfect or maintain a perfected (or any) security interest in or lien or encumbrance upon any property of the Borrower, any Guarantor or any other person or by reason of any interest of any Beneficiary in any property, whether as owner thereof or the holder of a security interest therein or lien or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by any Beneficiary of any right to recourse or collateral;

(o)	any defence arising by reason of the failure of any Beneficiary to marshal any assets;

(p)
any defence based upon any failure of any Beneficiary to give to the Borrower or any Guarantor notice of any sale or other disposition of any property securing any or all of the Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of any Beneficiary to comply with any provision of applicable law in enforcing any security interest in or lien upon any such property, including any failure by any Beneficiary to dispose of any such property in a commercially reasonable manner;

(q)	any dealing whatsoever with the Borrower, any Guarantor or any other person or any security, whether negligently or not, or any failure to do so;

(r)
any defence based upon or arising out of any winding up, receivership, bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Borrower, any Guarantor, or any other person, including any discharge of, or bar against collecting, any of the Obligations, in or as a result of any such proceeding;

(s)
any reorganization, moratorium, arrangement or compromise of any or all of the obligations of the Borrower or any Guarantor including, without limitation, the Obligations or any transaction including, without limitation, any consolidation, arrangement, transfer, sale, lease or other disposition, whereby all or any part of the undertaking, property and assets of the Borrower or any Guarantor become the property of any other person or persons;

(t)	any extinguishment of all or any of the Obligations for any reason whatsoever (other than the actual satisfaction thereof); or

(u)
any other circumstance which might otherwise constitute a defence available to, or a discharge of the Guarantors (or any of them), any other act or omission to act or delay of any kind by the Borrower, any Beneficiary, any Guarantor or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this Section 3, constitute a legal or equitable discharge, limitation or reduction of the obligations of any Guarantor hereunder (other than the payment or satisfaction in full of all of the Obligations).

The foregoing provisions apply (and the foregoing waivers shall be effective) even if the effect is to destroy or diminish any Guarantor's subrogation rights, any Guarantor's right to proceed against the Borrower for reimbursement, any Guarantor's right to recover contribution from any other Guarantor or any other right or remedy; provided, however, nothing in this Section 3 shall relieve the Beneficiaries from any obligation in law or equity to act in good faith.

4.
No Waiver: No delay on the part of any Beneficiary, in exercising any of its options, powers or rights, or partial or single exercise thereof, shall constitute a waiver thereof. No amendment or waiver of any of the rights of any Beneficiary hereunder shall be deemed to be made by such Beneficiary, unless the same shall be in writing, duly signed on behalf of such Beneficiary and each such waiver, if any, shall apply only with respect to the specific instance involved and for the specific purpose for which given, and shall in no way impair the rights or liabilities of any Beneficiary, or the Guarantors (or any of them) hereunder in any other respect at any other time.

5.
Deemed Existence: If at any time, all or any part of any payment previously applied by any Beneficiary to any Obligation is or must be rescinded or returned by such Beneficiary for any reason whatsoever (including, without limitation, the insolvency, bankruptcy or reorganization of the Borrower), such Obligation shall, for the purpose of this Guarantee, to the extent that such payment is rescinded or returned, be deemed to have continued in existence, notwithstanding such application by such Beneficiary and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Obligation, all as though such application by such Beneficiary had not been made.

6.
Other Securities: This Guarantee is in addition to and not in substitution for any other guarantee or any other securities by whomsoever given at any time held by any Beneficiary for any present or future Obligations and each Beneficiary shall at all times have the right to proceed against or realize upon all or any portion of any other guarantees or securities or any other money or assets to which it may become entitled or have a claim in such order and in such manner as it in its sole and unfettered discretion may deem fit.

7.	Continuing Guarantee: This Guarantee is a continuing guarantee and: (i) shall remain in full force and effect in accordance with its terms until payment in full of all amounts payable under this Guarantee; and (ii) shall be binding upon the Guarantors, their successors and permitted assigns.

8.
Enforcement of Guarantee: The obligations of the Guarantors under this Guarantee shall be enforceable by the Agent upon demand by the Agent for payment of the Obligations from the Borrower made when any of such Obligations are in default, without the necessity of any action or recourse whatsoever against the Borrower or any other guarantor. The remedies provided in this Guarantee are cumulative and not exclusive of any remedies provided by law, the Loan Documents, the Operating Loan Documents, the Lender Swap Agreements or otherwise.

9.
Subrogation: This Guarantee shall not be considered as wholly or partially satisfied by the payment or liquidation at any time or times of any sum or sums of money for the time being due or remaining unpaid to any Beneficiary and all dividends, compensations, proceeds of security valued and payments received by any Beneficiary from the Borrower, any Guarantor or from others or from any estate shall be regarded for all purposes as payments in gross without right on the part of the Guarantors (or any of them) to claim in reduction of the liability under this Guarantee the benefit of any such dividends, compositions, proceeds or payments or any securities held by any Beneficiary or proceeds thereof, unless the effect of any such payment or liquidation received by such Beneficiary is to permanently reduce the amount of the Obligations and all Beneficiaries no longer have any obligation to extend credit or advance monies to or for the benefit of the Borrower. The Guarantors (or any of them) shall not have any right to be subrogated in any rights of any Beneficiary until all Beneficiaries shall have received full, final and indefeasible payment and have no further obligation to extend credit or advance monies to or for the benefit of the Borrower.

10.
Guarantee of Payment and Performance: This Guarantee is a guarantee of payment and performance and not of collection and is in addition and without prejudice to any securities of any kind now or hereafter held by any Beneficiary.

11.
Costs: The Guarantors shall reimburse each Beneficiary for all expenses (including the fees and disbursements of its counsel on a solicitor and his own client basis) incurred by such Beneficiary in collecting or compromising any of the Obligations and in enforcing this Guarantee or any other guarantee of the Obligations, and the term "Obligations" herein shall include all such expenses.

12.
Payment: All payments hereunder with respect to any Obligations shall be made to the Agent at its office at Agency Services Group, 12th Floor, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario M5J 2W7, Attention: Manager, Agency or at such other branch or agency of the Agent as the Agent shall designate from time to time by notice in writing to the Guarantors.

13.
Payment on Stay: If: (i) the Borrower or any Guarantor is prevented from making payment of any of the Obligations when it would otherwise be required to do so; or (ii) the Agent is prevented from demanding payment of the Obligations because of a stay or other judicial proceeding or any other legal impediment, all Obligations or other amounts otherwise subject to demand, acceleration or payment shall be payable by the Guarantors as provided for hereunder.

14.	Waiver of Notice: Each Guarantor waives all notices which may be required by any statute, rule of law, contract or otherwise to preserve any rights of any Beneficiary against such Guarantor.

15.
Relationship to Borrower: The Guarantors have had full and complete access to the underlying documentation relating to the Obligations and all other documentation executed by any other person in connection with the Obligations. The Guarantors are fully informed of all circumstances which bear upon the risks of executing this Guarantee which a diligent inquiry would reveal. The Guarantors have adequate means to obtain from the Borrower on a continuing basis information concerning the Borrower's financial condition, and is not depending on any Beneficiary to provide such information, now or in the future. The Guarantors agree that the Beneficiaries shall not have any obligation to advise or notify the Guarantors (or any of them) or to provide the Guarantors (or any of them) with any data or information.

16.
Covenants: Each Guarantor acknowledges receipt of a copy of the Term Credit Agreement, the Operating Credit Agreement and any Lender Swap Agreements currently in existence as well as any other Loan Documents and Operating Loan Documents, and understands the obligations of the Borrower thereunder. Each Guarantor consents to and agrees to be bound by any provision in the Term Credit Agreement, the Operating Credit Agreement, any Lender Swap Agreement (whether now or hereafter in existence) and any other Loan Document and Operating Loan Document which relates to such Guarantor. Each Guarantor hereby covenants and agrees that it will not do anything which would result in the Borrower being in breach of the Term Credit Agreement, the Operating Credit Agreement or any Lender Swap Agreement (whether now or hereafter in existence) or any other Loan Document or Operating Loan Document.

17.
Governing Law and Submission to Jurisdiction: This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta. Each Guarantor irrevocably agrees that any legal proceedings in respect of this Guarantee may be brought in the courts of the Province of Alberta and the courts of appeal therefrom (the "Specified Courts"). Each Guarantor hereby irrevocably submits to the non-exclusive jurisdiction of the Specified Courts. Each Guarantor hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the commencement of any suit, action or proceeding arising out of or relating to the Guarantee, any Loan Document, any Operating Loan Document or any Lender Swap Agreement in any Specified Court, and hereby further irrevocably waives any claims that any such suit, action or proceeding brought in any such Specified Court has been brought in an inconvenient forum. Each Guarantor further irrevocably consents to the service of process out of any of the Specified Courts in any such suit, action or proceeding by the mailing of copies thereof by registered mail, return receipt requested, postage prepaid, to such Guarantor at its address as provided in this Guarantee or as otherwise provided by applicable law. Nothing herein shall affect the right of any Beneficiary to commence legal proceedings or otherwise proceed against the Guarantors (or any of them) in any jurisdiction or to serve process in any manner permitted by applicable law. Each Guarantor agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

18.
Taxes: Any and all payments by the Guarantors hereunder shall be made without set-off or counter-claim, free and clear of, and without deduction for or on account of any Tax, except as contemplated in the next sentence.  If any Tax is deducted or withheld from any payments, other than any Tax withheld by reason of a Beneficiary being a non-resident of Canada within the meaning of the Income Tax Act (Canada):

(a)
the sum payable shall be increased as may be necessary so that after making all required deductions and withholdings (including deductions and withholdings applicable to additional sums payable under this Section) the Beneficiaries receive an amount equal to the sum they would have received had no such deductions or withholdings been made; and

(b)	the Guarantors (or any of them) shall pay the full amount deducted or withheld to the relevant taxation authority or other authority in accordance with applicable law.

If following the making of any payment by the Guarantors (or any of them) under this Guarantee, any Beneficiary is granted or receives a credit, refund or remission in respect of the Tax for which the deduction or withholding was made, such Beneficiary shall (subject to the Guarantors having paid the relevant amount payable under this Section) to the extent that it is satisfied that it can do so without prejudice to the retention of the amount of such credit or refund, refund to the Guarantors such amount (if any) as such Beneficiary shall determine in good faith will leave such Beneficiary in no worse position than would have been the case if there had been no obligation to make such deduction or withholding in the first place.  No Beneficiary shall be obligated to provide to the Guarantors (or any of them) copies of all or any part of its tax returns, financial statements or other corporate financial data by reason of any such matter.

19.
Severability: If any provision of this Guarantee shall be invalid, illegal or unenforceable in any respect or in any jurisdiction, it shall not affect the validity, legality or enforceability of such provision in any other jurisdiction or the validity, legality or enforceability of any other provision of this Guarantee.

20.
Notices: Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery or by transmittal by facsimile or other electronic means of communication addressed to the respective parties as follows:

(a)	the Guarantors

c/o Pengrowth Energy Corporation
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta  T2P 0B4

Attention:   Chief Financial Officer
Fax:           (403) [REDACTED]

(b)	the Agent and any other Beneficiary at:

Royal Bank of Canada
Suite 1100, 888 – 3rd Street S.W.
Calgary, Alberta  T2P 5C5

Attention:   Senior Manager
Fax:           (403) [REDACTED]

with a copy to:

Royal Bank of Canada
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario  M5J 2W7

Attention:   Manager, Agency
Fax:          [REDACTED]

or to such other address or facsimile number as any party may from time to time notify the others in accordance with this Section. Any demand, notice or communication made or given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof, or, if made or given by facsimile or other electronic means of communication, on the first Business Day following the transmittal thereof.

21.	Amendment: No amendment or any change to, or waiver of, any provision of this Guarantee shall be effective unless consented to in writing by the Agent.

22.
Judgment Currency: If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Guarantee it becomes necessary to convert into the currency of such jurisdiction (herein called the "Judgment Currency") any amount due hereunder in any currency other than the Judgment Currency, then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For this purpose "rate of exchange" means the spot rate at which the Agent will, on the relevant date at or about 12:00 noon (Toronto time) sell such currency in Toronto, Ontario against the Judgment Currency. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Guarantors will, on the date of payment, pay such additional amounts (if any) as may be necessary to ensure that the amount paid on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of payment is the amount then due under this Guarantee in such other currency. Any additional amount due from the Guarantors under this section will be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Guarantee.

23.
Joint and Several Obligations:  The obligations of the Guarantors hereunder are joint and several, and each Guarantor agrees that it is jointly and severally liable for the Obligations and all other payment and performance obligations hereunder.

24.
New Subsidiary Guarantors:  Any person that is not already a party to this Guarantee as Guarantor may be added to and become jointly and severally bound by this Guarantee as a Guarantor by executing a guarantor addition agreement (the "Addition Agreement") substantially in the form attached as Schedule "A" hereto and delivering the same to the Agent.  The Addition Agreement shall be effective to add such person as a Guarantor under this Guarantee for the benefit of all Beneficiaries upon receipt thereof by the Agent.

IN WITNESS WHEREOF each Guarantor has caused this Guarantee to be signed by its officers duly authorized in that behalf as of the date first above written.

[NEW GUARANTOR]

Per:
Name:
Title:

Per:
Name:
Title:

SCHEDULE A

TO THE LOAN PARTY GUARANTEE

FORM OF GUARANTOR ADDITION AGREEMENT

GUARANTOR ADDITION AGREEMENT

This Agreement made as of the ____ day of _____________, 20__.

To:	Royal Bank of Canada in its capacity as Agent for the Term Lenders (the "Agent")

And To:	The Term Lenders

And To:	The Operating Lender

And To:	The Swap Lenders

(the Agent, the Term Lenders, the Operating Lender and the Swap Lenders being referred to collectively as the "Beneficiaries")

WHEREAS pursuant to the Term Credit Agreement and the Operating Credit Agreement, the Borrower has agreed to cause [REDACTED] (the "New Guarantor") to be added as a party to the Loan Party Guarantee by causing such New Guarantor to execute this Guarantor Addition Agreement;

AND WHEREAS the New Guarantor has agreed to become bound by the Loan Party Guarantee.

NOW THEREFORE for good and valuable consideration, the New Guarantor agrees as follows:

1.                      Reference to Loan Party Guarantee

(a)
This Guarantor Addition Agreement relates to the Loan Party Guarantee dated as of [REDACTED] with respect to the Obligations pursuant to the Term Credit Agreement, the Operating Credit Agreement and any Lender Swap Agreements, executed by the Guarantors listed therein in favour of the Beneficiaries, as amended, modified, supplemented, restated or replaced in accordance with the provisions thereof (the "Loan Party Guarantee").

(b)	Capitalized terms used herein and not otherwise defined herein shall have the same meanings as are ascribed thereto in the Loan Party Guarantee.

2.                      Addition

Effective as of the date hereof, the New Guarantor shall become a Guarantor for the purposes of the Loan Party Guarantee as fully as if it had been an original signatory thereunder, and shall have all of the obligations of a Guarantor, jointly and severally with all other Guarantors, under the Loan Party Guarantee.

3.                      Notice

Any notice or other communication to the New Guarantor in connection with this Guarantor Addition Agreement or the Loan Party Guarantee shall be deemed to be delivered if delivered in the manner set forth in Section 20 of the Loan Party Guarantee at the following address:

[REDACTED]
[address]

Attention:        [REDACTED]
Fax:           [REDACTED]

4.                      Governing Law

This Guarantor Addition Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.

IN WITNESS WHEREOF the New Guarantor has executed this Guarantor Addition Agreement as of the date first written above.

[NEW GUARANTOR]

By:
Name:
Title:

By:
Name:
Title:

2

Schedule L to the Amended and Restated Credit Agreement dated as of January 1, 2011 between PENGROWTH ENERGY CORPORATION as Borrower and a syndicate of Lenders with ROYAL BANK OF CANADA as Administrative Agent

ORGANIZATIONAL CHART OF THE BORROWER

SUBSIDIARIES OF THE BORROWER

Name	Entity	Designation
Pengrowth U.S. Corporation	Delaware Corporation	None